

IN YOUR WIRELESS WORLD

DSPgroup

Dear Stockholders,

I am pleased to report another year of success for DSP Group. In 2003 we were successful in improving our financial performance, both in terms of revenue growth and increased profitability and in implementing a research and development strategy designed to position the company to play a growing role in the emerging home multimedia communications market.

Total revenues of DSP Group reached $153 million in 2003, a growth of 22% over 2002.
Our gross profit margin reached an all time record of 46% of revenues, compared to 41% in 2002.
Operating income in 2003 was $22.5 million compared to $14.3 million in 2002, an increase of 57%.
Our net income and diluted EPS in 2003 were $25.4 million and $0.86, respectively, an increase of 67% and 59% over 2002.

Despite the significant increase in our revenues during 2003, our total backlog at year-end increased from $30 million in 2002 to $43 million in 2003.

The financial success demonstrated throughout the company's profit & loss statement was driven both by successful launches of new products and features and by execution of cost reduction projects by our R&D teams. In 2003 we achieved new design wins with existing customers as well as with new customers, including the two first design wins for our new DECT products targeted for the European market. We expect to begin shipping these DECT products in the second half of 2004.

The acquisition of the video technology of Teleman Multimedia Inc. and employment of its design team in 2003, paved the way for DSP Group to become the first supplier of wireless multimedia in the residence to include all three modalities, voice, video and data. The small size and efficiency of the Teleman design team enabled us to absorb them into the company without any negative impact on our financial results and allowed for their seamless integration into the company.

Equipped with a broad array of technologies that address all three critical residential wireless modalities, and a proven record of efficient execution by our management, R&D and marketing teams, we believe that we are well positioned to face the exciting challenges of the future. These challenges include penetrating the European market with our new DECT products, successfully introducing new video and Bluetooth products, enlarging our strong customer base, and using our cash wisely for the further growth of the company.

Eli Ayalon
Chairman & CEO

[US dollars in thousands, except Earning Per Share]

Revenues


$ 58,232
$ 86,603
$ 89,430
$ 125,158
$ 152,875
1999
2000
2001
2002
2003

Pro Forma Net Income*


$ 7,822
$ 20,585
$ 11,561
$ 19,930
$ 27,569
1999
2000
2001
2002
2003

Revenue Per Employee


$ 498
$ 541
$ 596
$ 840
$ 849
1999
2000
2001
2002
2003

Pro Forma Earnings Per Share*


$0.31
$ 0.72
$ 0.42
$ 0.71
$ 0.93
1999
2000
2001
2002
2003

*Excluding non recurring items and discontinued operations

DSP Group, Inc. is a fabless semiconductor company, designing and selling complex integrated Circuit solutions. DSP Group is a world leader in the short-range wireless communication market.

By combining its in-house technologies of Digital Signal Processors, various wireless communication protocols, including DECT and Bluetooth, most advanced Radio Frequency CMOS and SiGe as well as VoIP, DSP Group became a worldwide leader and a one-stop-shop for wide range of applications. These applications include but are not limited to: ISM band digital 900MHz, 2.4GHz, 5.8GHz telephony, European DECT (1.9GHz) telephony, Bluetooth systems for voice, data and video communication in residential, SOHO, SME, enterprise and automotive applications.
DSP Group ICs are widely used in Digital Voice Recorders (DVR's), MP3 players, VoIP Phones, Gateways, and Integrated Acccess Devices (IAD's).

Among the major Consumer Electronics manufacturers and telecom operators using DSP Group's ICs: Panasonic, Sony, Uniden, CCT Telecom, Motorola, Samsung, Philips, Alcatel, Thomson, General Electric, North Western Bell, South Western Bell, Conair, LG Electronics, Cenix, Brother, Pioneer, Deutsche Telecom, France Telecom, Swisscom, Telefonica, Telecom Italia, British Telecom and others.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

Commission File Number 0-23006

DSP GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-2683643**
(State or other jurisdiction of incorporation and organization)	**(I.R.S. Employer Identification No.)**

3120 Scott Boulevard, Santa Clara, CA 95054
(Address of principal executive offices, including zip code)

(408) 986-4300
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 per share
(Title of class)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

As of June 30, 2003, the aggregate market value of voting stock held by non-affiliates of the Registrant, based on the closing price of the Common Stock on June 30, 2003, as reported on the Nasdaq National Market, was approximately $458,161,086. Shares of Common Stock held by each officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded from this computation in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 10, 2004, the Registrant had outstanding 28,841,976 shares of Common Stock.

Documents incorporated by reference: Portions of the Registrant's proxy statement to be filed pursuant to Regulation 14A within 120 days after Registrant's fiscal year end of December 31, 2003 are incorporated herein by reference into Part II, Item 5 and Part III of this annual report.

INDEX

DSP GROUP, INC.

This Annual Report on Form 10-K contains certain forward-looking statements that are based on the beliefs of, and estimates made by and information currently available to, DSP Group's management. The words "expect," "anticipate," "intend," "plan" and similar expressions identify forward-looking statements. These statements are subject to risks and uncertainties. Actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

This Annual Report on Form 10-K includes trademarks and registered trademarks of DSP Group. Products or service names of other companies mentioned in this Annual Report on Form 10-K may be trademarks or registered trademarks of their respective owners.

PART I

Item 1. BUSINESS.

Introduction

DSP Group, Inc. is a fabless semiconductor company in the short-range residential wireless communications market. By combining our proprietary technologies and advanced design methodologies, we offer original equipment manufacturers (OEMs) complex Integrated Circuit (IC) solutions. Our system-on-a-chip solution includes applications for digital 900MHz, 2.4GHz and 5.8GHz telephony, European Digital Enhanced Cordless Telecommunications (DECT) telephony, Bluetooth systems for voice, data and video communication in residential, SOHO/SME (small-office home-office and small to medium enterprises) and automotive applications. In addition, we offer IC products that are used in hand-held Digital Voice Recorders, MP3 players, Voice over Internet Protocols (VoIP) phones, residential gateways, and Integrated Access Devices (IADs). We were incorporated in California in 1987 and reincorporated in Delaware in 1994. We completed our initial public offering in February 1994.

In November 2002, we transferred the assets and liabilities of our DSP cores licensing business to one of our then wholly-owned subsidiaries and immediately after the separation, the subsidiary affected a combination with Parthus Technologies plc to form Ceva, Inc. (f.k.a. ParthusCeva, Inc.). We distributed all of the common stock of our then wholly-owned subsidiary to our stockholders in connection with the separation. In anticipation of the separation, we reclassified the DSP cores licensing business as discontinued operations in our financial statements for the years ended December 31, 2002, 2001 and 2000. Since the separation, we are focused on IC product sales and operate in one reporting segment.

Industry Environment and Our Business

Over the past two decades communications technology has evolved from simple analog voice signals transmitted over networks of copper telephone lines to complex analog and digital voice and data signals transmitted over hybrid networks, such as copper, wireless transmission over radio frequencies, Digital Subscriber Lines (DSL) and cable lines. In addition, information is increasingly available via wired and wireless networks through a variety of access devices, including cordless phones, cellular phones, personal computers, personal digital assistants (PDAs), and digital cable and satellite set-top boxes. Moreover, the desire to leverage existing telecommunications infrastructure, together with the increased use of new data-intensive computing and communications applications and advanced video applications, are driving the convergence of voice, data and video.

Our focus on the design of highly integrated mixed-signal devices that combine complex analog and digital functions enables us to address the complex challenges of integrating various technologies, platforms and processes posed by these emerging trends in the communications industry. Our IC products are customizable, achieve high functionality and speed at reduced power consumption, especially for mobile applications, and can be manufactured in high volumes using cost-effective process technologies. Our systems architecture provides an open design environment for OEMs to design and market their own end products with the maximum differentiation.

In response to the growing trend towards wireless residential connectivity in the past few years, we have developed and are offering leading wireless voice and data transmission solutions for various applications. Since 1999, we have developed technologies including Direct Sequence and Frequency Hopping Spread Spectrum (FHSS) and Digital Narrow Band, along with CMOS and SiGe RF chips for 900MHz, 2.4GHz Industry Scientific and Medical (ISM) Band, 5.8 GHz, DECT (1.9GHz) and Bluetooth.

We also develop and market embedded, integrated silicon/software solutions for Digital Voice Recorder, Hands Free Car Kit and VoIP applications, as well as other Voice-over-Packet (VoP) applications for gateway and integrated access.

Since inception, we have shipped approximately 206 million units of speech processors and RF devices to OEMs, of which approximately 65 million were shipped in 2003. Sales of our Integrated Digital Telephony (IDT) speech processors and RF devices accounted for approximately 93% of our total revenues in 2003, 97% in 2002 and 94% in 2001.

Product Development

We introduced the first IDT telephony speech processor in 1989. In 1999, we acquired technology and products, including associated intellectual property related to 900MHz spread spectrum cordless telephones, from Advanced Micro Devices. In addition, in connection with the acquisition, we acquired two integrated groups of engineers, one located in Israel and the other in the United States. In the same year, we shipped the first D16000 family of fully-integrated speech processors, which combined the components of a mixed signal system on a single chip. Each speech processor in the D16000 family contains a DSP core, converters that transform analog signals into digital signals and vice versa, and various signal amplifiers, all embedded on a single chip. In addition to implementing DSP algorithms, including data compression, Caller ID and full-duplex speaker phone, these speech processors also perform tasks that would typically be handled by a separate central processing unit (CPU) chip.

In response to the limited growth of the 900MHz spread spectrum market in the U.S., in 2000 we initiated the development of a new line of 900MHz narrow-band cordless products to address this changing market trend. We developed the D36000 family of fully-integrated speech processors based on TeakLiteDSPCore®, which supports two-line telephony as well as cordless baseband modems with low power usage. D36000 speech processors, which entered into mass production in the second quarter of 2001, have received marketplace acceptance as an upgrade to our D16000 family of products for cordless and corded telephony standards. With this new family of products, we provide a complete solution for 900MHz, 2.4GHz single handset, 2.4GHz multi-handset and 5.8GHz baseband markets.

In 2001, we entered into mass production of 900MHz narrow-band cordless chipset. The chipset includes a D36000 fully-featured telephony and baseband device and an integrated RF device. We completed the design of our advanced chipset for 2.4GHz single handset and multi-handset for the U.S. market in 2001. During the same year, we also developed an integrated CMOS RF device, which was an important step in our development efforts to integrate telephony features, a communications modem and a RF device into an integrated phone-on-a-chip solution.

In 2002, we introduced a complete chipset for a 2.4GHz single handset solution and an advanced EDCT 2.4GHz multi-handset solution with walkie-talkie and in-room baby monitor capabilities. As the U.S. market transitioned from 900MHz to 2.4GHz, we introduced an optimal and low-cost 2.4GHz multi-handset solution to serve the growing requirements for systems with up to four handsets. Furthermore, in the second half of 2002, we started the development of a unique residential highly-featured cordless system to support voice, video and data connectivity, based on Bluetooth protocol. This universal platform is designed to enable fast time to market and seamless migration to data connectivity and broadband wireless residential applications.

During the second quarter of 2003, we moved into the multimedia communications market by acquiring the assets of Teleman Multimedia Inc., a U.S. corporation. Teleman has developed an advanced silicon platform for video compression and decompression designed to interface with image sensors and panel displays. The device supports compression standards such as MPEG4, JPEG and H263 . Our first line of video products, which is anticipated to be introduced in the fourth quarter of 2004, will enable the compression and decompression of video signals and may be incorporated into a variety of applications.

Also in 2003, to gain entrance into the European market and increase our leadership position in Asia, we developed the D56000 chipset family, a universal chipset for the DECT (1.9GHz) market, as well as the U.S. 2.4GHz and 5.8GHz markets. This dual modem device supports low power consumption applications and has Universal Serial Bus (USB) connectivity. A new CMOS DECT RF with external power amplifier device in the chipset is designed to enable fast time to market.

We further developed a complete chipset for residential voice, data and video wireless solution in 2003. The chipset includes DB56000 baseband device which combines the D56000 integrated capabilities with ARM7™ processor as well interface capabilities such as Ethernet and USB, Bluetooth RF CMOS device and DVC21 video processor to enable the transfer of voice, data and video wirelessly over Bluetooth protocol.

For the growing 5.8GHz market we are developing a complete IC device solution to replace the discrete 5.8GHz converter currently used in the market.

We believe that we are prepared to meet the exciting challenges of the dynamic and evolving markets for short-range multimedia communication and home wireless networking by combining our ability to integrate voice, data and video technologies. We currently expect an increased demand for our existing product lines in 2004 and anticipate that our products for the DECT and multimedia markets, including video and Bluetooth, will contribute to our growth in 2005 and increase our market share in Europe.

Target Markets and DSP Group Products

Our work in the field of wireless residential technology has yielded various synergistic product families targeted for specific segments of the wireless residential communications market. The sale of chipsets incorporated in 2.4GHz cordless telephony products represented approximately 79% of our total revenues for 2003.

Products Targeted for Digital Cordless Telephony

To capitalize on the trend from analog telephony to digital cordless telephony, during the last few years we developed the Super Hopper Chipset Family and EDCT (Enhanced Digital Cordless Telephone) Chipset Family. Both chipsets integrate the TeakLite® DSP core into the baseband chip, thereby enabling the software implementation of the voice coder and providing a platform offering a wide range of solutions. Software and hardware compatibility for products incorporating these chipsets range from a basic cordless phone with Caller ID to a fully featured solution that includes the integration of CID type I & II, multi-party hands-free True Full Duplex Speakerphone®; Digital Telephone Answering Machine, Talking Caller I.D function, as well as dual line support.

Super Hopper Chipset Family—chipsets for 900MHz and 2.4GHz FHSS cordless telephones in the ISM Band. The *Super Hopper* chipset provides a two-chip solution: the baseband controller and the RF transceiver with external power amplifier. The *Super Hopper* chipset supports single handset link to the base station, multiple ringing handsets and handset-to-handset communication independent of the base station (walkie-talkie mode).

EDCT Chipset Family—chipsets for 2.4GHz FHSS cordless telephones for the ISM Band. The *EDCT* chipset provides a two-chip solution: the baseband controller (D36000 or D56000 family) and RF transceiver with integrated power amplifier. For 5.8 GHz applications, an additional converter designed by us is required. The system supports up to four simultaneous handset links to the base station, multiple ringing handsets and walkie-talkie mode and a full range of voice features.

DECT (Digital European Cordless Telephone) Chipset Family—chipsets for DECT (1.9GHz) cordless phones. The *DECT* chipset provides a three-chip solution: the baseband controller (D56000 family), RF transceiver and a simple external RF power amplifier designed to boost the output power to the maximum allowed level. The base band chip combines unique communication technology with the best telephony features at the most effective system cost. The *DECT* chipset supports both DECT (1.9GHz) and 2.4GHz bandwidth, up to six simultaneous handset links to the base station, multiple ringing handsets and walkie-talkie mode and a full range of voice features.

Products Targeted for Multimedia Access

To capitalize on the increasing convergence of voice, data and video, in 2003, we developed our video processor chip for use with our Bluetooth chipset or on a stand-alone basis.

Bluetooth Chipset Family—a chipset that includes a base band controller (DB56000family) and RF transceiver with integrated power amplifier. The chipset integrates the TeakLite® DSP core and ARM7™ into the baseband chip, thereby enabling the software implementation of the voice coder and providing a platform offering a wide range of solutions. Software and hardware compatibility is provided for the entire range of products. The *Bluetooth* chipset supports simultaneous handset links to the base station, multiple ringing handsets, walkie-talkie mode, DECT, Bluetooth and EDCT protocols, as well as new features enabled by Bluetooth such as Bluetooth headset support and Bluetooth wireless data connectivity to other devices. The high data rates offered by the Bluetooth link enable wireless data networking and wireless transmission of video within the residence in conjunction with our video compression chip technology.

Video Processor Chip—a chip that is targeted at low bit rate video applications such as those based on H263, JPEG and MPEG4 compression standards. This chip serves as a complete stand alone system including direct image sensor and display interfaces as well as an advanced video compression engine. Target applications include video telephony, home security and portable multimedia. The chip can be used in a system with our cordless chipsets to provide wireless video transmission.

Products Targeted for Analog Telephony

We continue to sell stand-alone IDT speech processors to support analog telephones based on PineDSPCore® and TeakLiteDSPCore®, which are more fully described below:

Technology	Description
Triple Rate Coder™	Instructs the telephone answering machine to decide automatically between better voice quality and longer recording time.
True Full-Duplex SpeakerPhone™	Allows simultaneous two-way (full-duplex), hands-free operation of the telephone and suppresses and cancels acoustic and electrical echoes.
G.723.1	ITU-T approved speech compression for VoIP and video conferencing over standard telephone lines.
Caller ID and Call Waiting Caller ID	Identifies to the party being called the telephone number of the calling party, whether or not the party being called is already engaged in another call.
Call Progress Tone Detection	Detects standard telephony signals during the progress of a telephone call.
DTMF Signaling	Detects and generates touch tone (DTMF) signals that comply with telephone industry frequency standards.
Voice Prompts	Provides the ability to stamp a message with a time and date and prompts voice-operated instructions.
Variable Speed Playback (FlexiSpeech®)	Permits playback of recorded speech at different speeds without distorting the natural sound of the speech.
Voice Operated Switch (VOX) (Smart-Vox®)	Detects human speech and stops recording during periods of silence, thereby conserving available memory.
Talking Caller I.D	Enable spoken out Caller ID in telephony as well as other applications.
Enhanced Digital Cordless Telephony	Multiple patented technology allowing high quality multi-handset connectivity
Voice Recognition	Allows a user to operate a telephone or answering machine by giving voice commands.

Products Targeted for Voice-over-Packet Market

Our Voice-over-Packet (VoP) speech co-processors, including VoIP, are DSP core-based, highly-integrated speech processors targeted for the low to medium density IAD, residential gateway and Internet Protocol (IP) telephony markets. These devices integrate all necessary DSP functionality combined with built-in Analog Front-End and support one to four channels of VoIP were developed for use in conjunction with other microprocessors to transmit VoP-based public and private networks, including the Internet, local area networks (LANs), frame relay networks, DSL links, cable networks, other data networks and combined data/voice networks. "Voice-over-IP" refers to the transmission of voice signals over networks using the Internet Protocol (IP), which involves dividing the signals into numerous small data packets that are individually transmitted over a network and re-assembled in the correct order at their destination. This technology can also be used to implement the speech component of video conferencing applications.

The development of product lines targeted at the VoP market is primarily conducted by our wholly-owned subsidiary, VoicePump, Inc.

The following table sets forth the features of the VoIP speech co-processors that we currently offer:

DSP Group's Voice-over-Packet Speech Co-Processors

	CT8022	VP110	VP120	VP140/101
Number of channels supported simultaneously	1	1	2	4
DSP Core	Oak	TeakLite	TeakLite	TeakLite
Process Geometry (Microns)	0.5	0.25	0.25	0.25
ITU-T Standard Speech Coders	G.711, G.723.1, G.729AB TrueSpeech	G.711, G.726, G.723.1, G.729AB	G.711, G.726, G.723.1, G.729AB	G.711, G.726, G.723.1, G.729AB
Analog Front-End Integrated	—	Yes	Yes	Yes
Features:				
Internet Telephony	Yes	Yes	Yes	Yes
Line Echo Cancellation	G.165	G.168	G.168	G.168
Caller ID, Detection and Generation	Yes	Yes	Yes	Yes
T.38 Fax Relay	No	Yes	Yes	Yes
Built-in Amplifiers	No	Yes	Yes	Yes

Products Targeted for the Digital Voice Recorder Market

We have developed a Digital Voice Recorder (DVR) that integrates the TeakLite® DSP core to enable five different speech compression rates. This DVR with adequate flash memory device can provide up to five hours of recording time. During 2003 we also developed an integrated DVR with MP3 playback and USB connectivity for voice recording application for personal and business use.

Software and Patent Licensing

We also license a family of proprietary speech compression algorithms and patents such as TrueSpeech® and G.723.1. Revenues from these licenses have been immaterial to date.

Customers

We sell our products, through distributors and representatives, to OEMs who incorporate our products into consumer products for the residential wireless telecommunication market worldwide. The major consumer electronics manufacturers and telecom operators that use our IC products include: Panasonic, Sony, Uniden, CCT Telecom, Motorola, Samsung, Philips, Alcatel, Thomson, General Electric, North Western Bell, South Western Bell, Conair, LG Electronics, Cenix, Yamaha, Deutsche Telecom, France Telecom, Swisscom, Telefonica, Telecom Italia, and Belgacom.

International Sales and Operations

Export sales accounted for 99% of our total revenues for 2003, 2002 and 2001. Although all of our sales to foreign entities are denominated in United States dollars, we are subject to risks of conducting business internationally. These risks include unexpected changes in regulatory requirements, fluctuations in exchange rates that could increase the price of our products in foreign markets, delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, other barriers and restrictions and the burden of complying with a variety of foreign laws. See Note 10 of the attached Notes to Consolidated Financial Statements for the year ended December 31, 2003, for a summary of our operations within various geographic areas.

Moreover, part of our expenses in Israel are paid in Israeli currency, which subjects us to the risks of foreign currency fluctuations between the U.S. dollar and the New Israeli Shekel (NIS) and to economic pressures resulting from Israel's general rate of inflation. Our primary expenses paid in NIS are employee salaries and lease payments on our Israeli facilities. As a result, an increase in the value of Israeli currency in comparison to the U.S. dollar could increase the cost of our technology development, research and development expenses and general and administrative expenses. From time to time, we use derivative instruments in order to minimize the effects of currency fluctuations, but our hedging positions may be partial, may not exist at all in the future or may not succeed in minimizing our foreign currency fluctuation risks.

Sales, Marketing and Distribution

We market and distribute our products through our direct sales and marketing offices, as well as through a network of distributors and independent OEM representatives. Our sales and marketing team, working out of our sales offices in Santa Clara, California; Tokyo, Japan; Herzelia Pituach, Israel and Edinburgh, Scotland, pursues business with our customers in North and South America, Europe and Asia. In territories worldwide where we do not have sales offices, we solely operate through a network of distributors and independent OEM representatives. A significant portion of our worldwide sales is derived through sales to our Japanese distributor, Tomen Electronics. Revenues derived from sales through Tomen Electronics comprised 79% of our total revenues in 2003, 81% in 2002, and 72% in 2001. In September 2000, we invested approximately $485,000 in the parent company of Tomen Electronics. For more information about our relationship with Tomen Electronics, see Note 6 to the attached Notes to Consolidated Financial Statements for the year ended December 31, 2003. Furthermore, Tomen Electronics sells our products to a limited number of customers. One customer, Panasonic Communications Co., Ltd., has continually accounted for a majority of sales through Tomen Electronics. Moreover, our sales representatives and distributors are not subject to minimum purchase requirements and can cease marketing our products at any time. The loss of one or more representatives or their failure to renew agreements with us upon expiration, especially Tomen Electronics, could harm our business, financial condition and results of operations. Additionally, the loss of Panasonic and Tomen Electronics' inability to thereafter effectively market our products could also materially harm our sales and results of operations.

Manufacturing and Design Methodology

All of our manufacturing occurs at independent foundries. We contract fabrication services for speech and telephony processors and RF devices from TSMC and IBM. Under non-exclusive arrangements, these independent foundries normally provide us with either sorted good wafers or un-sorted wafers. We develop detailed testing procedures and specifications for each product and require each subcontractor to use these procedures and specifications before shipping us the finished products. We test our products at ASE and TSMC and subcontract ASE and SPIL for dies packaging.

We intend to continue to use independent foundries to manufacture our digital speech processors, cordless devices and other products for the consumer telephony and computer telephony markets. Our reliance on independent foundries involves a number of risks, including the foundries' ability to achieve acceptable manufacturing yields at competitive costs and their allocation of sufficient capacity to us to meet our needs. As the economic recovery continues and companies replenish their semiconductor inventory, we believe there is a greater demand for foundries which may strain their production capacity. Also, there may be shortages in worldwide foundry capacity due to increased semiconductor demand for other factors. However, we have not engaged additional foundries to manufacture our products as safeguards against over-capacity due to expense considerations. While we currently believe we have adequate capacity to support our current sales levels, we may encounter over-capacity issues in the future. In the event of a worldwide shortage in foundry capacity, we may not be able to obtain a sufficient allocation of foundry capacity to meet our product needs. Over-capacity at the foundries we use to manufacture our products may lead to increased operating costs and lower gross margins. In addition, such a shortage could lengthen our products' manufacturing cycle and cause a delay in the shipment of our products to our customers. This could ultimately lead to a loss of sales of our products, harm our reputation and competitive position, and our revenues could be materially reduced.

In addition, foundries in Taiwan produce a significant portion of our wafer supply. As a result, earthquakes, aftershocks or other natural disasters in Asia could preclude us from obtaining an adequate supply of wafers to fill customer orders and could harm our business, financial condition and results of operations.

Moreover, our IDT speech processor products require an external component in the finished product to provide Analog Random Access Memory circuits (ARAMs) and flash memory, which are supplied by third party manufacturers. Temporary fluctuations in the pricing and availability of these components could negatively impact sales of our IDT speech processors, which could in turn harm our business, financial condition and results of operations.

Competition

The markets in which we operate are extremely competitive, and we expect that competition will continue to increase. In each of our business activities, we face current and potential competition from competitors that have significantly greater financial, technical, manufacturing, marketing, sales and distribution resources and management expertise than we do. Our future prospects will depend greatly on our ability to successfully develop and introduce new products that are responsive to market demands. We cannot assure you that we will be able to successfully develop or market new products.

The principal competitive factors in the cordless telephony market include price, system integration level, range, voice quality customer support and the timing of product introductions by us and our competitors. We believe that we are competitive with respect to most of these factors. Our principal competitors in the cordless market include National Semiconductor, Philips, Oki Electronic, Micro Linear and Infineon.

Similar principal competitive factors affect the Voice-over-Packet (VoP) market. We also believe that we are competitive with respect to most of these factors. Our principal competitors in the VoP market include Conexant Systems Inc. (formerly GlobalVirata), AudioCodes, Texas Instruments, Broadcom, Infineon and Oki Electronic.

Also, in addition to our TrueSpeech algorithms, several other digital speech compression technologies exist and are currently being developed that may be promoted by our competitors as industry standards for the VoIP computer telephony and personal computer markets.

Price competition in the markets in which we currently compete and propose to compete is intense and may increase, which could harm our business, financial condition and results of operations. We have experienced and will continue to experience increased competitive pricing pressures for our IDT processors. We were able to partially offset price reductions which occurred during 2003 through manufacturing cost reductions, improvements in our yield percentages and by achieving a higher level of product integration. However, we cannot assure you that we will be able to further reduce production costs, or be able to compete successfully with respect to price or any other key competitive factors in the future.

Furthermore, due to various new developments in the home residential market, we may be required to enter into new markets with competitors that have more established presence, and significantly greater financial, technical, manufacturing, marketing, sales and distribution resources and management expertise than we do. For example, the rapid deployment of new communication access methods, including mobile, broadband, cable and VoIP connections, as well as the projected lack of growth in products using fixed-line telephony, meaning communication through phones connected to telephone lines, will require us to expand our current product lines and develop a portfolio of "system-on-a-chip" solutions that integrate video, voice, data and communication technologies in a wider multimedia market. The expenditure of greater resources to expand our product lines, and develop and sell a portfolio of "system-on-a-chip" solutions may increase our operating expenses and reduce our gross profit.

Research and Development

We believe that the continued timely development and introduction of new products is essential to maintain our competitive position. We currently conduct most of our product development at our facilities. At December 31, 2003, we had a staff of 133 research and development personnel, of which 101 were located in Israel. We also employ independent contractors to assist with certain product development and testing activities. We spent approximately $25.6 million in 2003, $19.7 million in 2002, and $21.1 million in 2001, on research and development activities.

As noted above, due to various new developments in the home residential market, including the rapid deployment of new communication access methods, we will be required to expand our current product lines and develop products and services targeted at a wider multimedia market. We will need to continue to invest in research and development and our research and development expenses may increase in the future, including the addition of new research and development personnel, to keep pace with new trends in our industry.

Licenses, Patents and Trademarks

We have been granted 29 United States patents, one Canadian patent, two Israeli patents and one Taiwanese patent, and have nine patents pending in the United States, one patent pending in Japan, and two patents pending in Israel. We actively pursue foreign patent protection in countries of interest to us. Our policy is to apply for patents or for other appropriate statutory protection when we develop valuable new or improved technology. The status of any patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Accordingly, we cannot assure you that any patent application filed by us will result in a patent being issued, or that our patents, and any patents that may be issued in the future, will afford adequate protection against competitors with similar technology; nor can we provide assurance that patents issued to us will not be infringed or designed around by others. In addition, the laws of certain countries in which our products are or may be developed, manufactured or sold, including Hong Kong, Japan and Taiwan, may not protect our products and intellectual property rights to the same extent as the laws of the United States.

We attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other security measures. Although we intend to protect our rights vigorously, we cannot assure you that these measures will be successful.

The semiconductor and software industries are subject to frequent litigation regarding patent and other intellectual property rights. While claims involving any material patent or other intellectual property rights have not been brought against us to date, we cannot provide assurance that third parties will not assert claims against us with respect to existing or future products, or that we will not need to assert claims against third parties to protect our proprietary technology. For example, in a lawsuit against Microsoft Corporation, AT&T asserted that our TrueSpeech 8.5 algorithm includes certain elements covered by a patent held by AT&T. AT&T sued Microsoft, one of our TrueSpeech 8.5 licensees, for infringement. We were not named in AT&T's suit against Microsoft. If litigation becomes necessary to determine the validity of any third party claims or to protect our proprietary technology, it could result in significant expense to us and could divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor. In the event of an adverse result in any litigation, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. We cannot provide assurance that we would be successful in developing non-infringing technology or that any licenses would be available on commercially reasonable terms.

We have trademark registration for the following mark in the United States: TRUESPEECH TRIPLE RATE CODER.

While our ability to compete may be affected by our ability to protect our intellectual property, we believe that because of the rapid pace of technological change in our industry, our technical expertise and ability to innovate on a timely basis and in a cost-effective manner will be more important in maintaining our competitive position than the protection of our intellectual property. In addition, we believe that because of the rapid pace of technological change in the consumer telephone, computer telephony and personal computer industries, patents and trade secret protection are important but must be supported by other factors, including expanding the knowledge, ability and experience of our personnel, new product introductions and frequent product enhancements. Although we continue to implement protective measures and intend to defend our intellectual property rights, we cannot assure you that these measures will be successful.

Backlog

At December 31, 2003, our backlog was approximately $42.8 million compared with approximately $29.6 million at December 31, 2002. We include in our backlog all accepted product purchase orders with respect to which a delivery schedule has been specified for product shipment within one year. Our business is characterized by short-term order and shipment schedules. Product orders in our current backlog are subject to changes in delivery schedules or to cancellation by the purchaser. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable measure of our sales for any future period.

Employees

At December 31, 2003, we had 210 employees, including 133 in research and development, 29 in marketing and sales and 48 in corporate and administration and manufacturing coordination. Competition for personnel in the semiconductor, software and personal computer industries in general is intense. We believe that our future prospects will depend, in part, on our ability to continue to attract and retain highly-skilled technical, marketing and management personnel, who are in great demand. In particular, there is a limited supply of highly-qualified engineers with digital signal processing experience. None of our employees is represented by a collective bargaining agreement, nor have we ever experienced any work stoppage. We believe that relations with our employees are good.

Web Site Access to Company's Reports

Our Internet Web site address is *www.dspg.com.* Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through our Web site as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. We will also provide the reports in electronic or paper form free of charge upon request. Furthermore, all reports we file with the Commission are available free of charge via EDGAR through the Commission's Web site at www.sec.gov. In addition, the public may read and copy materials filed by us at the Commission's public reference room located at 450 Fifth St., N.W., Washington, D.C., 20549.

Risk Factors

Various discussions in this Annual Report on Form 10-K contain forward-looking statements concerning our future products, expenses, revenue, liquidity and cash needs, as well as our plans and strategies. These forward-looking statements are based on current expectations and we assume no obligation to update this information. Numerous factors could cause our actual results to differ significantly from the results described in these forward-looking statements, including the following risk factors.

We rely on a primary distributor for significant portion of our total revenues and the failure of this distributor to perform as expected would materially reduce our future sales and revenues.

We sell our products to customers primarily through a network of distributors and original equipment manufacturer (OEM) representatives. Particularly, revenues derived from sales through our Japanese distributor, Tomen Electronics, accounted for 79% of our total revenues in 2003, 81% in 2002 and 72% in 2001. Our future performance will depend, in part, on this distributor to continue to successfully market and sell our products.

Furthermore, Tomen Electronics sells our products to a limited number of customers. One customer, Panasonic Communications Co., Ltd, has continually accounted for a majority of the sales through Tomen Electronics. The loss of Tomen Electronics as our distributor and our inability to obtain a satisfactory replacement in a timely manner would materially harm our sales and results of operations. Additionally, the loss of Panasonic and Tomen Electronics' inability to thereafter effectively market our products would also materially harm our sales and results of operations.

Because our products are components of end products, if OEMs do not incorporate our products into their end products or if the end products of our OEM customers do not achieve market acceptance, we may not be able to generate adequate sales of our products.

Our products are not sold directly to the end-user; rather, they are components of end products. As a result, we rely upon OEMs to incorporate our products into their end products at the design stage. Once an OEM designs a competitor's product into its end product, it becomes significantly more difficult for us to sell our products to that customer because changing suppliers involves significant cost, time, effort and risk for the customer. As a result, we may incur significant expenditures on the development of a new product without any assurance that an OEM will select our product for design into its own product and without this "design win," it becomes significantly difficult to sell our products. Moreover, even after an OEM agrees to design our products into its end products, the design cycle is long and may be delayed due to factors beyond our control which may result in the end product incorporating our products not to reach the market until long after the initial "design win" with the OEM. Furthermore, we rely on the end products of our OEM customers that incorporate our products to achieve market acceptance. Many of our OEM customers face intense competition in their markets. If end products that incorporate our products are not accepted in the marketplace, we may not achieve adequate sales volume of our products, which would have a negative effect on our results of operations.

The slow economic recovery and related uncertainties may adversely impact our revenues and profitability.

Slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, unemployment, adverse business conditions and liquidity concerns in the telecommunications, semiconductor and related industries, and recent international conflicts and terrorist and military activity have resulted in a slow economic recovery after the downturn in worldwide economic conditions. If the economy continues to recover at such a slow pace, we may experience a slowdown in customer orders, an increase in the number of cancellations and rescheduling of backlog. We cannot predict the timing, strength and duration of any economic recovery in the telecommunications and semiconductor industry. In addition, the events of September 11, 2001, subsequent international conflicts and terrorist acts, and new developments with the Iraqi conflict, can be expected to place further pressure on economic conditions in the United States and worldwide. These conditions make it difficult for our customers, our vendors and for us to accurately forecast and plan future business activities. If such conditions continue or worsen, our business, financial condition and results of operations may be materially and adversely affected.

We generate a significant amount of our total revenues from the sale of Integrated Digital Telephony (IDT) products and our business and operating results may be materially adversely affected if we do not continue to succeed in the highly competitive IDT market.

Sales of our Integrated Digital Telephony (IDT) products comprised 93% of our total revenues for 2003. Specifically, sales of our 2.4GHz products comprised 79% of our total revenues for fiscal 2003, and we expect that our 2.4GHz products will continue to account for a substantial portion of our revenues in 2004. As a result, any adverse change in the digital IDT market or in our ability to compete and maintain our competitive position in that market would harm our business, financial condition and results of operations. The IDT market is extremely competitive and we expect that competition will only increase. Our existing and potential competitors in each of our markets include large and emerging domestic and foreign companies, many of which have significantly greater financial, technical, manufacturing, marketing, sale and distribution resources and management expertise than we do. It is possible that we may one day be unable to respond to increased price competition for IDT processors or other products through the introduction of new products or reduction of manufacturing costs. This inability would have a material adverse effect on our business, financial condition and results of operations. Likewise, any significant delays by us in developing, manufacturing or shipping new or enhanced products in this market also would have a material adverse effect on our business, financial condition and results of operations.

In addition, we believe new developments in the home residential market may adversely affect the revenues we derive from our IDT products. For example, the rapid deployment of new communication access methods, including mobile, broadband, cable and VoIP connections, may reduce the market for products using fixed-line telephony, meaning communication through phones connected to telephone lines. This decrease in demand would reduce our revenues derived from, and unit sales of, our cordless telephony products.

Because our quarterly operating results may fluctuate significantly, the price of our common stock may decline.

Our quarterly results of operations may vary significantly in the future for a variety of reasons, many of which are outside our control, including the following:

- fluctuations in volume and timing of product orders;
- changes in demand for our products due to seasonal consumer buying patterns and other factors;
- timing of new product introductions by us or our customers or competitors;
- changes in the mix of products sold by us or our competitors;
- fluctuations in the level of sales by our OEM customers and other vendors of end products incorporating our products;
- the timing and size of expenses, including expenses to develop new products and product improvements;
- mergers and acquisitions by us, our competitors, and existing and potential customers; and
- general economic conditions, including the changing economic conditions in the United States and worldwide.

Each of the above factors is difficult to forecast and could harm our business, financial condition and results of operations. Also, we sell our products to OEM customers that operate in consumer markets. As a result, our revenues are affected by seasonal buying patterns of consumer products sold by our OEM customers that incorporate our products and the market acceptance of such products supplied by our OEM customers. The fourth quarter in any given year is usually the strongest quarter for sales by our OEM customers in the consumer markets, and thus, our third quarter in any given year is usually the strongest quarter for revenues as our OEM customers request increased shipments of our products in anticipation of the increased activity in the fourth quarter. By contrast, the first quarter in any given year is usually the weakest quarter for us.

Our average selling prices continue to decline which may materially adversely affect our profitability.

Sales of our Integrated Digital Telephony (IDT) products comprised 93% in 2003, 97% in 2002 and 94% in 2001 of our total revenues. We have experienced and continue to experience a decrease in the average selling prices of our IDT processors, which we have to date been able to partially offset on an annual basis through manufacturing cost reductions by achieving a higher level of product integration and improving our yield percentages. However, there is no guarantee that our ongoing efforts will be successful or that they will keep pace with the anticipated, continued decline in average selling prices of our IDT processors, which could ultimately lead to a decline in revenues and have a negative effect on our gross margins.

Because we depend on independent foundries to manufacture all of our integrated circuit products, we are subject to additional risks that may materially disrupt our business.

All of our integrated circuit products are manufactured by independent foundries. While these foundries have been able to adequately meet the demands of our increasing business, we are and will continue to be dependent upon these foundries to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to us a sufficient portion of their foundry capacity to meet our needs in a timely manner. We currently do not have long-term supply arrangements with any of these foundries. Therefore, they are not obligated to perform services or supply products to us for any specific period or in any specific quantities.

As the economic recovery continues and companies replenish their semiconductor inventory, we believe there is a greater demand for foundries which may strain their production capacity. Also, there may be shortages in worldwide foundry capacity due to increased semiconductor demand for other factors. However, we have not engaged additional foundries to manufacture our products as safeguards against over-capacity due to expense considerations. While we currently believe we have adequate capacity to support our current sales levels, we may encounter over-capacity issues in the future. In the event of a worldwide shortage in foundry capacity, we may not be able to obtain a sufficient allocation of foundry capacity to meet our product needs. Over-capacity at the foundries we use to manufacture our integrated circuit products may lead to increased operating costs and lower gross margins. In addition, such a shortage could lengthen our products' manufacturing cycle and cause a delay in the shipment of our products to our customers. This could ultimately lead to a loss of sales of our products, harm our reputation and competitive position, and our revenues could be materially reduced. Our business could also be harmed if one or more of the foundries terminates its relationship with us and we are unable to obtain satisfactory replacements to fulfill customer orders on a timely basis and in a cost-effective manner.

In addition, foundries in Taiwan produce a significant portion of our wafers. As a result, earthquakes, aftershocks or other natural disasters in Asia could preclude us from obtaining an adequate supply of wafers to fill customer orders and could harm our reputation, business, financial condition, and results of operations.

Because the manufacture of our products is complex, the foundries on which we depend may not achieve the necessary yields or product reliability that our business requires.

The manufacture of our products is a highly complex and precise process, requiring production in a highly controlled environment. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by a foundry could adversely affect the foundry's ability to achieve acceptable manufacturing yields and product reliability. If the foundries we currently use do not achieve the necessary yields or product reliability, our customer relationships could suffer. This could ultimately lead to a loss of sales of our products and have a negative effect on our gross margins and results of operations.

Furthermore, there are other significant risks associated with relying on these third-party foundries, including:

- risks due to the fact that we have reduced control over production cost, delivery schedules and product quality;
- less recourse if problems occur as the warranties on wafers or products supplied to us are limited; and
- increased exposure to potential misappropriation of our intellectual property.

Because we have significant international operations, we may be subject to political, economic and other conditions relating to our international operations that could increase our operating expenses and disrupt our business.

Although the majority of end users of the consumer products that incorporate our products are located in the U.S., we are dependent on sales to OEM customers, located outside of the U.S., who manufacture these consumer products. We expect that international sales will continue to account for a significant portion of our net product sales for the foreseeable future. For example, export sales, primarily consisting of IDT speech processors shipped to manufacturers in Europe and Asia, including Japan and Asia Pacific, represented 99% of our total revenues for 2003. As a result, the occurrence of any negative international political, economic or geographic events could result in significant revenue shortfalls. These shortfalls could cause our business, financial condition and results of operations to be harmed. Some of the risks of doing business internationally include:

- unexpected changes in regulatory requirements;
- fluctuations in the exchange rate for the United States dollar;
- imposition of tariffs and other barriers and restrictions;
- burdens of complying with a variety of foreign laws;
- political and economic instability; and
- changes in diplomatic and trade relationships.

Because we have significant operations Israel, we may be subject to political, economic and other conditions affecting Israel that could increase our operating expenses and disrupt our business.

Our principal research and development facilities are located in the State of Israel and, as a result, at December 31, 2003, 159 of our 210 employees were located in Israel, including 101 out of 133 of our research and development personnel. In addition, although we are incorporated in Delaware, a majority of our directors and executive officers are residents of Israel. Although substantially all of our sales currently are being made to customers outside of Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm our business, operating results and financial condition.

Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries since Israel's establishment. Although they have not done so to date, these restrictive laws and policies may have an adverse impact on our operating results, financial condition or expansion of our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, hostilities between Israel and some of its Arab neighbors have recently escalated and intensified. We cannot predict whether or in what manner these conflicts will be resolved. Our results of operations may be negatively affected by the obligation of key personnel to perform military service. In addition, certain of our officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. Although we have operated effectively under these requirements since our inception, we cannot predict the effect of these obligations on the company in the future. Our operations could be disrupted by the absence, for a significant period, of one or more of our officers or key employees due to military service.

Our future profits may be diminished if the current Israeli tax benefits that we enjoy are reduced or withheld.

We receive certain tax benefits in Israel, particularly as a result of the "Approved Enterprise" status of our facilities and programs. To be eligible for tax benefits, we must meet certain conditions, relating principally to adherence to the investment program filed with the Investment Center of the Israeli Ministry of Industry and Trade and to periodic reporting obligations. Although we have met such conditions in the past, should we fail to meet such conditions in the future, we would be subject to corporate tax in Israel at the standard rate of 36%, and could be required to refund tax benefits already received. We cannot assure you that such grants and tax benefits will be continued in the future at their current levels, if at all. The tax benefits under these investment plans are scheduled to expire starting in 2005 through 2013. The termination or reduction of certain programs and tax benefits (particularly benefits available to us as a result of the Approved Enterprise status of our facilities and programs) or a requirement to refund tax benefits already received may have a material adverse effect on our business, operating results and financial condition.

Our failure, and the failure of our OEM customers, to obtain the necessary complementary components required to produce various products could diminish the sales of our products.

Our IDT speech processor products require an external component in the finished product to provide Analog Random Access Memory circuits (ARAMs) and flash memory which are supplied by third party manufacturers. Temporary fluctuations in the pricing and availability of these components could negatively impact sales of our IDT speech processors, which could in turn harm our business, financial condition and results of operations. In addition, some of the raw materials, components and subassemblies included in the end products manufactured by our OEM customers, which also incorporate our products, are obtained from a limited group of suppliers. Supply disruptions, shortages or termination of any of these sources associated with the manufacturing processes of our OEM customers could have an adverse effect on our business and results of operations due to a delay or discontinuance of orders for our products by our OEM customers until those necessary components are available for their end products.

We may engage in future acquisitions that could dilute our stockholders' equity and harm our business, results of operations and financial condition.

We have pursued, and will continue to pursue, growth opportunities through internal development and acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any other prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management's attention. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. Future acquisitions may require substantial capital resources, which may require us to seek additional debt or equity financing.

Future acquisitions by us could result in the following, any of which could seriously harm our results of operations or the price of our stock:

- issuance of equity securities that would dilute our current stockholders' percentages of ownership;
- large one-time write-offs;
- the incurrence of debt and contingent liabilities;
- difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;
- diversion of management's attention from other business concerns;
- contractual disputes;
- risks of entering geographic and business markets in which we have no or only limited prior experience; and
- potential loss of key employees of acquired organizations.

Third party claims of infringement or other claims against us could adversely affect our ability to market our products, require us to redesign our products or seek licenses from third parties, and seriously harm our operating results and disrupt our business.

As is typical in the semiconductor industry, we have been and may from time to time be notified of claims that we may be infringing patents or intellectual property rights owned by third parties. For example, in a lawsuit against Microsoft Corporation, AT&T asserted that our TrueSpeech 8.5 algorithm includes certain elements covered by a patent held by AT&T. AT&T sued Microsoft, one of our TrueSpeech 8.5 licensees, for infringement. If litigation becomes necessary to determine the validity of any third party claims, it could result in significant expense to us and could divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor.

If it appears necessary or desirable, we may try to obtain licenses for those patents or intellectual property rights that we are allegedly infringing. Although holders of these types of intellectual property rights commonly offer these licenses, we cannot assure you that licenses will be offered or that the terms of any offered licenses will be acceptable to us. Our failure to obtain a license for key intellectual property rights from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacturing of products utilizing the technology.

Alternatively, we could be required to expend significant resources to develop non-infringing technology. We cannot assure you that we would be successful in developing non-infringing technology.

We may not be able to adequately protect or enforce our intellectual property rights, which could harm our competitive position.

Our success and ability to compete is in part dependent upon our internally-developed technology and other proprietary rights, which we protect through a combination of copyright, trademark and trade secret laws, as well as through confidentiality agreements and licensing arrangements with our customers, suppliers, employees and consultants. In addition, we have filed a number of patents in the United States and in other foreign countries with respect to new or improved technology that we have developed. However, the status of any patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Accordingly, we cannot assure you that any patent application filed by us will result in a patent being issued, or that the patents issued to us will not be infringed by others. Also, our competitors and potential competitors may develop products with similar technology or functionality as our products, or they may attempt to copy or reverse engineer aspects of our product line or to obtain and use information that we regard as proprietary. Moreover, the laws of certain countries in which our products are or may be developed, manufactured or sold, including Hong Kong, Japan and Taiwan, may not protect our products and intellectual property rights to the same extent as the laws of the United States. Policing the unauthorized use of our products is difficult and may result in significant expense to us and could divert the efforts of our technical and management personnel. Even if we spend significant resources and efforts to protect our intellectual property, we cannot assure you that we will be able to prevent misappropriation of our technology. Use by others of our proprietary rights could materially harm our business and expensive litigation may be necessary in the future to enforce our intellectual property rights.

Our operating results may fluctuate significantly due to the cyclicality of the semiconductor industry, which could adversely affect the market price of our common stock.

We operate in the semiconductor industry, which is cyclical and subject to rapid technological change and evolving industry standards. From time to time, the semiconductor industry has experienced significant downturns such as the one we recently experienced and from which the industry is slowly recovering. These downturns are characterized by diminished product demand, excess customer inventories, accelerated erosion of prices and excess production capacity. These factors could cause substantial fluctuations in our revenues and in our results of operations. The recent downturn we experienced was, and future downturns in the semiconductor industry may be, severe and prolonged. Also the slow recovery from the recent downturn and the failure of this industry to fully recover from the current downturn could seriously impact our revenue and harm our business, financial condition and results of operations. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to ship products in future periods. Our quarterly results may vary significantly as a result of the general conditions in the semiconductor industry, which could cause our stock price to decline.

Because the markets in which we compete are highly competitive, and many of our competitors have greater resources than we do, we cannot be certain that our products will be accepted in the marketplace or capture market share.

The markets in which we operate are extremely competitive and characterized by rapid technological change, evolving standards, short product life cycles and price erosion. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. Given the highly competitive environment in which we operate, we cannot be sure that any competitive advantages enjoyed by our current products would be sufficient to establish and sustain our new products in the market. Any increase in price or competition could result in the erosion of our market share, to the extent we have obtained market share, and would have a negative impact on our financial condition and results of operations.

In each of our business activities, we face current and potential competition from competitors that have significantly greater financial, technical, manufacturing, marketing, sales and distribution resources and management expertise than we do. These competitors may also have pre-existing relationships with our customers or potential customers. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so. Our principal competitors in the cordless market include National Semiconductor, Philips, Oki Electronic, Micro Linear and Infineon. Our principal competitors in the VoP market include Conexant Systems Inc. (formerly GlobalVirata), AudioCodes, Texas Instruments, Broadcom, Infineon and Oki Electronic. Our principal competitors with respect to digital speech compression technologies include AT&T and Motorola.

Furthermore, due to various new developments in the home residential market, we may be required to enter into new markets with competitors that have more established presence, and significantly greater financial, technical, manufacturing, marketing, sales and distribution resources and management expertise than we do. For example, the rapid deployment of new communication access methods, including mobile, broadband, cable and VoIP connections, as well as the projected lack of growth in products using fixed-line telephony, meaning communication through phones connected to telephone lines, will require us to expand our current product lines and develop a portfolio of "system-on-a-chip" solutions that integrate video, voice, data and communication technologies in a wider multimedia market. The expenditure of greater resources to expand our product lines, and develop and sell a portfolio of "system-on-a-chip" solutions may increase our operating expenses and reduce our gross profit. We cannot assure you that we will succeed in developing and introducing new products that are responsive to market demands.

Because our products are complex, the detection of errors in our products may be delayed, and if we deliver products with defects, our credibility will be harmed, the sales and market acceptance of our products may decrease and product liability claims may be made against us.

Our products are complex and may contain errors, defects and bugs when introduced. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be significantly harmed. Furthermore, the nature of our products may also delay the detection of any such error or defect. If our products contain errors, defects and bugs, then we may be required to expend significant capital and resources to alleviate these problems. This could result in the diversion of technical and other resources from our other development efforts. Any actual or perceived problems or delays may also adversely affect our ability to attract or retain customers. Furthermore, the existence of any defects, errors or failures in our products could lead to product liability claims or lawsuits against us or against our customers. We generally provide our customers with a standard warranty for our products, generally lasting one year from the date of purchase. Although we attempt to limit our liability for product defects to product replacements, we may not be successful, and customers may sue us or claim liability for the defective products. A successful product liability claim could result in substantial cost and divert management's attention and resources, which would have a negative impact on our financial condition and results of operations.

Our executive officers and key personnel are critical to our business, and because there is significant competition for personnel in our industry, we may not be able to attract and retain such qualified personnel.

Our success depends to a significant degree upon the continued contributions of our executive management team, and our technical, marketing, sales customer support and product development personnel. The loss of significant numbers of such personnel could significantly harm our business, financial condition and results of operations. We do not have any life insurance or other insurance covering the loss of any of our key employees. Because our products are specialized and complex, our success depends upon our ability to attract, train and retain qualified personnel, including qualified technical, marketing and sales personnel. However, the competition for personnel is intense and we may have difficulty attracting and retaining such personnel.

We are exposed to fluctuations in currency exchange rates.

A significant portion of our business is conducted outside the United States. Export sales to manufacturers in Europe and Asia, including Japan and Asia Pacific, represented 99% of our total revenues in each of 2003, 2002 and 2001. Although most of our revenue and expenses are transacted in U.S. dollars, we may be exposed to currency exchange fluctuations in the future as business practices evolve and we are forced to transact business in local currencies. Moreover, part of our expenses in Israel are paid in Israeli currency, which subjects us to the risks of foreign currency fluctuations between the U.S. dollar and the New Israeli Shekel (NIS) and to economic pressures resulting from Israel's general rate of inflation. Our primary expenses paid in NIS are employee salaries and lease payments on our Israeli facilities. As a result, an increase in the value of Israeli currency in comparison to the U.S. dollar could increase the cost of our technology development, research and development expenses and general and administrative expenses. From time to time, we use derivative instruments in order to minimize the effects of currency fluctuations, but our hedging positions may be partial, may not exist at all in the future or may not succeed in minimizing our foreign currency fluctuation risks.

Because the markets in which we compete are subject to rapid changes, our products may become obsolete or unmarketable.

The markets for our products and services are characterized by rapidly changing technology, short product life cycles, evolving industry standards, changes in customer needs, demand for higher levels of integration, growing competition and new product introductions. Our ability to adapt to these changes and to anticipate future standards, and the rate of adoption and acceptance of those standards, will be a significant factor in maintaining or improving our competitive position and prospects for growth. If new industry standards emerge, our products or our customers' products could become unmarketable or obsolete, and we could lose market share. We may also have to incur substantial unanticipated costs to comply with these new standards. If our product development and improvements take longer than planned, the availability of our products would be delayed. Any such delay may render our products obsolete or unmarketable, which would have a negative impact on our ability to sell our products and our results of operations.

Because of changing customer requirements and emerging industry standards, we may not be able to achieve broad market acceptance of our products. Our success is dependent, in part, on our ability to:

- successfully develop, introduce and market new and enhanced products at competitive prices and in a timely manner in order to meet changing customer needs;
- convince leading OEMs to select our new and enhanced products for design into their own new products;
- respond effectively to new technological changes or new product announcements by others;

- effectively use and offer leading technologies; and
- maintain close working relationships with our key customers.

We cannot be sure that we will be successful in these pursuits, that the growth in demand will continue or that our products will achieve market acceptance. Our failure to develop and introduce new products that are compatible with industry standards and that satisfy customer requirements, and the failure of our products to achieve broad market acceptance, could have a negative impact on our ability to sell our products and our results of operations.

Specifically, we believe new technological developments in the home residential market may adversely affect our operating results. For example, the rapid deployment of new communication access methods, including wireless, broadband, cable and VoIP connections, as well as the projected lack of growth in products using fixed-line telephony, meaning communication through phones connected to telephone lines, would reduce our total revenues derived from, and unit sales of, cordless telephony products. Our ability to maintain our growth will depend on the expansion of our product lines to capitalize on the emerging access methods and on our success in developing and selling a portfolio of "system-on-a-chip" solutions that integrate video, voice, data and communication technologies in a wider multimedia market, as well as on our success in developing and selling DECT and video products. We cannot assure you that we will succeed in expanding our product lines, or develop and sell in a timely manner a portfolio of "system-on-a-chip" solutions.

We may experience difficulties in transitioning to smaller geometry process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

A growing trend in our industry is the integration of greater semiconductor content into a single chip to achieve higher levels of functionality. In order to remain competitive, we must achieve higher levels of design integration and deliver new integrated products on a timely basis. This will require us to expend greater research and development resources, and may require us to modify the manufacturing processes for some of our products, to achieve greater integration. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. Although this migration to smaller geometry process technologies has helped us to offset the declining average selling prices of our IDT products, this effort may not continue be successful. Also, because we are a fabless semiconductor company, we depend on our foundries to transition to smaller geometry processes successfully. We cannot assure you that our foundries will be able to effectively manage the transition. In case our foundries or we experience significant delays in this transition or fail to efficiently implement this transition, our business, financial condition and results of operations could be materially and adversely affected.

Our certificate of incorporation and bylaws contain anti-takeover provisions that could prevent or discourage a third party from acquiring us.

Our certificate of incorporation and bylaws contain provisions that may prevent or discourage a third party from acquiring us, even if the acquisition would be beneficial to our stockholders. We have a staggered board, which means it will generally take two years to change the composition of our board. Our board of directors also has the authority to fix the rights and preferences of shares of our preferred stock and to issue such shares without a stockholder vote. We also have a rights plan in place. It is possible that these provisions may prevent or discourage third parties from acquiring us, even if the acquisition would be beneficial to our stockholders. In addition, these factors may also adversely affect the market price of our common stock, and the voting and other rights of the holders of our common stock.

New developments related to the Iraqi conflict and future attacks may negatively impact all aspects of our operations, revenues, costs and stock price.

The current conflict in Iraq and the events of September 11th, as well as future events occurring in response to, or in connection to them, including future terrorist attacks against United States targets, or military or trade disruptions impacting our domestic or foreign suppliers of merchandise, may impact our operations. We may experience delays or losses in the delivery of wafer supplies to us and decreased sales of our products. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in economic recession in the United States or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs.

Our stock price may be volatile so you may not be able to resell your shares of our common stock at or above the price you paid for them.

Announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results, changes in the general conditions of the highly dynamic industry in which we compete or the national economies in which we do business, and other factors could cause the price of our common stock to fluctuate, perhaps substantially. In addition, in recent years, the stock market has experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. These factors and fluctuations could have a material adverse effect on the market price of our common stock.

Item 2. PROPERTIES.

Our operations in the United States are located in an approximately 14,345 square foot leased facility in Santa Clara, California. This facility is leased through March 31, 2004. Our operations in Israel are located in approximately 19,645 square feet of leased facilities, with the primary leased facility located in Herzelia Pituach, Israel. These facilities are leased through November 2008. We also have approximately 3,197 square feet of leased facility in Tokyo, Japan, used for sales and marketing activities. This lease is effective until October 2004. VoicePump operations in the United States are located in approximately 2,055 square feet of leased facilities in Schaumburg, Illinois. Our wholly-owned subsidiaries in Korea and Scotland have lease agreements for their facilities that terminate in 2005 and 2004, respectively. We believe that our existing facilities are adequate to meet our needs for the immediate future.

Item 3. LEGAL PROCEEDINGS.

From time to time, we may become involved in litigation relating to claims arising from our ordinary course of business activities. Also, as is typical in the semiconductor industry, we have been and may from time to time be notified of claims that we may be infringing patents or intellectual property rights owned by third parties. For example, AT&T asserted that our TrueSpeech 8.5 algorithm includes certain elements covered by a patent held by AT&T. AT&T sued Microsoft, one of our True Speech licensees, for infringement. We were not named in the suit against Microsoft. We currently believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common stock, par value $0.001, trades on the Nasdaq National Market (Nasdaq symbol "DSPG"). The following table presents for the periods indicated the high and low sales prices for our common stock as reported by the Nasdaq National Market:

Year Ended December 31, 2003	High	Low
First Quarter	$18.63	$14.18
Second Quarter	$24.73	$17.45
Third Quarter	$29.00	$21.08
Fourth Quarter	$29.00	$22.58
Year Ended December 31, 2002	**High**	**Low**
First Quarter	$24.99	$19.58
Second Quarter	$23.05	$16.30
Third Quarter	$19.80	$14.92
Fourth Quarter	$18.35	$13.15

As of March 10, 2004, there were 28,841,976 shares of common stock outstanding, representing approximately 70 holders of record, which we believe represents approximately 10,470 beneficial holders. We have never paid cash dividends on our common stock and presently intend to continue a policy of retaining any earnings for reinvestment in our business.

Information relating to our equity compensation plans will be presented under the caption "Equity Compensation Plan Information" of our definitive proxy statement pursuant to Regulation 14A in connection with the annual meeting of stockholders to be held on May 4, 2004. The definitive proxy statement will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this report. Such information is incorporated herein by reference.

Item 6. SELECTED FINANCIAL DATA.

The selected historical consolidated financial data presented below is derived from our consolidated financial statements. The results of operations, including revenue, operating expenses, financial income and taxes on income of the DSP cores licensing business for the years ended December 31, 2002, 2001, 2000 and 1999, have been reclassified in the accompanying statements of operations as discontinued operations. Our balance sheets at December 31, 2002, 2001, 2000 and 1999 reflect the assets and the liabilities of the DSP cores licensing business as assets and liabilities of discontinued operations within current assets and liabilities. Thus, the financial information presented herein includes only the continued operations. The consolidated financial statements for the fiscal years ended December 31, 2003, 2002 and 2001 have been audited by Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, our consolidated financial statements for the year ended December 31, 2003, and the discussion of our business, operations and financial results in the section captioned, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(U.S. dollars in thousands)				
Statements of Operations Data:					
Revenues	$152,875	$125,158	$ 89,430	$ 86,603	$ 58,232
Cost of revenues	83,077	74,412	53,122	48,498	32,999
Gross profit	69,798	50,746	36,308	38,105	25,233
Operating expenses					
Research and development	25,599	19,745	21,066	16,077	12,174
General, administrative, sales and marketing	18,930	15,793	14,075	14,148	10,343
Nonrecurring expenses	2,727	865	—	14,154	—
Total operating expenses	47,256	36,403	35,141	44,379	22,517
Operating income (loss)	22,542	14,343	1,167	(6,274)	2,716
Financial and other income					
Interest income, net	7,947	9,452	12,522	12,999	5,524
Other income	241	—	278	60,764	61,406
Income after financial and other income	30,730	23,795	13,967	67,489	69,646
Impairment of available-for-sale marketable securities	—	(10,229)	—	—	—
Income before taxes on income	30,730	13,566	13,967	67,489	69,646
Taxes on income	5,375	894	2,406	26,927	24,193
Income from continuing operations	$ 25,355	$ 12,672	$ 11,561	$ 40,562	$ 45,453
Weighted average number of Common Stock outstanding during the period used to compute basic net earnings per share	27,912	27,070	26,641	26,616	23,468
Weighted average number of Common Stock outstanding during the period used to compute diluted net earnings per share	29,593	28,041	27,606	28,669	25,442
Basic net earnings per share	$ 0.91	$ 0.47	$ 0.43	$ 1.52	$ 1.94
Diluted net earnings per share	$ 0.86	$ 0.45	$ 0.42	$ 1.41	$ 1.79
Balance Sheet Data:					
Cash, cash equivalents, marketable securities and short term bank deposits	$276,373	$235,982	$249,791	$223,201	$161,371
Working capital	$ 60,887	$ 76,556	$109,677	$143,203	$125,192
Total assets	$368,470	$280,072	$312,379	$282,807	$206,179
Total stockholders' equity	$304,381	$247,718	$278,977	$246,165	$183,957

	Year Ended December 31,							
Fiscal Years by Quarter	2003				2002			
Quarterly Data:	4th	3rd	2nd	1st	4th	3rd	2nd	1st
	(Unaudited, U.S. dollars in thousands, except per share amount)							
Revenues	$38,136	$47,178	$38,550	$29,011	$28,128	$44,005	$31,899	$21,126
Gross profit	$18,685	$21,535	$17,344	$12,234	$11,915	$17,572	$12,745	$ 8,514
Net Income (loss)	$ 5,961	$ 9,640	$ 5,487	$ 4,267	$ 3,626	$ 7,791	$ (918)	$ 2,175
Net earnings (loss) per share—Basic	$ 0.21	$ 0.34	$ 0.20	$ 0.16	$ 0.13	$ 0.29	$ (0.03)	$ 0.08
Net earnings (loss) per share—Diluted	$ 0.20	$ 0.32	$ 0.19	$ 0.15	$ 0.13	$ 0.29	$ (0.03)	$ 0.08

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The financial section of this annual report consists of the following management's discussion and analysis of our financial condition and results of operations, and the accompanying consolidated financial statements for the year ended December 31, 2003 and the related notes. The following section is designed to provide you with a narrative of our financial results and evaluation of our financial condition and results of operations.

Due to various applicable reporting and disclosure rules, a reader may be somewhat overwhelmed by the length and detail required for a discussion of our financial condition and results of operations. Therefore, we have included an overview section that is designed to provide you with some perspective about the information contained in this section, as well as a better understanding of the key drivers and concerns of our business. The purpose of this overview section is to inform the reader about how we generate revenues and what are some of our significant expenses, as well as discuss the status of our business in the context of industry-wide trends and explain our management's view of the implication and significance of these trends.

Overview

Our business model is relatively straightforward. DSP Group is a fabless semiconductor company that is a leader in providing chipsets to telephone equipment manufacturers that incorporate our chipsets into consumer products for the residential wireless telecommunication market. Our chipsets incorporate advanced technologies, such as DSP processors, communications technologies, highly advanced radio frequency (RF) devices and in-house developed Voice-over-Internet protocol (VoIP) hardware and software technologies. Our products include 900MHz, 2.4GHz, DECT (1.9GHz) and 5.8GHz chipsets for cordless telephones, Bluetooth for voice, data and video communication, and solutions for digital voice recorders (DVRs), MP3 and VoIP applications and other voice-over packet applications. Our current primary focus is cordless telephony as our 2.4GHz and 5.8GHz products represented over 85% of our total revenues in 2003.

In November 2002, we transferred our DSP cores licensing business to our then wholly-owned subsidiary, Ceva, Inc., which thereafter combined with Parthus Technologies plc to form Ceva, Inc. (f.k.a. ParthusCeva, Inc.). Since the spin-off, we are more focused on product sales, and we operate in one business segment. To eliminate any confusion, our then wholly-owned subsidiary, Ceva, Inc., will be addressed as "Ceva" and Ceva, Inc. (f.k.a. ParthusCeva, Inc.) will be addressed as "ParthusCeva" in the relevant discussions about these entities in this section.

During recent years we have become a worldwide leader in developing and marketing Total Telephony Solutions™ for a wide range of applications for wireless residential markets. The key factor that enabled us to grow our business, improve our profitability and increase our market share over the previous years is our ability to combine and integrate our expertise in DSP cores technology with proprietary advanced RF devices, communications technologies and speech-processing algorithms. We believe we were able to penetrate the residential wireless telephony market and increase our market share and customer base by taking advantage of three trends in the market: (1) the move from wired to wireless products, (2) the transformation from analog-based to digital-based technologies for telephony products, and (3) the market acceptance of the change of bandwidth for telephony products from 900MHz to 2.4GHz technologies, as well as the recent move from 2.4GHz to 5.8GHz technologies. Our focus on the convergence of these three trends has allowed us to offer products with more features, and better range, security and voice quality.

We believe that due to our continued focus on dynamic and changing market needs and trends, we remain positioned to take advantage of trends in the market, including the convergence and integration of features and technologies into one chipset. We are responding to this trend by developing and selling a portfolio of "system-on-a-chip," short-range communication (EDCT, DECT, Bluetooth), solutions for portable multimedia (speech, music, video and still image), and VoIP applications in consumer electronics and telecommunication products. Our planned future lines of products are intended to integrate video, voice, data and communications technologies, and help us strengthen our position as a leading supplier of multimedia communications products. Products that we are developing in 2004 include the DECT (1.9GHz) chipset for the European market, a new chipset that includes video technologies capabilities and a new Bluetooth chipset.

On a historical basis, from 1999 to 2003, our business produced $512.0 million of revenues, representing a compounded annual growth rate (CAGR) of 27%. We also achieved an increase of $209.0 million in our cash position, after the distribution of $40 million in cash and other related payments to Ceva in November 2002.

More specifically, in 2003, our revenues grew by 22% in comparison to the same period in 2002, reaching a record level of $152.9 million. During 2003, we were able to offset the continued decline in average selling prices of our integrated circuits for cordless telephony products by decreasing our manufacturing costs, due to technological improvements, continuing improvements in our yield percentages, especially in our RF products, decrease in costs of wafers and assembly as well as the integration of more semiconductor content in a single system. As a result, our gross profit increased to a record level of 46% in 2003 from 41% in 2002. Our operating profit increased by 57% in 2003 as compared to 2002 and reached a level of $22.5 million, approximately 15% of revenues compared with 11% in 2002. During the same period, our operating expenses increased by 30% and reached a level of $47.3 million, including the write-off of in-process research and development in connection with our acquisition of Teleman Multimedia Inc. in May 2003, which amounted to approximately $2.7 million. This increase in operating expenses was mainly a result of our significant increase in research and development expenses, primary attributed to the hiring of new employees and initiation of new research and development projects in 2003.

The increase in our revenues in 2003 was primarily a result of strong demand from both existing and new original equipment manufacturer (OEM) customers, especially in Japan and Asia Pacific, for our 2.4GHz and 5.8GHz single and multi-hand-set chipsets. Our revenues in Japan and Asia Pacific increased by 20% and 47%, respectively, in 2003, in comparison to the same period in 2002. Our ability to offer more integrated features and functions on our chipsets, together with the growth of the wireless residential market, contributed to our significant growth.

During the second quarter of 2003, we moved into the multimedia communications market by acquiring the assets of Teleman for a total consideration of $5.0 million plus transaction expenses. In addition, we hired 10 engineers that were previously employed by Teleman. Teleman, founded in 1998, has developed an advanced silicon platform for video compression and decompression designed to interface with image sensors and panel displays. The Teleman silicon platform supports compression standards such as MPEG4, JPEG and H263.

Our first line of video products, which is anticipated to be introduced in the fourth quarter of 2004, will enable the compression and decompression of video signals and may be incorporated into a variety of applications. In 2003 we also achieved new design wins with existing OEM customers as well as with new OEM customers, including the two first design wins for our new DECT products targeted for the European market. We expect to begin shipping these DECT products in the second half of 2004.

We believe that we are now prepared to meet the exciting challenges of the dynamic and evolving markets for short-range multimedia communication and home wireless networking by combining our ability to integrate voice, data and video technologies. We currently expect an increased demand for our existing product lines in 2004 and anticipate that the DECT and multimedia markets, including video and Bluetooth, will drive our growth in 2005 and increase our market share in Europe.

Although we experienced growth historically and were able to increase both revenues and gross margin in 2003, there are several market trends that challenge our ability to continue to grow our business. Our business operates in highly innovative environments, typical mass consumer market, characterized by changing standards and rapid introduction of new products offering improved performance at lower prices. As part of our overall strategy, we have used our core competencies, global presence and financial strength to keep pace with competition. However, we believe new developments in the home residential market may adversely affect our operating results. For example, the rapid deployment of new communication access methods, including mobile, broadband, cable and VoIP connections, as well as the projected lack of growth in products using fixed-line telephony, meaning communication through phones connected to telephone lines, would reduce our revenues derived from, and unit sales of, cordless telephony products, which is currently our primary focus. Our ability to maintain our growth will depend on the expansion of our product lines to capitalize on the emerging communication access methods and on our success in developing and selling a portfolio of "system-on-a-chip" solutions that integrate video, voice, data and communication technologies in a wider multimedia market. We are also very dependent on the ability of our OEM customers to penetrate the consumer markets with their end products that integrate our technologies. Moreover, the continued growth of our business depends on our ability to deliver state-of-the-art technologies in a cost-effective and timely manner. Competition has historically increased pricing pressures for our products and decreased the average selling prices of our products. As a result, we may need to offer our products in the future at lower prices than we currently anticipate, which may result in lower profits. We must continue to monitor and control costs, improve operating yields and maintain our current level of gross margin in order to offset future declines in average selling prices. In addition, in order to increase our sales volume we will need to penetrate the European market with our new line of DECT products, which is anticipated to be introduced in the third quarter of 2004. For these reasons, we cannot assure you that our business will grow at the previous pace, if at all. You should not rely upon our past operating results as an indication of future performance.

During 2003, we repurchased an aggregate of 746,000 shares of our common stock for $16.2 million at an average price of $21.66 per share. Our total position in cash, cash equivalents and marketable securities increased during 2003 by $40.4 million to a total of $276.4 million as of December 31, 2003.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. Generally Accepted Accounting Principles (US GAAP). These accounting principles require our management to make estimates and assumptions about future events that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities reported in our financial statements and accompanying notes. Our management is also required to make certain judgments that affect the reported amounts of revenues and expenses during any given reporting period. We periodically evaluate our estimates including those relating to revenue recognition, the allowance for doubtful accounts and product returns, inventories, investments, intangible assets, taxes on income, financing operations, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. However, actual results could differ significantly from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the presentation of our financial condition and results of operations and require our management's most difficult, subjective and complex judgments in preparing our consolidated financial statements:

- ***Inventory Valuation.*** Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time horizons, valuation of existing inventory, as well as product lifecycle and product development plans. The estimates of future demand that we use in the valuation of inventory are the basis for our revenue forecast, which is also used for our short-term manufacturing plans. Inventory reserves are also provided to cover risks arising from slow moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. We may be required to record additional inventory write-down if actual market conditions are less favorable than those projected by our management. For fiscal 2003, no significant changes were made to the underlying assumptions related to estimates of inventory valuation or the methodology applied.

- ***Deferred Taxes.*** We record a valuation allowance to reduce our deferred tax assets to an amount that is more likely than not to be realized. Certain events could occur that would materially affect our management's estimates and assumptions regarding deferred taxes. For example, changes in current tax laws and applicable enacted tax rates could affect the valuation of deferred tax assets and liabilities, thereby impacting our income tax provision. Carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, and, as a result, significant declines in taxable operating income could materially impact the realizable value of deferred tax assets. If our management's estimates and assumptions change in the future, we may be required to record valuation allowances against our deferred tax assets that will result in additional income tax expense recorded in our consolidated statements of operations.

- ***Business Combinations; Valuation of Goodwill.*** Our business acquisitions typically result in the recognition of goodwill and other intangible assets, which affect the amount of current and future period charges and amortization expenses. The determination of value of these components of a business combination, as well as associated asset useful lives, requires our management to make various estimates and assumptions. Estimates using different, but each reasonable, assumptions could produce significantly different results. Commencing January 1, 2002, we test goodwill for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Such impairment loss is measured by comparing the recoverable amount of an asset with its carrying value. The determination of the value of goodwill requires our management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of a respective asset. If these estimates or the related assumptions change in the future, we could be required to record impairment charges. Any material change in our valuation of assets in the future and any consequent adjustment for impairment could have a material adverse impact on our future reported financial results.

- ***Intangible assets.*** As a result of our purchase of Teleman, we have acquired intangible assets. The determination of the value of intangible assets requires management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These estimates have been based on our business plans for the entity acquired. If these estimates or the related assumptions change in the future, we could be required to record impairment charges. Any material change in our valuation of assets in the future and any consequent adjustment for impairment could have a material adverse impact on our future reported financial results.

- ***Allowance for Doubtful Accounts.*** We evaluate our trade receivables based on a combination of factors. When we become aware of a customer's inability to pay, such as in the case of bankruptcy or a decline in the customer's operating results or financial position, we record a specific reserve for bad debt to reduce the related receivable to an amount we reasonably believe is collectible. For all other customers, we recognize general reserves for bad debts. If circumstances change, including higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us, our estimates of the recoverability of amounts due to us could be reduced by a material amount. Issues relating to collectibility have historically been insignificant.

- ***Contingencies.*** We are from time to time involved in legal proceedings and other claims. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters, which may result in higher net loss. Our management has discussed the development and selection of the above critical accounting policies with the audit committee.

Results of Operations:

During 2003, we increased our revenues and net income generated by our fabless semiconductor business. We demonstrated year-over-year growth of 22% in revenues. Our gross profit and operating income increased significantly by 38% and 57%, respectively, as compared to 2002. Due to an increase in revenues and gross profit we significantly increased our operating income as a percentage of total revenues from 11% in 2002 to 15% in 2003, despite a 30% increase in operating expenses.

Total Revenues. Our total revenues were $152.9 million in 2003, $125.2 million in 2002 and $89.4 million in 2001. This represents an increase in revenues of 22% in 2003 as compared to 2002, and an increase of 40% in revenues in 2002 as compared to 2001. This increase of 22% in 2003 was primarily as a result of strong demand, especially from our OEMs in Japan and Asia Pacific, for our 2.4 GHz and 5.8GHz single handset products, as well as 2.4 GHz multi handset products. The revenue increase was also a result of a significant increase of sales in Asia Pacific of 2.4 GHz products that incorporated our chipsets by our new OEM customers with well-established consumer electronics brands. Our revenues for 2002 increased primarily as a result of strong demand for our new 2.4GHz single hand-set and 2.4GHz multi-hand-set products. Sales of 2.4GHz products represented approximately 79% of our total revenues for 2003. During both comparable periods we were able to partially off-set the decline in average selling price of our products by adding advanced and pioneer features to our products.

We also generate revenues from the licensing of our TrueSpeech algorithms. However, license fees and per unit royalties from TrueSpeech licensees have not been significant to date, and we do not expect them to increase significantly in the future.

As our products are generally incorporated into consumer products sold by our OEM customers, our revenues are affected by seasonal buying patterns of consumer products sold by our OEM customers that incorporate our products. The fourth quarter in any given year is usually the strongest quarter of sales for our OEM customers and, as a result, the third quarter in any given year is usually the strongest quarter for our revenues as our OEM customers request increased shipments of our products in anticipation of the fourth quarter holiday season. This trend can be observed from reviewing our quarterly information and results of operations.

Export sales, consisting of Integrated Digital Telephony (IDT) speech processors shipped to manufacturers in Europe and Asia, including Japan and Asia Pacific, represented 99% of our total revenues in 2003, 2002 and 2001. All export sales are denominated in U.S. dollars. The following table shows the breakdown of net revenues for the periods indicated by geographic location (in thousands):

	Year Ended December 31,		
	2003	**2002**	**2001**
United States	$ 1,302	$ 711	$ 1,285
Japan	$119,355	$ 99,795	$64,346
Europe	$ 3,063	$ 4,819	$ 6,108
Asia (excluding Japan)	$ 29,155	$ 19,833	$17,691
Total revenues	$152,875	$125,158	$89,430

Significant Customers. Revenues derived from sales through one distributor, Tomen Electronics, accounted for 79% of our total revenues in 2003 as compared to 81% in 2002 and 72% in 2001. The decrease in 2003 as compared to 2002 was due to increased volumes of sales in Asia Pacific that offset the increase in absolute sales figure in 2003. The increase in 2002 as compared to 2001 was primarily due to a greater volume of sales in Japan.

The Japanese market and the OEMs that operate in that market are among the largest suppliers with significant market share in the U.S. market for residential wireless products. Tomen Electronics sells our products to a limited number of customers. One customer, Panasonic Communications Co., Ltd., has continually accounted for a majority of the sales through Tomen Electronics. The loss of Tomen Electronics as a distributor and our inability to obtain a satisfactory replacement in a timely manner would harm our sales and results of operations. Additionally, the loss of Panasonic and Tomen Electronics' inability to thereafter effectively market our products would also harm our sales and results of operations.

Revenues from our 2.4 GHz products represented 79% of our total revenues for the year ended December 31, 2003. We believe that sales of this product line will continue to represent a substantial percentage of our revenues in 2004. However, as previously discussed, we believe the rapid deployment of new communication access methods, as well as the projected lack of growth in fixed-line telephony, would reduce our total revenues derived from, and unit sales of, cordless telephony products, including future sales of our 2.4 GHz products. We believe in order to maintain our growth, we will need to expand our product lines and develop a portfolio of "system-on-a-chip" solutions that integrate video, voice, data and communication technologies in a wider multimedia market.

Gross Profit. Gross profit as a percentage of sales was 46% in 2003 and 40% in each of 2002 and 2001. The significant increase in our gross margin in 2003 as compared to 2002 was primarily due to our ability to offset the continued decline in the average selling prices of our products with a greater reduction in manufacturing costs, as a result of technological improvements, continuing improvements in our yield percentages, especially in our RF products, as well as the integration of more semiconductor content in a single system. Furthermore, the reduction in manufacturing costs was partially a result of extensive cost reduction in the testing portion of our manufacturing process that was implemented by our testing team, as well as a result of reduction of our raw materials costs.

However, we cannot guarantee that our ongoing efforts in cost reduction will be successful or that they will keep pace with the anticipated continued decline in average selling prices of our processors. Our gross margin may decrease in the future due to a variety of factors, including the continued decline in the average selling prices of our products, our failure to achieve the corresponding cost reductions, roll-out of new products in any given period and our failure to introduce new engineering processes. Our gross margin reflects the sale of chips and chipsets that have different margins. Thus, changes in the mix of products sold also will impact our gross margin. Moreover, penetration of new competitive mature markets, such as the European DECT market, could require us to reduce sale prices and harm our gross margin.

Operating expenses

Research and Development Expenses. Research and development expenses increased to $25.6 million in 2003 from $19.7 million in 2002. Research and development expenses decreased to $19.7 million in 2002 from $21.0 million in 2001. The increase in 2003 was primarily attributed to increased salary expenses, mainly due to a greater number of research and development employees, increased allocated facilities expenses, increased depreciation and maintenance expenses of our development software tools and increased project material expenses. As of December 31, 2003, we had 133 research and development employees, as compared to 85 as of December 31, 2002. The increase was also attributed to expenses incurred by our Korean subsidiary, established in connection with the Teleman acquisition, which began its operations during the second quarter of 2003. Research and development expenses for 2003 also included expenses in the amount of $0.4 million related to the amortization of workforce and patents acquired from Teleman in May 2003 and an expense of approximately $0.7 million related to accelerated depreciation of software tools mainly the CAD design tools. As our research and development team is working on various projects simultaneously and continuing to grow, we anticipate our research and development expenses in absolute dollars will increase in 2004 as compared to 2003. The decrease in 2002 as compared with 2001 was primarily attributed to the decrease in expenses related to VoIP projects, as well as the devaluation of the New Israeli Shekel (NIS) compared to the U.S. dollar. A significant portion of our research and development team is located and employed in our Israeli development center. As a result, we experienced a decrease in engineers' payroll expenses denominated in NIS of our research and development employees employed by our Israeli subsidiary, partially offset by greater use of subcontractors and semiconductor mask work expenses incurred in connection with the introduction of new products.

Research and development expenses as a percentage of total revenues were 17% in 2003, 16% in 2002 and 24% in 2001. The decrease in percentage in 2002 as compared to 2001 resulted mainly from higher level of revenues in 2002.

Research and development expenses consist mainly of payroll expenses to employees involved in research and development activities, expenses related to tape-out and mask work, subcontracting and engineering expenses, depreciation and maintenance fees related to equipment and software tools used in research and development and facilities expenses associated with research and development.

Sales and Marketing Expenses. Our sales and marketing expenses were $12.0 million in 2003, $10.7 million in 2002 and $9.2 million in 2001. The increase in 2003 was primarily attributed to higher levels of salary expenses, mainly due to a greater number of application support employees, increased facilities expenses associated with sales and marketing, and expenses incurred by our European subsidiary located in Scotland, which began its operations in the beginning of 2003. Sales commissions paid to our representatives and distributors were approximately the same in absolute dollars for both 2003 and 2002 because the increase in commissions, due to increased revenues in 2003, was offset by lower average commission rates. The increase in 2002 as compared to 2001 was primarily attributed to higher levels of commissions due to higher revenues. The higher sales commissions in 2002 as compared to 2001 were partially offset by lower payroll expenses denominated in NIS for our sales and marketing employees employed by our Israeli subsidiary due to a decrease in the value of NIS in comparison to the United States dollar.

Sales and marketing expenses as a percentage of total revenues were 8% in 2003, 9% in 2002 and 10% in 2001. The decrease in percentage in 2003 as compared to 2002 and the decrease in 2002 as compared to 2001 were both due to an increase in total revenues for both periods.

Sales and marketing expenses consist mainly of sales commissions to our representatives and distributors, payroll expenses to direct sales and marketing employees, trade show expenses and facilities expenses associated with sales and marketing.

General and Administrative Expenses. Our general and administrative expenses increased to $7.0 million in 2003 from $5.0 million in 2002 and increased slightly to $5.0 million in 2002 from $4.9 million in 2001. The increase in 2003 was attributed mainly to the fact that for all periods prior to November 2002 we allocated a portion of our payroll, accounting, legal and other costs included in our general and administrative expenses to the DSP cores licensing business, and these expenses were included under "discontinued operations" in our financial statements in 2002 and 2001. The increase in general and administrative expenses in 2002 was mainly due to higher bonus payments to our employees, which were partially offset by lower expenses. The lower expenses in 2002 were due to the cessation of amortization of goodwill associated with our acquisition of VoicePump, in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets," which Statement we adopted in January 1, 2002.

General and administrative expenses as a percentage of total revenues were 5% in 2003, 4% in 2002 and 5% in 2001. General and administrative expenses consist mainly of payroll for management and administrative employees, expenses related to investor relations, accounting and legal costs, as well as facilities expenses associated with general and administrative activities.

In-Process Research and Development Write-Off. During the second quarter of 2003, we recorded a non-recurring expense item in the amount of approximately $2.7 million related to the write–off of in-process research and development associated with the Teleman acquisition. This amount represented research and development expenses related to technologies that did not reach technological feasibility and for which there was no future alternative use, as determined on the acquisition date.

Aborted Spin-Off and Other Expenses. During the first quarter of 2002, we recorded two unusual expense items in the amount of approximately $0.9 million. An expense of approximately $0.8 million was recorded related to the planning for an initial public offering of our DSP cores licensing business, which did not occur. Those expenses were comprised mainly of legal and accounting services rendered in 2001. Additionally, an expense of approximately $0.1 million was recorded to reflect the write-off of all of our investment in Messagebay, a private company that develops software.

Interest and Other Income (Expense), Net. Interest and other income, net, was $8.2 million in 2003, $9.5 million in 2002 and $12.5 in 2001. The decrease in interest and other income, net of interest expense, in 2003 as compared to 2002 and in 2002 as compared to 2001, was a result of overall lower market interest rates in both periods. The decrease in 2003 as compared to 2002 was also attributed to our lower levels of cash, cash equivalents and marketable securities in the beginning of 2003 due to the distribution of $40.0 million in cash to Ceva as part of the separation and distribution of assets in connection with the transfer of our DSP cores licensing business to Ceva in November 2002.

Interest and other income for the year ended 2003 included capital gain in the amount of $0.2 million. In May 2003, we sold the remaining 82,945 shares of the common stock of Tower Semiconductor Ltd. for an aggregate of $0.5 million. As a result, we recorded a capital gain in the amount of $0.2. We no longer have any equity interest in Tower Semiconductor.

Impairment of Available-for-Sale Marketable Securities. During the second quarter of 2002, our management's evaluation indicated that the decline in value of our ordinary shares of AudioCodes Ltd. was other than temporary. Therefore, in accordance with SFAS No. 115, we realized a loss on our investment in AudioCodes in the amount of $9.8 million, which was recorded as "impairment of available-for-sale marketable securities" in our unaudited consolidated statements of income for the six months ended June 30, 2002 and included as such in the consolidated statements of income for the year ended December 31, 2002. Impairment of available-for-sale marketable securities in 2002 also included the decline in value of our investment in equity securities of Tower Semiconductors Ltd. and Tomen Corporation, which were assessed to be other than temporary, and amounted to $212,000 and $203,000, respectively (both recorded in the fourth quarter of 2002).

Provision for Income Taxes. Our tax provision for 2003, 2002 and 2001 was $5.4 million, $4.4 million and $2.4 million, respectively. In addition, in the second quarter of 2002, we recorded a tax benefit which decreased our tax liability related to our investment in AudioCodes in the amount of $3.5 million due to the impairment of such investment. Thus, the provision for income taxes presented in the 2002 financial statements amounted to $894,000. In 2003, 2002 and 2001, we benefited for federal tax purposes from foreign tax holiday and tax-exempt income in Israel.

DSP Group Ltd., our Israeli subsidiary, was granted "Approved Enterprise" status by the Israeli government with respect to six separate investment plans. Approved Enterprise status allows for a tax holiday for a period of two to four years and a reduced corporate tax rate of 10%-25% for an additional six or eight years, on each investment plan's proportionate share of taxable income. The tax benefits under these investment plans are scheduled to expire starting 2005 through to 2017.

Discontinued Operations. On April 4, 2002, we entered into a combination agreement with Ceva and Parthus Technologies plc pursuant to which we agreed to affect a combination of Ceva with Parthus. On November 1, 2002, we contributed our DSP cores licensing business and the operations and related assets and liabilities of such business to Ceva and distributed all of the Ceva common stock we held to our stockholders. Immediately afterwards, Parthus was acquired by Ceva in exchange for the issuance of additional shares of Ceva common stock and a new company, ParthusCeva, was formed.

In anticipation of the consummation of these transactions, as of June 30, 2002, we began to report the statements of income of our DSP cores licensing business as discontinued operations. Our financial statements for the years ended December 31, 2002 and 2001 were presented to reflect the operations of Ceva as discontinued operations. Our financial statements for previous years included the DSP cores licensing business that was transferred to ParthusCeva. The assets, liabilities, results of operations and cash flows of the DSP cores licensing business were carved out from our financial statements and were presented as discontinued operations. The consolidated financial statements have been carved out using the historical basis of the assets and liabilities and historical results of operations related to the DSP cores licensing business. Additionally, the discontinued operations for previous years included allocations of certain of our corporate headquarters' assets, liabilities and expenses relating to the DSP cores licensing business.

The net income from discontinued operations included the costs directly attributed to the DSP cores licensing business, including charges for shared facilities, functions and services used by the DSP cores licensing business. Such costs included research and development costs, and sales and general and administrative expenses. Such allocations and charges were based on either a direct cost pass-through or a percentage of total costs for the services provided based on factors such as headcount or the specific level of activity directly related to such costs.

Our statements of income for 2002 included the results of operations of Ceva from the beginning of the year until the date of the spin-off of the DSP cores licensing business, which was November 1, 2002.

Net income derived from our DSP cores licensing business was $2.1 million for the 10 months ended October 30, 2002, as compared to $10.3 million for the year ended December 31, 2001. The decrease in 2002 as compared to 2001 was primarily due to a decrease in total revenues for the DSP cores licensing business. Our total revenues for the DSP cores licensing business were $14.1 million for the 10 months period of 2002, as compared to $25.2 million for the year 2001. The decrease in 2002 as compared to 2001 was primarily due to (i) lower licensing revenues for the DSP cores licensing business, (ii) lower per-unit royalties from some of the license agreements for the DSP cores licensing business primarily due to volume pricing, and (iii) lower technical support and other revenues primarily attributed to the provision of fewer technical support and related services for the DSP cores licensing business, primarily as a result of the slowdown in the global wireless and cellular markets.

Our results of operations for the year ended December 31, 2002 included an amount of $393,000 related to the disposal of assets and liabilities, net, of our DSP cores licensing business after the Separation.

Liquidity and Capital Resources

Operating Activities. We generated $34.5 and $34.3 million of cash and cash equivalents from our operating activities during 2003 and 2002, respectively, as compared to $26.4 million during 2001.

Our net income in 2003, excluding the non-cash effect of in-process research and development write-off and capital gain in 2003 was $27.6 million. Our net income in 2002, excluding the impairment of securities and one-time expense items was $22.4 million. The calculation of net income for both periods excluded the related tax effect. The increase in net income in 2003 as compared to 2002 was off-set by the increase of $11 million in accounts receivables partly off set by an increase in accrued compensation and benefits. Our accounts receivables increased to $15.8 million as of December 31, 2003, representing 37 days of sales outstanding, which was in line with our customers' payment terms.

The increase in cash provided by our operations during 2002 as compared to 2001 was primarily due to higher volume of revenues and an increase in gross margin which resulted in a significant increase in our gross profit which was slightly offset by an increase in our operating expenses. The combination of these factors resulted in an increase in operating income in 2002. In addition, the increase in cash from operating activities resulted from an increase in income taxes payable as well as from an increase in accrued expenses and other accounts payable. This increase in 2002 was partially offset by an increase in inventory as well as a decrease in accrued compensation and benefits in 2002 in comparison to 2001. Our inventory increased to $6.9 million as of December 31, 2002 from $2.0 million as of December 31, 2001. The increase in inventory was primarily attributed to our higher levels of sales and production during 2002, as well as from changing our manufacturing procedures from a "turn-key solution" to "work in progress" utilizing subcontractors to test, assemble and pack the integrated circuits.

Investing Activities. We invest excess cash in marketable securities of varying maturity, depending on our projected cash needs for operations, capital expenditures and other business purposes.

In 2003, we purchased $191.9 million of investments classified as held-to-maturity marketable securities, as compared to $144.3 million in 2002 and $194.0 million in 2001. In addition, $146.4 million of our investments in marketable securities matured in 2003 as compared to $156.5 million in 2002 and $162.9 million in 2001. As of December 31, 2003, the amortized cost of our held-to-maturity marketable securities was $239.6 and their stated market value was $241.3 million, representing an unrealized gain of $1.7 million.

Our capital equipment purchases amounted to $3.2 million in 2003, $1.9 million in 2002 and $3.0 million in 2001 and were mainly for computer hardware, software and software tools used in engineering development, engineering test and lab equipment, leasehold improvements, vehicles, and furniture and fixtures. In addition, we are committed to pay an additional $2.8 million during 2004—2007 for software tools we have purchased during 2003.

As part of our acquisition of Teleman's assets in May 2003 for an aggregate consideration of $5.25 million in cash, including transaction costs of approximately $0.25 million, we paid an aggregate of $2.1 million during the year 2003. We are obligated to make two additional payments of $1.45 million each on May 16, 2004 and May 16, 2005.

In addition, in January 2002, we purchased 333,000 ordinary shares of an independent wafer manufacturer company, Tower Semiconductor Ltd. for $2.0 million. In 2003 and in 2002, we sold 83,000 and 250,000 of Tower Semiconductor's ordinary shares for approximately $0.5 million and $1.5 million, respectively, resulting in a capital gain of $0.2 million.

During 2003 we collected approximately $4.7 million from customers of the DSP cores licensing business, a business that was transferred to Ceva in November 2002. This amount was included under cash received from discontinued operations in our consolidated statements of cash flows. The consolidated statements of cash flows for the year ended December 31, 2002 included cash distributed to discontinued operations in the amount of approximately $6.5 million. This amount represented the net cash transferred to the DSP cores licensing business during that period.

Our available-for-sale marketable securities amounted to $47.1 million as of December 31, 2003. During January 2004, we sold 2,000,000 shares of AudioCodes Ltd. ordinary shares for an aggregate amount of $25.6 million, resulting in a capital gain of approximately $13.0 million and cash flows of approximately $17.0 million.

Financing Activities. During 2003, we received $24.2 million upon the exercise of employee stock options and through purchases pursuant to our employee stock purchase plan, as compared to $3.9 million during 2002 and $4.9 million during 2001. We can not predict cash flows from options exercises in future periods.

As part of our spin-off of the DSP cores licensing business, in 2002, we transferred to Ceva $40 million in cash and paid $0.7 million in cash to the Israeli tax authorities, these amounts were recorded as a dividend in our statements of cash flows as part of our financing activities.

In March 1999, our board of directors authorized the repurchase of up to an aggregate of 4.0 million shares of our common stock. In July 2003, our board authorized the repurchase of an additional 2.5 million shares of our common stock. During 2003, we repurchased approximately 746,000 shares of our common stock at an average purchase price of $21.66 per share for an aggregate amount of approximately $16.2 million. During the year 2001, we repurchased 40,000 shares of our common stock at an average price of $20.30 per share, for an aggregated purchase price of $0.8 million. We did not make any repurchases in 2002. Pursuant to our share repurchase program, approximately 2,774,000 million shares of our common stock remain authorized for repurchase.

At December 31, 2003, our principal source of liquidity consisted of cash and cash equivalents totaling approximately $36.8 million, and marketable securities of approximately $239.6 million.

Our working capital at December 31, 2003 was approximately $60.9 million, and our backlog as of December 31, 2003 was $42.8 million. As we generate most of our cash flows from our operating activities, we believe that our current cash, cash equivalents, cash deposits and marketable securities and our forecasted positive cash flows for future periods, will be sufficient to meet our cash requirements for both the short and long term.

In addition, as part of our business strategy, we occasionally evaluate potential acquisitions of businesses, products and technologies. Accordingly, a portion of our available cash may be used at any time for the acquisition of complementary products or businesses. Such potential transactions may require substantial capital resources, which may require us to seek additional debt or equity financing. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our current operations, or expand into new markets. Furthermore, we cannot assure you that additional financing will be available to us in any required time frame and on commercially reasonable terms, if at all. See "Factors Affecting Future Operating Results—We may engage in future acquisitions that could dilute our stockholders' equity and harm our business, results of operations and financial condition." for more detailed information.

Contractual Obligations

The following table aggregates our material expected obligations and commitments as of December 31, 2003 (in thousands):

	Payment Due By Period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**2-3 Years**	**4-5 Years**	**More Than 5 Years**
Long-Term Debt(1)	2,871	1,442	1,429	—	—
Capital Lease Commitments(2)	2,842	741	1,483	618	—
Operating Lease Commitments(3)	4,556	1,613	2,176	767	—
Total Contractual Obligations	10,269	3,796	5,088	1,385	—

(1) Represents deferred consideration of $1,450 (recorded at the fair value of $1,442) and $1,450 (recorded at the fair value of $1,429) payable to the former shareholders of Teleman Multimedia Inc. on May 16, 2004 and May 16, 2005, respectively.

(2) Represents future payments for development tools purchased in 2003.

(3) Represents operating lease payments for facilities and vehicles under noncancelable lease agreements (See Note 11 to Notes to Consolidated Financial Statements).

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as such term is defined in recently enacted rules by the Securities and Exchange Commission, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS.

Interest Rate Risk. It is our policy not to enter into interest rate derivative financial instruments, except for hedging of foreign currency exposures discussed below. We do not currently have any significant interest rate exposure since we do not have any financial obligation and our financial assets are measured on a held-to-maturity basis.

Foreign Currency Exchange Rate Risk. As a significant part of our sales and expenses are denominated in U.S. dollars, we have experienced only insignificant foreign exchange gains and losses to date, and do not expect to incur significant gains and losses in 2004. However, due to the volatility in the exchange rate of the NIS versus the U.S. dollar, we decided to hedge part of the risk of a devaluation of the NIS, which could have an adverse effect on the expenses that we incur in the State of Israel. For example, to protect against an increase in value of forecasted foreign currency cash flows resulting from salary payments denominated in NIS during 2003, we instituted a foreign currency cash flow hedging program.

These option contracts are designated as cash flow hedges, as defined by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and are all effective as hedges of these expenses. For more information about our hedging activity, see Note 2 to the attached Notes to Consolidated Financial Statement for the year ended December 31, 2003.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

[LOGO OF ERNST & YOUNG]

REPORT OF INDEPENDENT AUDITORS

To The Stockholders of
DSP Group, Inc.

We have audited the accompanying consolidated balance sheets of DSP Group, Inc. ("the Company") and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DSP Group, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material reports the information set forth therein.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
January 27, 2004

DSP GROUP, INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2003	December 31, 2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 36,812	$ 39,919
Marketable securities	42,490	45,371
Trade receivables, less allowance for returns of $123 in 2003 and 2002 and for doubtful accounts of $708 in 2003 and $339 in 2002	15,844	4,873
Deferred income taxes	1,326	1,685
Other accounts receivable and prepaid expenses	1,462	1,352
Inventories	8,466	6,916
Assets of Discontinued Operations	—	4,737
TOTAL CURRENT ASSETS	106,400	104,853
PROPERTY AND EQUIPMENT, NET	7,108	4,690
LONG-TERM ASSETS:		
Long-term marketable securities	197,071	150,692
Investments in equity securities of traded companies	47,138	12,031
Long-term prepaid expenses and lease deposits	513	386
Severance pay fund	2,360	1,616
Intangible assets, net	2,076	—
Goodwill	5,804	5,804
TOTAL LONG-TERM ASSETS	254,962	170,529
TOTAL ASSETS	$368,470	$280,072
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade payables	$ 11,221	$ 6,745
Accrued compensation and benefits	9,000	4,556
Income taxes payables	11,107	7,328
Accrued expenses and other accounts payable	14,185	9,668
TOTAL CURRENT LIABILITIES	45,513	28,297
LONG-TERM LIABILITIES:		
Accrued severance pay	2,555	1,686
Deferred income taxes	14,592	2,371
Other long-term liabilities	1,429	—
TOTAL LONG-TERM LIABILITIES	18,576	4,057
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.001 par value— Authorized shares—5,000,000 at December 31, 2003 and 2002; issued and outstanding shares—none at December 31, 2003 and 2002	—	—
Common stock, $0.001 par value— Authorized shares: 50,000,000 at December 31, 2003 and 2002; issued and outstanding shares: 28,615,884 at December 31, 2003 and 27,247,947 at December 31, 2002	29	27
Additional paid-in capital	174,700	156,443
Treasury stock	(1,192)	—
Accumulated other comprehensive income	23,045	476
Retained earnings	107,799	90,772
TOTAL STOCKHOLDERS' EQUITY	304,381	247,718
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$368,470	$280,072

The accompanying notes are an integral part of the consolidated financial statements.

DSP GROUP, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

	Year ended December 31,		
	2003	2002	2001
Revenues	$152,875	$125,158	$89,430
Costs of revenues	83,077	74,412	53,122
Gross profit	69,798	50,746	36,308
Operating expenses:			
Research and development	25,599	19,745	21,066
Sales and marketing	11,977	10,745	9,168
General and administrative	6,953	5,048	4,907
In-process research and development write-off	2,727	—	—
Aborted spin-off expenses and other	—	865	—
Total operating expenses	47,256	36,403	35,141
Operating income	22,542	14,343	1,167
Financial and other income:			
Interest and other income, net	8,188	9,452	12,522
Equity in earnings of affiliate	—	—	105
Minority interest in losses of subsidiary	—	—	173
Income after financial and other income	30,730	23,795	13,967
Impairment of available-for-sale marketable securities	—	(10,229)	—
Income before taxes on income	30,730	13,566	13,967
Taxes on income	5,375	894	2,406
Income from continuing operations	25,355	12,672	11,561
Income from discontinued operations of Ceva (net of applicable income taxes of $0, $813 and $3,255 for 2003, 2002 and 2001, respectively)	—	2,470	10,355
Net income	$ 25,355	$ 15,142	$21,916
Earnings per share from continuing operations:			
Basic	$ 0.91	$ 0.47	$ 0.43
Diluted	$ 0.86	$ 0.45	$ 0.42
Earnings per share from discontinued operations:			
Basic	$ —	$ 0.09	$ 0.39
Diluted	$ —	$ 0.09	$ 0.37
Net earnings per share:			
Basic	$ 0.91	$ 0.56	$ 0.82
Diluted	$ 0.86	$ 0.54	$ 0.79

The accompanying notes are an integral part of the consolidated financial statements.

DSP GROUP, INC. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

U.S. dollars in thousands, including share data

	Number of Common stock	Common stock amount	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	Retained earnings	Total comprehensive income	Total stockholders' equity
Balance at January 1, 2001	26,248	$ 27	$151,787	$(19,940)	$ —	$114,291		$246,165
Purchase of treasury stock	(40)	— *	—	(811)	—	—		(811)
Issuance of Common stock upon acquisition of VoicePump	161	— *	3,651	—	—	—		3,651
Issuance of treasury stock upon exercise of stock options by employees	451	— *	—	10,841	—	(6,752)		4,089
Issuance of treasury stock upon purchase of ESPP shares by employees	53	— *	—	1,287	—	(503)		784
Tax benefit related to exercise of stock options	—	—	531	—	—	—		531
Total comprehensive income:								
Net income	—	—	—	—	—	21,916	$21,916	21,916
Unrealized gain on available-for-sale marketable securities, net	—	—	—	—	2,683	—	2,683	2,683
Unrealized loss from hedging activities	—	—	—	—	(31)	—	(31)	(31)
Total comprehensive income							$24,568	
Balance at December 31, 2001	26,873	27	155,969	(8,623)	2,652	128,952		278,977
Dividend to stockholders as a result of the separation of Ceva	—	—	—	—	—	(48,428)		(48,428)
Issuance of treasury stock upon exercise of stock options by employees	314	— *	—	7,463	—	(4,566)		2,897
Issuance of treasury stock upon purchase of ESPP shares by employees	49	— *	—	1,160	—	(328)		832
Issuance of Common stock upon exercise of stock options by employees	12	— *	150	—	—	—		150
Tax benefit related to exercise of stock options	—	—	324	—	—	—		324
Total comprehensive income:								
Net income	—	—	—	—	—	15,142	$15,142	15,142
Unrealized losses on available-for-sale marketable securities, net	—	—	—	—	(2,207)	—	(2,207)	(2,207)
Realized gain from hedging activities	—	—	—	—	31	—	31	31
Total comprehensive income							$12,966	
Balance at December 31, 2002	27,248	27	156,443	—	476	90,772		247,718
Issuance of treasury stock upon purchase of ESPP shares by employees	28	— *	—	603	—	(256)		347
Issuance of Common stock upon exercise of stock options by employees	1,397	1	17,274	—	—	—		17,275
Issuance of Common stock upon purchase of ESPP shares by employees	24	— *	98 298	—	—	—		298
Issuance of treasury stock upon exercise of stock options by employees	665	1	—	14,362	—	(8,072)		6,291
Tax benefit related to exercise of stock options	—	—	685	—	—	—		685
Purchase of treasury stock	(746)	— *	—	(16,157)	—	—		(16,157)
Total comprehensive income:								
Net income	—	—	—	—	—	25,355	25,355	25,355
Unrealized gains on available-for-sale marketable securities, net	—	—	—	—	22,432	—	22,432	22,432
Unrealized gain from hedging activities, net					137		137	137
Total comprehensive income							$47,924	
Balance at December 31, 2003	28,616	$ 29	$174,700	$ (1,192)	$23,045**	$107,799		$304,381

* Represents an amount lower than $1.

** Composed as follows:

Accumulated unrealized gain from available-for-sale marketable securities, net of taxes	$22,908
Unrealized gain from hedging activities, net	137
Accumulated other comprehensive income	$23,045

The accompanying notes are an integral part of the consolidated financial statements.

DSP GROUP, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31		
	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 25,355	$15,142	$21,916
Adjustments required to reconcile net income to net cash provided by operating activities:			
Depreciation	3,224	2,589	2,536
Increase (decrease) in deferred income taxes, net	(272)	(3,048)	2,459
Net gain on sale of property and equipment	(27)	—	(12)
Capital gain on realization of investment in equity securities of traded companies	(241)	(3)	—
Impairment of tangible and intangible assets	—	98	—
Amortization of intangible assets	379	—	—
Amortization of goodwill	—	—	964
In-process research and development write-off	2,727	—	—
Accrued interest and amortization of premium (accretion of discount) on held-to-maturity marketable securities	1,989	2,377	(1,389)
Equity in earnings of affiliate	—	—	(105)
Minority interest in losses of subsidiary	—	—	(173)
Impairment of available-for-sale marketable securities	—	10,229	—
Tax benefit related to exercise of stock options	685	324	531
Decrease (increase) in trade receivables	(10,971)	1,442	4,042
Decrease (increase) in other accounts receivable and prepaid expenses	27	546	(388)
Decrease (increase) in inventories	(1,550)	(4,868)	763
Decrease (increase) in long-term prepaid expenses and lease deposits	(127)	58	(107)
Increase (decrease) in trade payables	1,972	1,412	(2,506)
Increase (decrease) in accrued compensation and benefits	4,444	(426)	479
Increase (decrease) in income taxes payable	3,684	4,470	(940)
Increase (decrease) in accrued expenses and other accounts payable	3,075	3,940	(1,690)
Increase (decrease) in accrued severance pay, net	125	(7)	68
Other	(6)	—	—
Net cash provided by operating activities	34,492	34,275	26,448

The accompanying notes are an integral part of the consolidated financial statements.

DSP GROUP, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31		
	2003	**2002**	**2001**
Cash flows from investing activities:			
Purchase of held-to-maturity marketable securities	(191,882)	(144,269)	(194,020)
Proceeds from sales and maturity of held-to-maturity marketable securities	146,395	156,474	162,930
Purchases of property and equipment	(3,158)	(1,924)	(3,033)
Proceeds from sale of property and equipment	72	53	49
Proceeds from realization of available-for-sale equity securities of traded companies	508	1,504	—
Purchase of available-for-sale marketable securities	—	(2,000)	—
Acquisition of Teleman Multimedia Inc. assets	(2,325)	—	—
Cash received from (contributed to) discontinued operations	4,737	(6,463)	(2,325)
Net cash provided by (used in) investing activities	(45,653)	3,375	(36,399)
Cash flows from financing activities:			
Issuance of common stock and treasury stock upon exercise of stock options and upon purchase of employee stock purchase plan	24,211	3,877	4,873
Purchase of treasury stock	(16,157)	—	(811)
Dividend related to the separation of Ceva	—	(40,754)	—
Net cash provided by (used in) financing activities	8,054	(36,877)	4,062
Increase (decrease) in cash and cash equivalents	(3,107)	773	(5,889)
Cash and cash equivalents at the beginning of the year	39,919	39,146	45,035
Cash and cash equivalents at the end of the year	$ 36,812	$ 39,919	$ 39,146
(a) Cash acquired in acquisition of VoicePump Inc.:			
Estimated fair value of assets acquired and liabilities assumed of the subsidiary at the date of acquisition:			
Minority interest in subsidiary	$ —	$ —	$ (737)
Goodwill	—	—	(2,914)
Less- issuance of common stock	—	—	3,651
(b) Non-cash transactions:			
Non cash contribution of prepaid offering expenses, property, equipment and inventory, net of assumed liabilities	$ —	$ 7,674	$ —
Purchase of property and equipment	$ 2,504	$ —	$ —
Supplemental disclosures of cash flows activities:			
Cash paid during the year for:			
Taxes on income	$ 1,202	$ 2,462	$ 3,806

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share figures and prices and percentages)

NOTE 1: GENERAL

DSP Group, Inc., a Delaware corporation (the "Company") and its subsidiaries are a fabless semiconductor company that is a leader in the short-range residential wireless market. It develops various applications with advanced radio frequency (RF) devices and communications technologies and speech-processing algorithms, including digital 900 MHz, 2.4 GHz, Digital Enhanced Cordless Telecommunications (DECT) (1.9 GHz) telephony and 5.8 GHz for voice, video and data communication in residential, small office/home, medium-sized enterprises, and automotive applications. The Company also develops and markets embedded, integrated silicon/ software solution for Digital Voice Recorder, Hands Free car kit, Voice-over-Digital-Subscriber Line (VoDSL), Voice-over-Internet-Protocol (VoIP) applications, and other Voice-over-Packet applications for Integrated Access Device and Internet Protocol telephony markets.

The Company has six wholly-owned subsidiaries: (1) DSP Group Ltd. ("DSP Group Israel"), an Israeli corporation primarily engaged in research and development, marketing and sales, technical support and certain general and administrative functions; (2) RF Integrated Systems Inc. ("RF US"), a Delaware corporation primarily engaged in research and development of RF technology for wireless products; (3) Nihon DSP K.K. ("DSP Japan"), a Japanese corporation primarily engaged in marketing and technical support activities; (4) VoicePump Inc. ("VoicePump") a California corporation primarily engaged in the design, research and development and marketing of software applications for VoDSL and VoIP; (5) DSP Video Korea ("DSP Korea"), a Korean corporation, incorporated in 2003, and primarily engaged in the design, research and development of video applications; and (6) DSPG Edinburgh Limited ("DSP Scotland"), a Scottish corporation, primarily engaged in development and marketing of DECT-based telephony solutions.

Acquisition of Teleman Multimedia Inc.:

During the second quarter of 2003, the Company entered into an asset purchase agreement with DSP Group Israel, and Teleman Multimedia Inc. ("Teleman"), a Delaware corporation, pursuant to which DSP Group Israel acquired substantially all of the assets of Teleman. Teleman, founded in 1998, has developed an advanced silicon platform for video compression and decompression designed to interface with image sensors and panel displays. The Teleman silicon platform supports compression standards such as MPEG4, JPEG and H263.

The assets purchased by DSP Group Israel consisted of property and equipment, and other assets (including intangible assets such as workforce and intellectual property) used by Teleman in the conduct of its business. The consideration for the assets purchased from Teleman consisted of cash in an aggregate amount of $5,000 and transaction expenses in the amount of approximately $250. $2,100 of the consideration was paid on May 16, 2003, the closing date of the acquisition, and the remaining consideration is to be paid in two future installments as follows: $1,450 on May 16, 2004, and $1,450 on May 16, 2005. The latter two installments were recorded at fair value of $1,442 and $1,429, respectively. The amount of consideration was determined based upon arms-length negotiations between the Company, on the one hand, and Teleman and Teleman's shareholders, on the other hand. In addition, the Company hired 10 engineers that were previously employed by Teleman.

Disposition of assets and combination with Parthus

On November 1, 2002, the Company contributed its DSP cores licensing business (the "Separation") to Ceva, Inc., one of its then wholly-owned subsidiaries ("Ceva"). Immediately thereafter, Ceva affected a combination (the "Combination") with Parthus Technologies PLC ("Parthus").

Under the terms of the Separation, the Company transferred the assets and liabilities of its DSP cores licensing business to Ceva in exchange for Ceva common stock. The Company immediately thereafter distributed all of the Ceva common stock it held to the Company's stockholders of record on October 31, 2002. Ceva then affected the Combination whereby Ceva acquired Parthus and issued Ceva common stock to the former Parthus shareholders pursuant to a scheme of arrangement. After the Combination, the combined company was renamed ParthusCeva, Inc. and subsequently changed its name to Ceva, Inc. (for purposes of discussion in these notes to the consolidated financial statements, the combined company will continue to be referred to as "ParthusCeva"). ParthusCeva's common stock is quoted on the Nasdaq National Market and listed on the London Stock Exchange. As part of the transaction, the Company contributed to Ceva cash in the amount of $40,000 and property, equipment, inventory, paid transaction costs in the amount of $7,674 and paid $754 as a tax payment upon the Separation. Parthus also made a $60,000 capital repayment to its shareholders immediately prior to the Combination. The Company received private letter rulings from the U.S. Internal Revenue Service to the effect that, among other things, the Separation was a tax-free transaction to the Company's stockholders under Section 355 of the Internal Revenue Code of 1986, as amended, for federal income tax purposes, except with respect to cash distributed in lieu of fractional shares to the Company's stockholders.

At the effective time of the Separation, each stockholder of record of the Company on October 31, 2002 (the "Distribution Record Date") received one share of ParthusCeva's common stock for every three shares of the Company's common stock (the "Common Stock") held by such stockholder on the record date (the "Distribution"). Fractional shares were not issued. Instead, fractional interests were aggregated and sold on the open market on the first day after the closing of the transaction, and cash in lieu of fractional shares was distributed ratably to the Company's stockholders who would otherwise have received a fractional interest in ParthusCeva's common stock. The Distribution was made to the Company's stockholders without payment of any consideration or the exchange of any shares by the Company's stockholders. At the effective time of the Combination, in exchange for Parthus ordinary shares which were cancelled as part of the scheme of arrangement, each shareholder of Parthus received 0.015141 of a share of ParthusCeva's common stock for each ordinary share of Parthus held by such shareholder (0.15141 shares per Parthus ADS) on October 31, 2002, the record date for the Combination, and cash in lieu of fractional shares.

As a result of the Separation and Combination, the Company distributed 9,041,851 shares of ParthusCeva's common stock to its stockholders (representing 50.1% of ParthusCeva after the transaction), and ParthusCeva issued 8,998,887 shares of its common stock to the former Parthus shareholders (representing 49.9% of ParthusCeva after the transaction) and assumed options to purchase approximately 1,644,435 shares of ParthusCeva's common stock based on Parthus options outstanding as of June 30, 2002. The relative ratio of shares distributed to the Company's stockholders and issued to the former Parthus shareholders, as well as the other material terms of the transaction, were determined pursuant to arms-length negotiations between the parties. Options to purchase common stock outstanding under the Company's stock option plans were also adjusted as of November 1, 2002 to reflect the distribution of assets to ParthusCeva in connection with the Separation. (See also Note 9).

In accounting for the Separation, the Company recorded in the statements of changes in stockholders' equity and consolidated statements of cash flows $48,428 as a deemed dividend in-kind to its stockholders, representing the carrying amount of its investment in Ceva. This dividend in-kind consisted of cash contribution to Ceva in the amount of $40,000 and a tax payment of $754 recorded in the consolidated statements of cash flow and a non-cash contribution of prepaid offering expenses, inventory and property and equipment, net of assumed liabilities, in the amount of $7,674. (See also Note 9).

The Company's financial statements for the prior years, which included the licensing and technology business of Ceva, were reclassified to present the assets, liabilities, results of operations and cash flows of Ceva as discontinued operations in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). (See also Note 14).

The discontinued operations presented for prior years included allocations of certain of the Company's corporate headquarters assets, liabilities and expenses relating to the licensing business.

The net income from discontinued operations included costs directly attributed to the licensing and technology business, including charges for shared facilities, functions and services used by the licensing business. Certain costs and expenses were allocated based on management's estimates of the cost of services provided to the licensing business. Such costs included research and development costs and sales expenses.

During the year ended December 31, 2003, the Company collected approximately $4,737 from customers of the DSP cores licensing business that it transferred to Ceva in November 2002. This amount was included under "cash received from discontinued operations" in the Company's consolidated statements of cash flows.

VoicePump Inc.

VoicePump is primarily engaged in the design, research and development and marketing of software applications for VoDSL and VoIP. In March 2000, the Company acquired (1) approximately 1,960,250 shares of common stock of VoicePump from certain VoicePump shareholders in exchange for approximately 261,000 shares of Common Stock and a nominal amount of cash (to pay for fractional shares) and (2) approximately 1,027,397 shares of VoicePump common stock directly from VoicePump.

In February 2001, the Company exercised its option and acquired the remaining shares of VoicePump (1,210,750 shares), in exchange for 161,433 shares of Common Stock. As a result of the purchase of the remaining equity, VoicePump became a wholly-owned subsidiary of the Company. Pro forma information in accordance with APB No. 16 has not been provided, since the revenues and net loss of 2001 and total assets as of December 31, 2001 were not material in relation to the Company's total revenues, net income and total assets.

The Company's investment in VoicePump includes the excess of its purchase price over the net assets acquired (approximately $5,804 as of December 31, 2003 and 2002), which was attributed to goodwill. The Company ceased amortization of the goodwill related to the acquisition of VoicePump after December 31, 2001. For more information about goodwill amortization, see Note 2.

Concentration of other risks

All of the Company's integrated circuit products are manufactured by independent foundries. While these foundries have been able to adequately meet the demands of the Company's increasing business, the Company is and will continue to be dependent upon these foundries to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company sufficient portion of foundry capacity to meet the Company's needs in a timely manner. Revenues could be materially and adversely affected should any of these foundries fail to meet the Company's request for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For example, foundries in Taiwan produce a significant portion of the Company's wafer supply. As a result, earthquakes, aftershocks or other natural disasters in Asia, could preclude the Company from obtaining an adequate supply of wafers to fill customers' orders and could harm the Company's business, financial position, and results of operations. Additionally, certain of the raw materials, components, and subassemblies included in the products manufactured by the Company's original equipment manufacturer (OEM) customers, which also incorporate the Company's products, are obtained from a limited group of suppliers. Disruptions, shortages, or termination of certain of these sources of supply could occur and could negatively affect the Company's business condition and results of operations.

The Company sells its products to customers primarily through a network of distributors and representatives. The Company's largest distributor, Tomen Electronics, sells the Company's products to a limited number of customers. One customer, Panasonic Communications Co., Ltd. ("Panasonic"), has continually accounted for a majority of Tomen Electronics' sales. The Company's future performance will depend, in part, on Tomen Electronics' continued success in marketing and selling its products. The loss of Tomen Electronics as the Company's distributor and the Company's inability to obtain a satisfactory replacement in a timely manner may harm its sales and results of operations. Additionally, the loss of Panasonic and Tomen Electronics' inability to thereafter effectively market the Company's products could also harm the Company's sales and results of operations.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to United States Generally Accepted Accounting Principles ("US GAAP").

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Financial statements in U.S. dollars

All of the revenues of the Company and its subsidiaries are generated in U.S. dollars ("dollar"). In addition, a substantial portion of the costs of the Company and its subsidiaries are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translations" ("SFAS No. 52"). All transactional gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of income as financial income or expenses, as appropriate, and have not been significant to date for all years presented.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances were eliminated in the consolidation.

Cash equivalents

The Company and its subsidiaries consider all highly liquid investments, which are readily convertible to cash with maturity of three months or less at the date of acquisition, to be cash equivalents.

Marketable securities

The Company and its subsidiaries account for investments in debt and equity securities in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

At December 31, 2003 and 2002, the Company classified its investment in marketable securities as held-to-maturity and available-for-sale.

Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, accretion, decline in value judged to be other than temporary and interest are included in financial income, net.

Investment in equity securities of traded companies classified as available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of stockholders' equity, net of taxes. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of income.

According to Staff Accounting Bulletin No. 59 "Accounting for Non-current Marketable Equity Securities" ("SAB No. 59") management is required to evaluate each period whether a security's decline in value is other than temporary. In 2002, the Company recognized an other-than-temporary decline in the carrying value of its available-for-sale securities in the amount of $10,229 which was included in the statements of income as impairment of available-for-sale marketable securities.

Fair value of financial instruments

The following methods and assumptions were used by the Company and its subsidiaries in estimating the fair value disclosures for financial instruments.

The carrying values of cash and cash equivalents, trade receivables and trade payables approximate fair values due to the short-term maturities of these instruments. The carrying value of held-to-maturity marketable securities is based on amortized cost, and do not differ significantly from the quoted market value. The fair value of available-for-sale marketable securities is based on quoted market price (See Note 6).

Gross realized gains or losses for 2003, 2002, and 2001 were not significant (See Notes 3 and 6).

Inventories

Inventories are stated at the lower of cost or market value. Inventory write-offs and write-down provisions are provided to cover risks arising from slow-moving items or technological obsolescence.

The Company and its subsidiaries periodically evaluate the quantities of inventory on hand relative to current and historical selling prices and historical and projected sales volume. Based on this evaluation provisions are made in each period to write down inventory to its market prices.

Cost is determined as follows:

Work in progress—represents the cost of raw materials and manufacturing.

Finished products—on the basis of direct manufacturing costs.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%
Computers and peripheral equipment	20-33
Office furniture and equipment	7-10
Motor vehicles	15
Leasehold improvements	Over the terms of the lease

Intangible assets

Intangible assets acquired on or after July 1, 2001, are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", ("SFAS No. 142"). Patents and work force are amortized over a weighted average of 4 years.

Impairment of long lived assets

The long-lived assets and certain identifiable intangibles of the Company and its subsidiaries are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment losses were identified.

Goodwill

Goodwill represents excess of the costs over the estimated fair value of the net assets of businesses acquired. Goodwill, which arose from acquisitions prior July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 7 years. Under Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") goodwill acquired in a business combination for which date is on or after July 1, 2001 is not amortized.

SFAS No. 142 requires goodwill to be tested for impairment on adoption of the statement and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market capitalization. The Company performed the annual impairment tests during the second fiscal quarter of 2002 and 2003. The Company found no instances of impairment of its recorded goodwill. As of December 31, 2003, no impairment losses were identified.

Severance pay

The Company's subsidiary, DSP Group Israel has a liability for severance pay pursuant to Israeli law, based on the most recent monthly salary of its employees multiplied by the number of years of employment as of the balance sheet date for such employees. DSP Group Israel's liability is fully provided by monthly deposits with severance pay funds and insurance policies.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of its obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

DSP Korea has a liability for severance pay pursuant to Korean law, based on the most recent monthly salary of its employees multiplied by the number of years of employment as of the balance sheet date for such employees.

Severance expenses for the years ended December 31, 2003, 2002 and 2001, were approximately $822, $392 and $875, respectively.

Revenue recognition

The Company and its subsidiaries generate their revenues from sale of products. The Company and its subsidiaries sell their products through direct sales force and throughout a network of distributors and representatives.

In December 2003, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104") which revises or rescinds certain sections of SAB No. 101 "Revenue Recognition." The changes noted in SAB No. 104 did not have a material effect on the Company's consolidated result of operations, consolidated financial position or consolidated cash flows.

Product sales are recognized in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition " ("SAB No. 104") when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, collectability is probable, and no significant obligations remain.

The Company generally does not grant a right of return to its customers. The Company maintains provision for product returns, based on its experience in accordance with Statement of Financial Accounting Standard No. 48 "Revenue Recognition When Right of Return Exists" (SFAS No. 48). The provision has been deducted from revenues and amounted to $123 for each of the years ended December 31, 2003, 2002 and 2001.

Revenues subject to certain price protection are deferred until such future price changes can be reasonably estimated. The provision for price protection was deducted from revenues, and amounted to $26, $44 and $194 for the years ended December 31, 2003, 2002 and 2001, respectively.

Research and development costs

Research and development costs are charged to the consolidated statement of income as incurred.

Net earnings per share

Basic net earnings per share is computed based on the weighted average number of shares of Common Stock outstanding during the year. Diluted net earnings per share further includes the effect of dilutive stock options outstanding during the year, all in accordance with Statement of Financial Accounting Standard No. 128, "Earnings per Share" ("SFAS No. 128").

Options outstanding to purchase approximately 1,495,279, 3,825,000 and 2,670,000 shares of Common Stock for the years ended December 31, 2003, 2002 and 2001, respectively, were not included in the computation of diluted net earnings per share, because option exercise prices were greater than the average market price of the Common Stock and therefore, their inclusion would have been anti-dilutive.

Income taxes

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, long-term deposits, held-to-maturity marketable securities, investment in equity securities of traded companies and derivatives instruments.

A majority of the cash and cash equivalents of the Company and its subsidiaries is invested in U.S. dollars deposits in major U.S. and Israeli banks. Such cash and cash equivalents held in U.S. banks may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the deposits and investments of the Company and its subsidiaries are financially sound, and accordingly, minimal credit risk exists with respect to these deposits and investments.

A majority of the products sales of the Company and its subsidiaries is to distributors who in turn sell to manufacturers of consumer electronics products. The customers of the Company and its subsidiaries are located primarily in Japan, Asia, Europe and the United States. The Company and its subsidiaries perform ongoing credit evaluations of their customers. A general and specific allowance for doubtful accounts is determined, based on the estimation of management and historical experience. Under certain circumstances, the Company may require letter of credit, other collateral or guarantee fees. The Company covers part of its customers' debts by credit insurance.

The Company's held-to-maturity marketable securities include investments in debentures of U.S. corporations, states and political subdivisions. Management believes that those corporations and states institutions are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

Derivative instruments

Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value.

For derivative instruments that are designated and qualify as a cash flows hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change.

To protect against the increase in value of forecasted foreign currency cash flow resulting from salary and rent payments in New Israeli Shekels ("NIS") during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of the anticipated payroll and rent of its Israeli facilities denominated in NIS for a period of one to twelve months with put options and forward contracts.

These forward contracts and put options are designated as cash flow hedges, as defined by SFAS No. 133, and are all effective as hedges of these expenses.

As of December 31, 2003, the Company recorded comprehensive income amounting to $137 from its put options and forward contracts in respect to anticipated payroll and rent payments expected in 2004. Such amounts will be recorded into earnings in 2004.

Accounting for stock-based compensation

The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock options. Under APB No. 25, when the exercise price of the employee's options equals or is higher than the market price of the underlying Company stock on the date of grant, no compensation expense is recognized.

The Company adopted the disclosure provisions of Statement of Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

Pro forma information regarding the Company's net income and net earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value of these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions; risk-free interest rates of 2.37%, 2.37% and 3.7% for 2003, 2002 and 2001, respectively; a dividend yield of 0.0% for each of those years; a volatility factor of the expected market price of the Common Stock of 0.396 for 2003, 0.44 for 2002 and 0.81 for 2001; and a weighted-average expected life of the option of 2.9 years for 2003, 2002 and 2001.

	Year ended December 31,		
	Weighted average fair value of options grants		
	2003	2002	2001
Exercise price equals market price at date of grants	$5.58	$5.49	$9.63

The following table illustrates the effect on net income and net earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

	Year ended December 31,		
	2003	2002	2001
Net income, as reported	$25,355	$15,142	$21,916
Deduct—stock-based compensation expense determined under fair value method for all awards, net of related tax effects	9,338	12,712	17,113
Pro forma net income	$16,017	$ 2,430	$ 4,803
Net earnings per share:			
Basic, as reported	$ 0.91	$ 0.56	$ 0.82
Basic, pro forma	$ 0.57	$ 0.09	$ 0.18
Diluted, as reported	$ 0.86	$ 0.54	$ 0.79
Diluted, pro forma	$ 0.54	$ 0.09	$ 0.17
Net income from continuing operations, as reported	$25,355	$12,672	$11,561
Deduct—stock-based compensation expenses related to continuing operations determined under fair value method for all awards, net of related tax effect	8,677	11,145	8,208
Pro forma net income from continuing operations	$16,678	$ 1,527	$ 3,353
Net earnings per share from continuing operations:			
Basic, as reported	$ 0.91	$ 0.47	$ 0.43
Basic, pro forma	$ 0.59	$ 0.06	$ 0.13
Diluted, as reported	$ 0.86	$ 0.45	$ 0.42
Diluted, pro forma	$ 0.56	$ 0.05	$ 0.12

Impact of recently issued accounting standards

In April 2003, the FASB issued SFAS No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133 to reflect decisions made (1) as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly, and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 does not have a material impact on the Company's financial statements.

NOTE 3: MARKETABLE SECURITIES

The following is a summary of held-to-maturity securities at December 31, 2003 and 2002:

	Amortized cost		Unrealized gains (losses)		Estimated fair value	
	2003	2002	2003	2002	2003	2002
Obligations of states and political subdivisions	$ 99,244	$ 69,006	$ (259)	$ 825	$ 98,985	$ 69,831
Corporate obligations	140,317	127,057	2,012	2,836	142,329	129,893
	$239,561	$196,063	$1,753	$3,661	$241,314	$199,724

Gross realized gain or losses for 2003 and 2002 were not significant.

The amortized cost of held-to-maturity debt securities at December 31, 2003, by contractual maturities, are shown below:

	Amortized cost	Estimated fair value
Due in one year or less	$ 42,490	$ 42,750
Due after one year to six years	197,071	198,564
	$239,561	$241,314

NOTE 4: INVENTORIES

Inventories are composed of the following:

	December 31,	
	2003	2002
Work-in-progress	$2,593	$ 955
Finished products	5,873	5,961
	$8,466	$6,916

NOTE 5: PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,	
	2003	2002
Computers and peripheral equipment	$22,896	$17,421
Office furniture and equipment	893	856
Motor vehicles	369	431
Leasehold improvements	1,792	1,626
	25,950	20,334
Less accumulated depreciation	18,842	15,644
Depreciated cost	$ 7,108	$ 4,690

NOTE 6: INVESTMENTS IN EQUITY SECURITIES OF TRADED COMPANIES

The following is a summary of investments in equity securities of traded companies as of December 31, 2003 and 2002:

	Cost		Unrealized gains		Estimated fair value	
	2003	2002	2003	2002	2003	2002
AudioCodes Ltd.(1)	$10,726	$10,726	$35,739	$757	$46,465	$11,483
Tomen Corporation(2)	281	281	392	—	673	281
Tower Semiconductors Ltd.(3)	—	267	—	—	—	267
	$11,007	$11,274	$36,131	$757	$47,138	$12,031

(1) AudioCodes, Ltd.

AudioCodes, Ltd. ("AudioCodes") is an Israeli corporation primarily engaged in the design, research, development, manufacturing and marketing of hardware and software products that enable simultaneous transmission of voice and data over networks. The Company acquired an approximate 35% ownership in AudioCodes in two separate transactions in 1993 and 1994. In July 1997, AudioCodes completed a private placement of additional equity securities without the participation of the Company and, as a result, the Company's equity ownership interest in AudioCodes was diluted from 35% to approximately 29%. The Company also had an option under certain conditions to purchase up to an additional 5% of the outstanding stock of AudioCodes.

In January 2000, the Company sold 1,200,000 shares of AudioCodes for approximately $43,800 and recorded in the first quarter of 2000, capital gain in the amount of $40,000. In May 2000 the Company sold an additional 500,000 shares of AudioCodes for $19,223 and recorded in the second quarter of 2000, an additional capital gain in the amount of $17,593. In the fourth quarter of 2000 the Company purchased in the open market 300,000 shares of AudioCodes for $4,868. This transaction created an excess of purchase price over net assets acquired (approximately $3,700 at the date of purchase), which was attributed to goodwill and was amortized until April 1, 2001.

As of December 31, 2003, the Company owned approximately 4,500,000 of AudioCodes shares, which represent approximately 12% of its outstanding ordinary shares (See Note 15).

Since April 1, 2001, the Company no longer maintains a representative on the AudioCodes' Board of Directors, and was not involved in AudioCodes' policy-making processes. Therefore, after April 1, 2001, the Company did not have significant influence over the operating and financial policies of AudioCodes and thus ceased accounting for this investment under the equity method of accounting. As of April 1, 2001, the investment in AudioCodes was reclassified and accounted for as available-for-sale marketable securities in accordance with SFAS No. 115.

The Company's equity in the net earnings of AudioCodes was $105 in the first quarter of 2001.

As of April 1, 2001, the carrying amount of the Company's investment in AudioCodes, under the equity method of accounting, amounted to $20,500. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of stockholders' equity under "accumulated other comprehensive income" in the consolidated balance sheet.

At June 30, 2002, the evaluation by the Company's management indicated that the decline in value of AudioCodes' ordinary shares was other than temporary in accordance with SAB No. 59. As a result, the Company recognized a loss in its investment in AudioCodes in the amount of $9,795, which was recorded as "impairment of available-for-sale marketable securities" in the Company's consolidated statement of income for the year 2002.

The consolidated balance sheet as of December 31, 2003 and 2002 included an unrealized gain on available-for-sale marketable securities of $22,516 and $476, net of unrealized tax expenses of $15,232 and $280 respectively, in the investment in AudioCodes. (See Note 15).

(2) Tomen Corporation:

In September 2000, the Company invested approximately $485 (50.0 million Yen) in shares of its largest distributor's parent company, Tomen Ltd. ("Tomen"), a Japanese distributor (see Note 1), as part of a long-term strategic relationship. Tomen's shares are traded on the Japanese stock exchange. The Company accounts for its investment in Tomen in accordance with SFAS No. 115 as available-for-sale marketable securities.

At December 31, 2002, the evaluation by the Company's management indicated that the decline in value of Tomen stock was other than temporary in accordance with SAB No. 59. As a result, the Company recognized a loss in its investment in Tomen in the amount of $203, which was recorded as "impairment of available-for-sale marketable securities" in the consolidated statement of income for the year 2002.

(3) Tower Semiconductor Ltd:

Tower Semiconductor Ltd. ("Tower") is an independent wafer manufacturer. In January 2002, the Company invested in Tower's common stock for a total consideration of $2,000, which was recorded at fair market value as available-for-sale marketable securities in accordance with SFAS No. 115.

In June 2002, the Company sold 250,000 shares of Tower's Common stock for $1,504, without any significant capital gain. At December 31, 2002, an evaluation by the Company's management indicated that the decline in value of Tower's common stock was other than temporary in accordance with SAB No. 59. As a result, the Company recognized a loss in its investment in Tower in the amount of $231, which was recorded as "impairment of available-for-sale marketable securities" in the consolidated statement of income for the year 2002.

In May 2003, the Company sold the remaining 82,945 shares of Tower's common stock for $508. As a result, the Company recorded capital gain in the amount of $241, in its financial statements for the year ended December 31, 2003.

NOTE 7: INTANGIBLE ASSETS, NET

The following table shows the Company's intangible assets for the periods presented:

	Year ended December 31,	
	2003	2002
Cost:		
Patents	$1,885	$—
Workforce	570	—
Total	2,455	—
Less—accumulated amortization	379	—
Amortized cost	$2,076	$—

Intangible assets represent the acquisition of certain intellectual property, together with the value of patents, acquired upon the purchase of Teleman. (See Note 1).

Amortization expenses amounted to $379 for the year ended December 31, 2003.

The following table shows the estimated amortization expenses for the periods presented:

Year ended December 31,	
2004	$ 614
2005	614
2006	614
2007	234
	$2,076

NOTE 8: GOODWILL

The results of operations presented below for the years ended December 31, 2003, 2002 and 2001, reflect the operations had the Company adopted the non-amortization provision of SFAS No. 142 effective January 1, 2000:

	Year ended December 31,		
	2003	2002	2001
Net income:			
Net income, as reported	$25,355	$15,142	$21,916
Goodwill amortization	—	—	964
Adjusted net income	$25,355	$15,142	$22,880
Basic net earnings per share:			
Net earnings per share, as reported	$ 0.91	$ 0.56	$ 0.82
Goodwill amortization	—	—	0.04
Adjusted basic net earnings per share	$ 0.91	$ 0.56	$ 0.86
Diluted net earnings per share:			
Net earnings per share, as reported	$ 0.86	$ 0.54	$ 0.79
Goodwill amortization	—	—	0.04
Adjusted diluted net earnings per share	$ 0.86	$ 0.54	$ 0.83

NOTE 9: STOCKHOLDERS' EQUITY

Preferred Stock

The Company's Board of Directors has the authority, without any further vote or action by the stockholders, to provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series with such designations, rights, preferences, and limitations as the Board of Directors may determine, including the consideration received, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights.

Common Stock

Currently, 50,000,000 shares of Common Stock are authorized. Holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the Company's stockholders. Subject to the rights of the holders of the Company's preferred stock, if any, in the event of liquidation, dissolution or winding up, holders of the Common Stock are entitled to share ratably in all of the Company's assets. The Company's Board of Directors may declare a dividend out of funds legally available therefore and, subject to the rights of the holders of the Company's preferred stock, if any, the holders of Common Stock are entitled to receive ratably any such dividends. Holders of Common stock have no preemptive rights or other subscription rights to convert their shares into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. In March 2000, the Company affected a two-for-one split of the outstanding shares of Common Stock in the form of a stock dividend.

Dividend Policy

As part of the Separation described in Note 1, the Company distributed to its stockholders shares of Ceva's common stock as a dividend in-kind amounting to $48,428.

At December 31, 2003, the Company had retained earnings of $107,799. The Company has never paid cash dividends on the Common Stock and presently intends to follow a policy of retaining any earnings for reinvestment in its business.

Share Repurchase Program

In July 2003, the Company's Board of Directors authorized a new plan to repurchase up to an additional 2,500,000 shares of Common Stock from time to time on the open market or in privately negotiated transactions, increasing the total shares authorized to be repurchased to 6,500,000 shares. Accordingly, in 2003 and 2001, the Company repurchased 746,000 and 40,000 shares, respectively, of the Common Stock at an average purchase price of $21.66 and $20.3 per share, respectively, for an aggregate purchase price of $16,157 and $811, respectively. As of December 31, 2003, the balance of the share repurchase program is 2,774,000 shares of Common Stock authorized and reserved for repurchase.

Such repurchases of Common stock are accounted for as treasury stock, and result in a reduction of stockholders' equity. When treasury shares are reissued, the Company accounts for the reissuance in accordance with Accounting Principles Board Opinion No. 6 "Status of Accounting Research Bulletins" ("APB No. 6") and charges the excess of the repurchase cost over issuance price using the weighted average method to retained earnings. In case the repurchasing cost is lower than the issuance price, the Company credits the difference to additional paid in capital.

In 2003, 2002 and 2001, the Company issued 693,000, 363,000 and 504,000 shares, respectively, of Common Stock, out of treasury stock, to employees who exercised their stock options or purchased shares from the Company's Employee Stock Purchase Plan ("ESPP").

Stock Purchase Plan and Stock Option Plans

The Company has various stock option plans under which employees, consultants, officers, and directors of the Company and its subsidiaries may be granted options to purchase Common stock. The plans authorize the administrator to grant incentive stock options at an exercise price of not less than 100% of the fair market value of the Common Stock on the date the options is granted. Moreover, it is the Company's policy to grant options at the fair market value. A summary of the various plans is as follows:

Options granted under all stock incentive plans that are cancelled or forfeited before expiration become available for future grant.

Amendment No. 132 of the Israeli Income Tax Ordinance ("the Tax Ordinance") was in effect commencing January 1, 2003. Due to the tax reform, a new tax regulation applies to stock options granted to employees on or after January 1, 2003. The new tax regulation is not applied to stock options granted before January 1, 2003.

1993 Director Stock Option Plan

Upon the closing of the Company's initial public offering, the Company adopted the 1993 Director Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan, which expires in 2014, the Company is authorized to issue nonqualified stock options to the Company's outside, non-employee directors to purchase up to 1,130,875 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. The Directors' Plan, following certain subsequent amendments approved by the Company's stockholders, provides that each person who is an outside director on the effective date of the Directors' Plan and each outside, non-employee director who subsequently becomes a member of the Board of Directors shall automatically be granted an option to purchase 60,000 shares of Common Stock (the "First Option"). Thereafter, each outside director shall automatically be granted an option to purchase 20,000 shares (a "Subsequent Option") on January 1 of each year if, on such date, he or she shall have served on the Board of Directors for at least six months. In addition, an option to purchase 20,000 shares of Common Stock (a "Committee Option") is granted on January 1 of each year to each outside director for each committee of the Board on which he or she shall have served as a chairperson for at least six months.

Options granted under the Directors' Plan generally have a term of ten years. 25% of the shares pursuant to the First Option are exercisable after the first year (one-third after the first year for options granted after May 1996) and thereafter the shares are exercisable in quarterly installments over the ensuing three years (one-third at the end of each twelve-month period for options granted after May 1996). Each Subsequent Option becomes exercisable in full on the fourth anniversary from the date of grant (one-third at the end of each twelve-month period from the date of grant for options granted after May 1996). Each Committee Option becomes exercisable (one-third at the end of each twelve-month period from the date of grant after May 1996).

1998 Non-Officer Employee Stock Option Plan

In 1998, the Company adopted the 1998 Non-Officer Employee Stock Option Plan (the "1998 Plan"). Under the 1998 Plan, employees may be granted non-qualified stock options for the purchase of Common Stock. The 1998 Plan expires in 2008 and currently provides for the purchase of up to 5,062,881 shares of Common Stock.

The exercise price of options under the 1998 Plan shall not be less than the fair market value of Common Stock for nonqualified stock options, as determined by the Board of Directors.

Options under the 1998 Plan are generally exercisable over a 48-month period beginning 12 months after issuance or as determined by the Company's Board of Directors. Options under the 1998 Plan expire up to seven years after the date of grant.

2001 Stock Incentive Plan

In 2001, the Company adopted the 2001 Stock Incentive Plan (the "2001 Plan"). Under the 2001 Plan, employees, directors and consultants may be granted incentive or non-qualified stock options and other awards for the purchase of Common Stock. The 2001 Plan expires in 2011, unless it is terminated by the Board of Directors prior to that date. 1,513,663 shares of Common Stock are currently reserved for issuance under the 2001 Plan.

The 2001 Plan authorizes the administrator to grant incentive stock options at an exercise price of not less than 100% of the fair market value of the Common Stock on the date the option is granted.

Options under the 2001 Plan are generally exercisable over a 48-month period beginning 12 months after issuance or as determined by the Board of Directors. Options under the 2001 Plan expire up to seven years after the date of grant.

2003 Israeli Share Option Plan

In 2003, the Company adopted the 2003 Israeli Share Option Plan (the "2003 Plan"), which complies with the Israeli tax reforms. Qualified options and shares are held in trust until the later of 24 months following the year in which the options were granted or the options are vested based on a vesting schedule determined by a committee appointed by the Company's Board of Directors. 1,944,992 shares of Common Stock were reserved for issuance as of December 31, 2003 under the 2003 Plan.

Options under the 2003 Plan are generally exercisable over a 48-month period beginning 12 months after issuance or as determined by the Board of Directors. Options under the 2003 Plan expire up to seven years after the date of grant.

1993 Employee Stock Purchase Plan

Upon the closing of the Company's initial public offering, the Company adopted the 1993 Employee Stock Purchase Plan (the "1993 Purchase Plan"). The Company has reserved an aggregate of 700,000 shares of Common Stock for issuance under the 1993 Purchase Plan. The 1993 Purchase Plan provides that substantially all employees may purchase stock at 85% of its fair market value on specified dates via payroll deductions. There were approximately 52,000, 49,000 and 53,000 shares issued at a weighted average exercise price of $12.40, $16.98 and $14.79, under the Purchase Plan in 2003, 2002 and 2001, respectively.

Stock Reserved For Future Issuance

Shares of Common stock available for future issuance outstanding at December 31, 2003, are as follows:

	In thousands
Employee stock purchase plan	210
Stock options	728
Undesignated preferred stock	5,000
	5,938

As of December 31, 2003, 2002 and 2001, 728,000, 2,781,000 and 1,851,000 shares, respectively, were available for future grant under the various option plans.

The following is a summary of the Company's stock options granted among the various plans:

	Year ended December 31,					
	2003		2002		2001	
	Amount of options In thousands	Weighted average exercise price $	Amount of options In thousands	Weighted average exercise price $	Amount of options In thousands	Weighted average exercise price $
Options outstanding at beginning of year	6,308	17.03	5,725	21.91	5,286	22.34
Changes during the year:						
Granted	2,482*	21.68	1,376	19.22	1,499	18.55
Exercised	(1,676)	11.19	(251)	9.42	(451)	9.07
Forfeited and cancelled	(100)*	18.77	(514)	24.44	(609)	26.87
Restructuring adjustments (1):	—	—				
Old exercise price	—	—	(6,338)	21.52	—	—
New exercise price	—	—	6,338	17.01	—	—
Additional grants	—	—	1,116	17.01	—	—
Separation of Ceva's employees' options	—	—	(1,144)	17.41	—	—
Options outstanding at end of year	7,014	20.04	6,308	17.03	5,725	21.91
Options exercisable at end of year	2,997	21.02	3,147	17.31	1,985	21.51

* Excludes 876,000 options that were cancelled and re-granted pursuant to Israeli tax reform.

A summary of activity under the options plans related to Ceva employees post the Separation date:

	Year ended December 31, 2003		Two months ended December 31, 2002	
	Number of options In thousands	Weighted average exercise price $	Number of options In thousands	Weighted average exercise price $
Options outstanding at the beginning of the period	1,056	17.96	1,144	17.41
Changes during the period:				
Exercised	(386)	12.47	(75)	9.34
Forfeited and cancelled	(13)	25.79	(13)	18.96
Options outstanding at end of year	657	21.03	1,056	17.96
Options exercisable at end of year	503	20.94	591	17.05

In connection with the Separation, all options to purchase Common Stock held by individuals who continued to work for the Company and its subsidiaries, and by individual who transferred to ParthusCeva, that were outstanding on the date of the Separation and that remained unexercised as of this date, were adjusted as follows:

For employees who continued to work for the Company—The exercise price and the number of shares subject to the Company's options were adjusted to reflect the theoretical reduction in value of Common

Stock as a result of the Separation, which was calculated based on the theoretical fair market value of the Company and ParthusCeva post the Separation.

For employees who transferred to ParthusCeva—The exercise price subject to the Company's options were adjusted to reflect the theoretical reduction in value of Common Stock as a result of the Separation, which was calculated based on the theoretical fair market value of the Company and ParthusCeva post the Separation.

The Company has accounted for this transaction under FIN No. 44. According to FIN No. 44, at the time of an equity restructuring transaction, the exercise price may be reduced and the number of shares under the award increased, to offset the decrease in the per-share price of the stock underlying the award. There was no accounting consequence for changes made to the exercise price and the number of shares of an outstanding fixed award as a result of an equity restructuring as both of the following criteria were met:

a. The aggregate intrinsic value of the award immediately after the change is not greater than the aggregate intrinsic value of the award immediately before the change.

b. The ratio of the exercise price per share to the market value per share is not reduced.

The Company granted options to purchase additional 1,116,000 shares of Common Stock to its continuing employees as part of the adjustment described above. The weighted average exercise price of all the outstanding options was reduced from $21.52 to $17.01 (21%).

The options outstanding as of December 31, 2003, have been separated into ranges of exercise price as follows:

	Options outstanding			Options exercisable		
Range of exercise price	Outstanding	Remaining contractual life	Weighted average exercise price	Exercisable	Remaining contractual life	Weighted average exercise price
	In thousands	(years)		In thousands	(years)	
$ 5.38 – $7.71	281	2.14	$ 7.42	281	2.14	$ 7.42
$8.65 – $13.00	744	5.31	$11.55	250	4.64	$11.43
$13.35 – $20.00	3,209	4.88	$16.42	1,471	4.36	$16.45
$20.06 – $26.65	2,482	5.82	$23.87	667	3.61	$25.55
$30.23 – $42.74	955	3.44	$32.87	831	3.44	$32.92
	7,671		$20.08	3,500		$21.01

NOTE 10: MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

In prior years, the Company had two reportable segments and thus, the financial statements in prior years included information regarding both reportable segments and geographic areas. After the Separation, the Company has one reporting segment and thus, the financial statements include information regarding geographic areas only.

The following is a summary of operations within geographic areas based on customer locations:

	Year ended December 31,		
	2003	2002	2001
Revenue distribution:			
United States	$ 1,302	$ 711	$ 1,285
Japan	119,355	99,795	64,346
Europe	3,063	4,819	6,108
Asia (excluding Japan)	29,155	19,833	17,691
	$152,875	$125,158	$89,430

The following is a summary of long-lived assets within geographic areas based on the assets locations:

	December 31,		
	2003	2002	2001
Long-lived assets:			
United States	$ 5,648	$ 6,724	$ 7,027
Israel	6,215	3,657	4,108
Other	3,125	113	59
	$14,988	$10,494	$11,194

The following is a summary of revenues from major customers:

	Year ended December 31,		
	2003	2002	2001
		%	
Customer A *	58%	66%	56%
Customer B *	18%	12%	
Customer C	13%	—	—

* These revenues were generated from sales through Tomen Electronics, the Company's largest distributor.

NOTE 11: COMMITMENTS AND CONTINGENCIES

Commitments

The Company and its subsidiaries lease certain equipment and facilities under noncancelable operating leases. The Company has significant leased facilities in Herzelia Pituach, Israel and in Santa Clara, California. In March 2003, the Company entered into a new lease for its Israel facilities in Herzelia Pituach. The lease agreement is effective until November 2008. The Company leases office facilities in Santa Clara, California. The lease is effective from March 2000 until March 2004. VoicePump also leases office facilities for its research and development personnel in Schaumburg, Illinois. The lease is effective until May 2004. In November 2000, DSP Japan entered into a new facility in Tokyo, Japan. This new lease is effective until October 2004. The Company's subsidiaries in Korea and Scotland have lease agreements for their facility, that terminate in 2005 and 2004, respectively. The Company has operating lease agreements for its vehicles, which terminate in 2004 to 2006.

At December 31, 2003, the Company is required to make the following minimum lease payments under non-cancelable operating leases:

Year ended December 31,	
2004	$1,613
2005	1,221
2006	955
2007	400
2008	367
	$4,556

Total rental expenses for all leases were approximately $2,172, $2,313 and $2,078 for the years ended December 31, 2003, 2002, and 2001, respectively.

Litigation

The Company is involved in certain claims arising in the normal course of business. However, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

From time to time, the Company may become involved in litigation relating to claims arising in the ordinary course of business activities. Also, as is typical in the semiconductor industry, the Company has been and may from time to time be notified of claims that it may be infringing patents or intellectual property rights owned by third parties. For example, AT&T asserted that the Company's TrueSpeech algorithm includes certain elements covered by a patent held by AT&T. AT&T sued Microsoft, one of the Company's True Speech licensees, for infringement. The Company was not named in the suit against Microsoft. The Company and its legal counsel currently believes that there are no claims or actions pending or threatened against it, the ultimate disposition of which would have a material adverse effect on the Company. During 2002, Company created a provision, which was included in the costs of revenues, in respect of this legal exposure.

NOTE 12: TAXES ON INCOME

a. The provision for income taxes is as follows:

	Year ended December 31,		
	2003	2002	2001
Domestic taxes:			
Federal taxes:			
Current	$2,259	$ 1,451	$ 905
Deferred	(82)	(3,549)	100
	2,177	(2,098)	1,005
State taxes:			
Current	33	357	142
Deferred	(10)	(141)	8
	23	216	150
Foreign taxes:			
Current	3,447	2,976	1,224
Deferred	(272)	(200)	27
	3,175	2,776	1,251
Taxes on income	$5,375	$ 894	$2,406

The tax benefits associated with the exercise of stock options reduced taxes currently payable by $685 in 2003, $324 in 2002 and $531 in 2001. Such benefits were credited to additional paid in capital.

b. Income before taxes is comprised as follows:

	Year ended December 31,		
	2003	2002	2001
Domestic	$ 5,155	$ (8,249)	$ 48
Foreign	25,575	21,815	13,919
	$30,730	$13,566	$13,967

c. All accumulated undistributed earnings of DSP Group Israel as of October 30, 2002 were capitalized and subsequent earnings were considered as indefinitely reinvested. Accordingly, no provision for U.S. federal, state and foreign income taxes has been made thereon. Upon distribution of earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to foreign countries.

d. A reconciliation between the Company's effective tax rate assuming all income is taxed at statutory tax rate applicable to the income of the Company and the U.S. statutory rate:

	Year ended December 31,		
	2003	2002	2001
Income before taxes on income	$30,730	$13,566	$13,967
Theoretical tax at U.S. statutory tax rate (35%)	$10,756	$ 4,748	$ 4,889
State taxes, net of federal benefit	16	235	331
In-process research and development and goodwill amortization	—	—	315
Foreign income taxed at rates other than U.S. rate	(5,785)	(4,859)	(3,699)
Other individually immaterial items	388	770	570
	$ 5,375	$ 894	$ 2,406

e. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2003 and 2002 are as follows:

	December 31,	
	2003	2002
Deferred tax assets (short-term):		
Tax credit carryforward	$ 43	$ —
Reserves and accruals	1,220	1,685
Other	63	—
Total deferred tax assets	$ 1,326	1,685
Deferred tax liabilities, net (long-term):		
Investment in AudioCodes	$(15,232)	(2,277)
Other	640	(94)
Total deferred tax liabilities	(14,592)	(2,371)
Total net deferred tax liabilities	$(13,266)	$ (686)

Management believes that the deferred net tax assets will be realized based on current levels of future taxable income and potentially refundable taxes. Accordingly, a valuation allowance was not provided.

f. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("Israeli Law"): DSP Group Israel's production facilities have been granted "Approved Enterprise" status under Israeli law in connection with six separate investment plans.

According to the provisions of such Israeli law, DSP Group Israel has chosen to enjoy "Alternative plan benefits," which is a waiver of grants in return for tax exemption. Accordingly, DSP Group Israel's income from an "Approved Enterprise" is tax-exempt for a period of two or four years and is subject to a reduced corporate tax rate of 10%- 25% (based on percentage of foreign ownership) for an additional period of eight or six years, respectively. The tax benefits under these investment plans are scheduled to gradually expire starting in 2005 through 2017.

DSP Group Israel's first and second plans, which were completed and commenced operations in 1994 and 1996, respectively, are tax exempt for two and four years from the first year they have taxable income, respectively, and are entitled to a reduced corporate tax rate of 10%—25% (based on percentage of foreign ownership) for an additional period of eight and six years, respectively.

The third plan, which was completed and commenced operations in 1998 is tax exempt for two years, from the first year it has taxable income and is entitled to a reduced corporate tax rate of 10%—25% (based on percentage of foreign ownership) for an additional period of eight years from the first year it has taxable income.

The fourth, fifth and sixth plans were approved in 1998, 2001 and 2003, respectively, which entitle DSP Group Israel to a corporate tax exemption for a period of two years and to a reduced corporate tax rate of 10%—25% (based on percentage of foreign ownership) for an additional period of eight years from the first year it has taxable income.

Since DSP Group Israel is operating under more than one approval its effective tax rate is the result of a weighted combination of the various applicable rate and tax exemptions and the computation is made for income derived from each program on the basis and formulas specified in the law and in the approvals.

Through December 31, 2003, DSP Group Israel has met all the conditions required under these approvals, which include an obligation to invest certain amounts in property and equipment and an obligation to finance a percentage of investments in share capital.

Should DSP Group Israel fail to meet such conditions in the future, it could be subject to corporate tax in Israel at the standard rate of 36% and could be required to refund tax benefits already received.

The period of tax benefits, as detailed above, is subject to limitations of the earlier of 12 years from commencement of production, or 14 years from receipt of approval.

The tax-exempt income attributable to an "Approved Enterprise" can be distributed to stockholders without subjecting DSP Group Israel to taxes only upon the complete liquidation of DSP Group Israel.

The Company has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred income taxes have been provided on income attributable to DSP Group Israel's "Approved Enterprise." If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefits (currently 10% for an "Approved Enterprise").

Income in DSP Group Israel from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the standard rate of corporate tax in Israel of 36%.

By virtue of such Israeli law, DSP Group Israel is entitled to claim accelerated rates of depreciation on equipment used by an "Approved Enterprise" during the first five tax years from the beginning of such use.

g. Tax benefits under Israel's Law for Encouragement of Industry (Taxation), 1969:

DSP Group Israel is an "industrial company" under the Law for the Encouragement of Industry (Taxation), 1969, and as such is entitled to certain tax benefits, mainly the amortization of costs relating to know-how and patents, over eight years, and accelerated depreciation.

h. Separation of Ceva, Ltd.:

DSP Group Israel has obtained a tax ruling for the tax-exempt treatment of the Separation pursuant to section 105A(a) to the Israeli Income Tax Ordinance ("section 105"). Under section 105 and according to the ruling, the majority of the assets that remain in DSP Group Israel cannot be sold for a two-year period and is subject to other requirements as determined by law.

As part of the Separation from Ceva Ltd, certain fractions of the approved plans were assigned to Ceva Ltd. according to the relevant turnover that derives from each activity.

Income from "Alternative plan benefits" is subject to corporate tax income upon distribution to the stockholders. Prior to the Separation, and according to the Income Tax Authority ruling, DSP Group Israel has capitalized all accrued revenues that were accrued until October 30, 2002.

See Note 1 in respect of the ruling obtained from Internal U.S. Revenue Service.

i. Amendment 132 to the Israeli Income Tax Ordinance:

In July 2002, Amendment 132 to the Israeli Income Tax Ordinance (the "Amendment") was approved by the Israeli parliament and was effective as of January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employment income.

There are no material implications of the Amendment applicable to the Company except certain modifications in the qualified taxation tracks of employee stock options. As a result, in 2003, the Company adopted an Israeli Appendix to the 1993 Plan, 1998 Plan and 2001 Plan, which complies with the Israeli tax reforms, and established the 2003 Plan.

NOTE 13: NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,		
	2003	2002	2001
Numerator:			
Income from continuing operations	$25,355	$12,672	$11,561
Income from discontinued operations of Ceva	$ —	$ 2,470	$10,355
Net income	$25,355	$15,142	$21,916
Denominator:			
Weighted average number of shares of Common Stock outstanding during the year used to compute basic net earnings per share (in thousands)	27,912	27,070	26,641
Incremental shares attributable to exercise of outstanding options (assuming proceeds would be used to purchase treasury stock) (in thousands)	1,681	971	965
Weighted average number of shares of Common Stock used to compute diluted net earnings per share (in thousands)	29,593	28,041	27,606
Basic net earnings per share	$ 0.91	$ 0.56	$ 0.82
Diluted net earnings per share	$ 0.86	$ 0.54	$ 0.79
Basic earnings per share (continuing operations)	$ 0.91	$ 0.47	$ 0.43
Diluted earnings per share (continuing operations)	$ 0.86	$ 0.45	$ 0.42
Basic earnings per share (discontinued operations)	$ —	$ 0.09	$ 0.39
Diluted earnings per share (discontinued operations)	$ —	$ 0.09	$ 0.37

NOTE 14: DISCONTINUED OPERATIONS

The Separation and Combination were completed on November 1, 2002. These transactions were accounted for in accordance with Statements of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal or Long Lived Assets ("SFAS No. 144"). For more details of the Separation and Combination, see Note 1.

As a result of the Separation and Combination, the results of operations, including revenue, operating expenses, financial income and income taxes of the DSP cores licensing business for the years ended December 31, 2002 and 2001, were reclassified in the accompanying statements of income as discontinued operations. The Company's balance sheet at December 31, 2002 reflected the assets and the liabilities of the DSP cores licensing business as assets of the discontinued operations within current assets.

As of the date of the Separation, Ceva's trade receivable remained with the Company.

The results of operations of the Ceva business, which were reported separately as discontinued operations in the statement of income for the years ended December 31, 2002 and 2001, are summarized as follows:

	Year ended December 31, 2002	Year ended December 31, 2001
Revenues	$14,122	$25,244
Cost of revenues	1,058	1,251
Gross profit	13,064	23,993
Operating expenses:		
Research and development, net	5,208	5,095
Selling and marketing	2,436	2,911
General and administrative	2,608	2,839
Total operating expenses	10,252	10,845
Operating income	2,812	13,148
Disposal of assets and liabilities	393	—
Financial income, net	78	462
Income before taxes on income	3,283	13,610
Taxes on income	813	3,255
Net income from discontinued operations	$ 2,470	$10,355
Net earnings per share for discontinued operations:		
Basic	$ 0.09	$ 0.39
Diluted	$ 0.09	$ 0.37

NOTE 15: SUBSEQUENT EVENT

During January 2004, the Company sold 2,000,000 shares of AudioCodes Ltd. (see Note 6) ordinary shares for an average price of $12.80 per share. The gross proceeds were approximately $25,650, resulting in a one-time capital gain of approximately $13,000.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Item 9A. CONTROLS AND PROCEDURES.

Within the 90 days prior to the filing of this annual report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in this annual report.

There have been no significant changes in our internal controls or in other factors which could significantly affect internal controls subsequent to our most recent evaluation of our internal controls.

PART III

Certain information required by Part III of this Annual Report is omitted and will be incorporated by reference herein from our definitive proxy statement pursuant to Regulation 14A in connection with the Annual Meeting of Stockholders to be held on May 4, 2004. The definitive proxy statement will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this report.

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Information relating to our directors and executive officers will be presented under the captions "Proposal No. 1—Election of Directors" and "Executive Offices and Directors" in our definitive proxy statement. Such information is incorporated herein by reference.

Item 11. EXECUTIVE COMPENSATION.

Information relating to executive compensation will be presented under the caption "Executive Compensation and Other Information" in our definitive proxy statement. Such information is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Information relating to the security ownership of our common stock by our management and other beneficial owners will be presented under the caption "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement. Such information is incorporated herein by reference.

Information relating to our equity compensation plans will be presented under the caption "Equity Compensation Plan Information" in our definitive proxy statement. Such information is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Information relating to certain relationships of our directors and executive officers and related transactions will be presented under the caption "Certain Relationships and Related Transactions" in our definitive proxy statement. Such information is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information relating to principal accountant fees and services will be presented under the caption "Principal Accountant Fees and Services" in our definitive proxy statement. Such information is incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) The following documents have been filed as a part of this Annual Report on Form 10-K.

1. Index to Financial Statements.

Description:

Report of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors

Consolidated Balance Sheets as of December 31, 2003 and 2002

Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

Notes to Consolidated Financial Statements

2. Index to Financial Statement Schedules.

The following financial statement schedules and related auditor's report are filed as part of this Annual Report on Form 10-K:

Description

Valuation and Qualifying Accounts	Schedule II
Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global	Exhibit 23.1

All other schedules are omitted because they are not applicable or the required information is included in the attached consolidated financial statements or the related notes for the year ended December 31, 2003.

3. List of Exhibits:

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1B to the Registrant's Registration Statement on Form S-1, file no. 33-73482, as declared effective on February 11, 1994 and incorporated herein by reference).
3.2	Amended and Restated Bylaws, as of April 13, 2000 (filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference).
3.3	Certificate of Determination of Preference of Series A Preferred Stock of the Registrant, filed with the Secretary of State of the State of Delaware on June 6, 1997 (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on June 6, 1997 and incorporated herein by reference).
4.1	Specimen Rights Certificate (filed as Exhibit 1.1 to the Registrant's Current Report on Form 8-K filed on June 6, 1997 and incorporated herein by reference).
4.2	Amended and Restated Rights Agreement, dated as of November 9, 1998, between the Registrant and Norwest Bank Minnesota, N.A., as Rights Agent (filed as Exhibit 3.7 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

Exhibit Number	Description
4.3	Amendment No. 1, dated May 19, 1999, to the Amended and Restated Rights Agreement, dated as of November 9, 1998, between the Registrant and Norwest Bank Minnesota, N.A., as Rights Agent (filed as Exhibit 3.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, and incorporated herein by reference).
4.4	Letter dated as of March 13, 2001 amending the Amended and Restated Rights Agreement, dated as of November 9, 1998, substituting American Stock Transfer & Trust Company for Norwest Bank Minnesota, N.A. as Rights Agent (filed as Exhibit 4.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
4.5	Registration Rights Agreement, dated as of February 2, 1999, by and between the Registrant and Magnum Technology Limited (filed as Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, and incorporated herein by reference).
10.1	Amended and Restated 1991 Employee and Consultant Stock Plan (filed as Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
10.2	Reserved.
10.3	Amended and Restated 1993 Director Stock Option Plan (filed as Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
10.4	Reserved.
10.5	Reserved.
10.6	1993 Employee Stock Purchase Plan and form of subscription agreement thereunder (filed as Exhibit 10.5 to the Registrant's Registration Statement on Form S-1, file no. 33-73482, as declared effective on February 11, 1994 and incorporated herein by reference).
10.7	Technology Assignment and License Agreement, dated January 7, 1994, by and between the Registrant and DSP Telecommunications, Ltd. (filed as Exhibit 10.24 to the Registrant's Registration Statement on Form S-1, file no. 33-73482, as declared effective on February 11, 1994 and incorporated herein by reference).
10.8	ACL Technology License Agreement, dated June 24, 1994, by and between the Registrant and AudioCodes, Ltd. (filed as Exhibit 10.12 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, and incorporated herein by reference).
10.9	Investment Agreement, dated June 16, 1994, by and between the Registrant and AudioCodes Ltd. (see Exhibit 10.30 for Appendix B to Investment Agreement) (filed as Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, and incorporated herein by reference).
10.10	Form of Indemnification Agreement for directors and executive officers (filed as Exhibit 10.1 to the Registrant's Registration Statement on Form S-1, file no. 33-73482, as declared effective on February 11, 1994, and incorporated herein by reference).
10.11	Employment Agreement, dated April 22, 1996, by and between the Registrant and Eliyahu Ayalon (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and incorporated herein by reference).
10.12	Assignment and Assumption Agreement, dated October 9, 1996, by and between the Registrant and Dialogic Corporation, relating to the Registrant's facility located at 3120 Scott Boulevard in Santa Clara, California (filed as Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference).

Exhibit Number	Description
10.13	Sublease, dated October 18, 1996, as amended on December 4, 1996, by and between Dialogic Corporation and the Registrant, relating to the Registrant's facility located at 3120 Scott Boulevard in Santa Clara, California (filed as Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference).
10.14	Lease, dated November 28, 1996, by and between DSP Semiconductors Ltd. and Gav-Yam Lands Company Ltd., relating to the property located on Shenkar Street, Herzlia Pituach, Israel (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, and incorporated herein by reference).
10.15	Amendment to Employment Agreement with Eliyahu Ayalon, dated as of November 3, 1997 (filed as Exhibit 10.26 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by reference).
10.16	Reserved.
10.17	Separation and Consulting Agreement between the Registrant and Martin M. Skowron, dated May 31, 1998 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, and incorporated herein by reference).
10.18	Lease, dated September 13, 1998, between DSP Group, Ltd. and Bayside Land Corporation Ltd., relating to the property located on Shenkar Street, Herzlia Pituach, Israel (filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).
10.19	Amended and Restated 1998 Non-Officer Employee Stock Option Plan (filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
10.20	Reserved.
10.21	Stock Purchase Agreement, dated as of February 2, 1999, by and between the Registrant and Magnum Technology Limited (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, and incorporated herein by reference).
10.22	Second Amendment to Sublease, dated February 11, 1999, by and between Dialogic Corporation and the Registrant, relating to the Registrant's facility located at 3120 Scott Boulevard in Santa Clara, California (filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, and incorporated herein by reference).
10.23	Employment Agreement, dated May 1, 1999, by and between the Registrant and Moshe Zelnik (filed as Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, and incorporated herein by reference).
10.24	Employment Agreement, dated May 1, 1999, by and between the Registrant and Boaz Edan (filed as Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, and incorporated herein by reference).
10.25	Appendix Agreement, dated May 5, 1999, by and between DSP Group, Ltd. and Bayside Land Corporation Ltd., relating to the property located on Shenkar Street, Herzlia Pituach, Israel (filed as Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, and incorporated herein by reference).
10.26	Amendment to Employment Agreement with Eliyahu Ayalon, effective as of November 11, 1999 (filed as Exhibit 10.26 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, and incorporated herein by reference).
10.27	Reserved.

Exhibit Number	Description
10.28	Separation Agreement between the Registrant and Igal Kohavi, dated January 24, 2000 (filed as Exhibit 10.28 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, and incorporated herein by reference).
10.29	Non-Exclusive Distribution Agreement between the Registrant and Tomen Electronics Corporation as amended on October 12, 2000 (filed as Exhibit 10.28 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
10.30	Investors' Rights Agreement between the Registrant and certain Investors listed on Schedule thereto, dated as of March 27, 2000 (filed as Exhibit 4.2 on Form S-3, file no. 333-58060, filed with the SEC on March 30, 2001, and incorporated herein by reference).
10.31	Amended and Restated 2001 Stock Incentive Plan and form of option agreement thereunder (filed as Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
10.32	2003 Israeli Share Option Plan and form of option agreement thereunder (filed as Exhibit 10.32 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
10.33	Agreement, dated March 5, 2003, between DSP Group, Ltd. and The Gav-Yam Real Estate Company Ltd., relating to the property located on Shenkar Street, Herzliya Pituach, Israel (filed as Exhibit 10.33 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and incorporated herein by reference).
10.34	Combination Agreement, by and among DSP Group, Inc., Parthus Technologies plc and Ceva, Inc., dated as of April 4, 2002 (incorporated by reference to Exhibit 2.1 to Ceva, Inc.'s Registration Statement on Form 10 (File No. 000-49842), filed with the Commission on June 3, 2002).
10.35	Amendment No. 1 to Combination Agreement, by and among DSP Group, Inc., Parthus Technologies plc and Ceva, Inc., dated as of August 29, 2002 (incorporated by reference to Exhibit 2.2 to Ceva, Inc.'s registration statement on Form S-1 (File No. 333-97353), filed with the Commission on July 30, 2002).
10.36	Separation Agreement by and among DSP Group, Inc., DSP Group, Ltd., Ceva, Inc., DSP Ceva, Inc. and Corage, Ltd., dated as of November 1, 2002 (filed as Exhibit 10.3 to Ceva, Inc.'s Current Report on 8-K filed with the Commission on November 13, 2002, and incorporated herein by reference).
10.37	Technology Transfer Agreement between DSP Group, Inc. and Ceva, Inc., dated as of November 1, 2002 (filed as Exhibit 10.4 to Ceva, Inc.'s Current Report on 8-K filed with the Commission on November 13, 2002, and incorporated herein by reference).
10.38	Technology Transfer Agreement between DSP Group, Ltd. and Corage Ltd., dated as of November 1, 2002 (filed as Exhibit 10.5 to Ceva, Inc.'s Current Report on 8-K filed with the Commission on November 13, 2002, and incorporated herein by reference).
10.39	Tax Indemnification and Allocation Agreement between DSP Group, Inc. and Ceva, Inc., dated as of November 1, 2002 (filed as Exhibit 10.6 to Ceva, Inc.'s Current Report on 8-K filed with the Commission on November 13, 2002, and incorporated herein by reference).
10.40	Transition Services Agreement between DSP Group, Ltd. and Corage, Ltd., dated as of November 1, 2002 (filed as Exhibit 10.7 to Ceva, Inc.'s Current Report on 8-K filed with the Commission on November 13, 2002, and incorporated herein by reference).
10.41	Form of Option Agreement under DSP Group, Inc.'s 2001 Stock Incentive Plan for Eliyahu Ayalon.*
10.42	Form of Option Agreement under DSP Group, Inc.'s 2001 Stock Incentive Plan for Boaz Edan.*
21.1	Subsidiaries of DSP Group.*

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Auditors.*
24.1	Power of Attorney (See page 74 of this Annual Report on Form 10-K).*
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.*
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.*
32.1	Section 1350 Certification of Chief Executive Officer.*
32.2	Section 1350 Certification of Chief Financial Officer.*

* Filed herewith.

(b) Reports on Form 8-K filed in the Fourth Quarter of 2003.

(1) The Company filed a Form 8-K on October 20, 2003 announcing, among other things, its financial results for the third quarter ended September 30, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DSP Group, Inc.

By: /s/ ELIYAHU AYALON

Eliyahu Ayalon
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

Date: March 15, 2004

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eliyahu Ayalon and Moshe Zelnik or either of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ELIYAHU AYALON **Eliyahu Ayalon**	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 15, 2004
/s/ MOSHE ZELNIK **Moshe Zelnik**	Vice President of Finance, Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)	March 15, 2004
/s/ ZVI LIMON **Zvi Limon**	Director	March 15, 2004
Yair Shamir	Director	March , 2004
/s/ YAIR SEROUSSI **Yair Seroussi**	Director	March 15, 2004
/s/ LOUIS SILVER **Louis Silver**	Director	March 15, 2004
/s/ PATRICK TANGUY **Patrick Tanguy**	Director	March 15, 2004

Schedule II

DSP GROUP, INC.

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance at Beginning of Period	Charged to (deducted from) Costs and Expenses	Balance at End of Period
Year ended December 31, 2000:			
Allowance for doubtful accounts	140	60	200
Sales returns reserve	123	—	123
Year ended December 31, 2001:			
Allowance for doubtful accounts	200	218	418
Sales returns reserve	123	—	123
Year ended December 31, 2002:			
Allowance for doubtful accounts	418	(79)	339
Sales returns reserve	123	—	123
Year ended December 31, 2002:			
Allowance for doubtful accounts	339	369	708
Sales returns reserve	123	—	123

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DSP GROUP

DSP GROUP, INC.

Notice of Annual Meeting of Stockholders
To Be Held May 4, 2004

To the Stockholders of DSP GROUP, INC.:

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of DSP Group, Inc., a Delaware corporation, will be held at the Drake Swissotel, 440 Park Avenue at 56th Street, New York City, New York, 10022, on Tuesday, May 4, 2004, at 10:00 a.m., local time, for the following purposes:

1. **Election of Directors**. To elect three Class I directors to serve until the 2007 annual meeting of stockholders or until their successors are elected and qualified;

2. **Selection of Independent Auditors**. To ratify the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2004; and

3. To transact such other business as may properly come before the annual meeting and any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part hereof.

Our board of directors has fixed the close of business on March 10, 2004 as the record date for determining the stockholders entitled to notice of and to vote at the annual meeting and any adjournment or postponement thereof.

Whether or not you expect to attend the annual meeting in person, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the annual meeting. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be returned to ensure that all of your shares will be voted. If you send in your proxy card and then decide to attend the annual meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement.

By Order of the Board of Directors,

Eliyahu Ayalon
Chairman of the Board and
Chief Executive Officer

Santa Clara, California
March 24, 2004

Mailed to Stockholders
on or about March 31, 2004

DSP GROUP, INC.
3120 Scott Boulevard
Santa Clara, California 95054

PROXY STATEMENT FOR 2004 ANNUAL MEETING OF STOCKHOLDERS

General Information

This proxy statement is furnished to the stockholders of DSP Group, Inc., a Delaware corporation, in connection with the solicitation by our board of directors of proxies in the accompanying form for use in voting at the annual meeting of stockholders to be held on Tuesday, May 4, 2004, at 10:00 a.m., local time, at the Drake Swissotel, 440 Park Avenue at 56th Street, New York City, New York, 10022, and any adjournment or postponement thereof. The shares represented by proxies received, properly marked, dated, executed and not revoked will be voted at the annual meeting.

Our Internet Web site address is *www.dspg.com.* Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through our Web site as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. We will also provide the reports in electronic or paper form free of charge upon request. All materials filed by us with the Commission also can be obtained at the Commission's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549 or through the Commission's Web site at *www.sec.gov.* You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330.

Solicitation, Record Date and Voting Procedures

The solicitation of proxies will be conducted by mail and we will bear all attendant costs. These costs will include the expense of preparing and mailing proxy materials for the annual meeting and reimbursements paid to brokerage firms and others for their expenses incurred in forwarding solicitation material regarding the annual meeting to beneficial owners of our common stock. We may conduct further solicitation personally, telephonically or by facsimile through our officers, directors and regular employees, none of whom will receive additional compensation for assisting with the solicitation.

The close of business on March 10, 2004 has been fixed as the record date for determining the holders of shares of our common stock entitled to notice of and to vote at the annual meeting. As of the close of business on the record date, we had 28,841,976 shares of common stock outstanding and entitled to vote at the annual meeting. The presence at the annual meeting of a majority of these shares of our common stock, either in person or by proxy, will constitute a quorum for the transaction of business at the annual meeting. An automated system administered by our transfer agent will tabulate votes cast by proxy and a representative of the transfer agent will act as inspector of elections to tabulate votes cast in person at the annual meeting. Each outstanding share of common stock on the record date is entitled to one vote on all matters.

Under the General Corporation Law of the State of Delaware, an abstaining vote and a broker "non-vote" are counted as present and are, therefore, included for purposes of determining whether a quorum of shares is present at the annual meeting. Abstentions are included in determining the number of shares voted on the proposals submitted to stockholders (other than the election of directors) and will have the same effect as a "no" vote on such proposals. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular matter because the nominee does not have the discretionary voting power with respect to that matter and has not received instructions from the beneficial owner. Broker "non-votes," and shares as to which proxy authority has been withheld with respect to any matter, are generally not deemed to be entitled to vote for purposes of determining whether stockholders' approval of that matter has been obtained.

With respect to our proposal 1 of this proxy statement, the director nominees will be elected by a plurality of the votes of shares of our common stock represented and voted at the annual meeting, and abstentions and broker "non-votes" will have no effect on the outcome of the election of director nominees. With respect to proposal 2 of this proxy statement, the affirmative vote of a majority of shares of our common stock represented and voted at the annual meeting is required for approval. Abstentions will have the same effect as "no" votes on proposal 2, whereas broker "non-votes" will have no effect on such proposals.

The Proxy

The persons named as proxyholders, Eliyahu Ayalon and Moshe Zelnik, were selected by our board of directors and currently serve as our executive officers.

All shares represented by each properly executed, unrevoked proxy received in time for the annual meeting will be voted in the manner specified therein. If no specification is made on the proxy as to any one or more of the proposals, the common stock represented by the proxy will be voted as to the proposal for which no specification is given as follows: FOR the election of the director nominees named in this proxy statement; FOR the ratification of the selection of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors for the 2004 fiscal year; and, with respect to any other matters that may come before the annual meeting, at the discretion of the proxyholders. We do not presently know of any other business to be conducted at the annual meeting.

Revocability of Proxy

If the shares of common stock are held in your name, you may revoke your proxy given pursuant to this solicitation at any time before the proxy card is voted by: (i) delivering to us (to the attention of Moshe Zelnik, our Secretary), at the address of our principle executive offices, a written notice of revocation or a duly executed proxy bearing a later date, or (ii) attending the annual meeting and voting in person. If your shares are held in "street name," you should follow the directions provided by your broker regarding how to revoke your proxy. Your attendance at the annual meeting after having executed and delivered a valid proxy card will not in and of itself constitute a revocation of your proxy. You will be required to give oral notice of your intention to vote in person to the inspector of elections at the annual meeting.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our bylaws authorize the number of directors to be not less than five or more than nine. The number of directors on our board of directors is currently fixed at six. The board is divided into three classes: Class I, Class II and Class III. Each director serves a three-year term. The board is currently composed of three Class I directors (Messrs. Eliyahu Ayalon, Zvi Limon and Louis Silver), whose terms will expire at this annual meeting; two Class II directors (Messrs. Yair Seroussi and Yair Shamir), whose terms will expire upon the election and qualification of directors at the annual meeting of stockholders to be held in 2005, and one Class III director (Mr. Patrick Tanguy), whose term will expire at the annual meeting of stockholders to be held in 2006. At each annual meeting of stockholders, directors will be elected for full terms of three years to succeed those directors whose terms are expiring.

At this annual meeting, the stockholders will elect three Class I directors. Messrs. Ayalon, Limon and Silver have been nominated to serve a three-year term, until the annual meeting of stockholders to be held in 2007, or until their successors are elected or appointed and qualified, or until their earlier resignation or removal. Our board has no reason to believe that any of Messrs. Ayalon, Limon and Silver will be unable or unwilling to serve as a nominee or as a director if elected.

Class I Director Nominees

Eliyahu Ayalon joined us in April 1996 as President, Chief Executive Officer and director. In January 2000, Mr. Ayalon was appointed to serve as Chairman of our board. Mr. Ayalon is also a member of the board of directors of Ceva, Inc. (f.k.a. ParthusCeva, Inc.), a developer and licensor of DSP cores and related platform-level IP to the semiconductor industry, as of November 2002, and was the Chairman until February 2004. Mr. Ayalon previously served as President and Chief Executive Officer of Mennen from May 1992 to April 1996. Mr. Ayalon is also a member of the board of directors of M Systems Flash Disk Pioneers Ltd., a developer and manufacturer of data storage products.

Zvi Limon has served as one of our directors since February 1999. Mr. Limon is currently self-employed. He served as Chairman of Limon Holdings Ltd., a consulting and investment advisory firm, from October 1993 to July 2000. The Company elected and agreed to nominate Mr. Limon to the board of directors as a representative of Magnum Technology, Ltd. under certain conditions pursuant to the terms of a stock purchase agreement, dated February 11, 1999, with Magnum, filed as an exhibit to our quarterly report on form 10-Q for the quarter ended March 31, 1999. Since November 2002, Mr. Limon is also a member of the board of directors of Ceva, Inc., and of several private companies.

Louis Silver has served as one of our directors since November 1999. Mr. Silver is currently self-employed. Since November 2002, Mr. Silver is also a member of the board of directors of Ceva, Inc. He served as an advisor and counsel to the Discount Bank & Trust Company, an international bank, from September 1996 to July 2002. From April 1992 to December 1995, Mr. Silver served as Vice President, Secretary and General Counsel of Sapiens International, a provider of enterprise-wide, mission-central business solutions.

Director Independence

Our board of directors has determined that the director nominees, Messrs. Limon and Silver, are "independent" as that term is defined in Rule 4200 of the listing standards of the National Association of Securities Dealers. Mr. Ayalon is considered an inside director because he is our Chief Executive Officer.

Required Vote

The nominees will be elected by a plurality of the votes cast. Abstentions and broker non-votes are not counted toward the nominees' total.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE DIRECTOR NOMINEES NAMED ABOVE.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information with respect to our executive officers and directors as of March 1, 2004:

Name	Age	Position
Eliyahu Ayalon	61	Chairman of the Board and Chief Executive Officer
Boaz Edan	45	Chief Operating Officer
Moshe Zelnik	49	Vice President, Finance, Chief Financial Offcer and Secretary
Zvi Limon (1)(2)	45	Director
Yair Seroussi (2)(3)	48	Director
Yair Shamir (1)(2)	58	Director
Louis Silver (1)(3)	50	Director
Patrick Tanguy (2)(3)	43	Director

(1) Member of the compensation committee
(2) Member of the audit committee
(3) Member of the nomination and corporate governance committee

Eliyahu Ayalon. See the description provided in proposal 1 of this proxy statement.

Boaz Edan joined us in May 1999 as Vice President, Operations and served as Senior Vice President, Products Division Manager until October 2002 whereby he became our Chief Operating Officer. Mr. Edan previously served as Material Director of Tower Semiconductor Ltd., a foundry manufacturer of semiconductor integrated circuits, from 1996 to May 1999.

Moshe Zelnik joined us in May 1999 as Vice President of Finance, Chief Financial Officer and Secretary. Mr. Zelnik previously served as Senior Vice President and Chief Financial Officer of Mennen from May 1994 to April 1999.

Zvi Limon. See the description provided in proposal 1 of this proxy statement.

Yair Seroussi has served as one of our directors since February 2003. Mr. Seroussi is currently the Managing Director of AMDEAL Ltd., an entity acting as the advisory director of Morgan Stanley in charge of its activities in Israel since 1993. Mr. Seroussi also serves as a director of Synel Systems, a provider of data collection and access control systems, and of several private companies.

Yair Shamir has served as one of our directors since October 1996. He has served as President and Chief Executive Officer of VCON Telecommunications, Ltd., a developer and marketer of video conferencing systems, since February 1997. From 2000 to present, Mr. Shamir has served as the Chairman of Catalyst Fund L.P., a venture capital firm. He currently serves as a director of Mercury Interactive, a provider of performance management solutions; Orckit Communications, Limited, a developer and manufacturer of local loop communications systems; and B.O.S. Better Online Solutions, Ltd., a developer of connectivity solutions.

Louis Silver. See the description provided in proposal 1 of this proxy statement.

Patrick Tanguy has served as one of our directors since November 1999. Mr. Tanguy has served as Chief Executive Officer of Technal Group, an aluminum building systems company, since October 1999. From May 1998 to September 1999, Mr. Tanguy served as a director of Hays DX France, an express transport services company. From August 1993 to April 1998, he served as the Chairman of Groupe DAFSA, a supplier of economic data and financial information about French companies.

Director Independence

Our board of directors has determined that all non-employee directors of the board, consisting of Messrs. Limon, Seroussi, Shamir, Silver and Tanguy, are "independent" as that term is defined in Rule 4200 of the listing standards of the National Association of Securities Dealers. In making this determination, our board of directors considered transactions and relationships between each director or his or her immediate family and the company and our subsidiaries, including those reported in the section below captioned, "Certain Relationships and Related Transactions." The purpose of this review was to determine whether any such relationships or transactions were material and, therefore, inconsistent with a determination that the director is independent. As a result of this review, our board affirmatively determined, based on its understanding of such transactions and relationships, that all of our non-employee directors are independent of the company and, therefore, a majority of the members of our board is independent, under the standards set forth by the Nasdaq rules.

Relationships Among Directors or Executive Officers

There are no family relationships among any of our directors or executive officers.

Meetings and Committees of the Board of Directors

During 2003, our board of directors met 7 times in meetings or telephonically and acted 2 times by unanimous written consent. No director attended fewer than 75% of the aggregate of either (i) the total number of board meetings held during the period for which he was a director, or (ii) the total number of committee meetings of the board held in 2003 on which he served. Commencing in 2004, it is the policy of our board to encourage members of the board to attend the annual stockholder's meetings. Director attendance at each annual stockholder's meeting, including the 2003 stockholder's meeting, will be posted on our web site at www.dspg.com. Also commencing in 2004, it is the policy of our board that at the conclusion of each meeting of the board that the independent directors shall meet separately with no members of management present, and that the Chairman of our nomination and corporate governance committee shall act as the chair of such meetings of the independent directors.

Compensation Committee

The compensation committee held 2 meetings in 2003. The compensation committee currently consists of Messrs. Limon, Shamir and Silver. Our board of directors has determined that all current members of the compensation committee are "independent" as that term is defined in Rule 4200 of the listing standards of the National Association of Securities Dealers. The committee's functions are to establish and apply our compensation policies with respect to our executive officers. Additional duties and powers of the compensation committee are set forth in its charter, which was adopted and approved in January 2004 and a copy of which is attached to this proxy statement as Appendix A.

Audit Committee

The audit committee held 5 meetings in 2003. The audit committee currently consists of Messrs. Limon, Seroussi, Shamir and Tanguy. The audit committee is directly responsible for the appointment, compensation, retention and oversight of our independent auditors. In addition, the audit committee is responsible for approving the audit and non-audit services performed by our independent auditors and for reviewing and evaluating our accounting principles and our system of internal accounting controls. Additional duties and powers of the audit committee are set forth in its amended and restated charter, which was adopted and approved in November 2002 and further amended in July 2003 and January 2004 and a copy of which is attached to this proxy statement as Appendix B. The audit committee has also established procedures for (a) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

After considering transactions and relationships between each member of the audit committee or his immediate family and the company and our subsidiaries and reviewing the qualifications of the members of the audit committee, our board of directors has determined that all current members of the audit committee are (1) "independent" as that term is defined in Section 10A of the Exchange Act; (2) "independent" as that term is defined in Rule 4200 of the listing standards of the National Association of Securities Dealers; and (3) financially literate and have the requisite financial sophistication as required by the Nasdaq rules applicable to issuers listed on the Nasdaq National Market. Furthermore, our board of directors has determined that Mr. Tanguy qualifies as an audit committee financial expert, as defined by the applicable rules of the Exchange Act, pursuant to the fact that, among other things, he is currently the Chief Executive Officer of Technal Group and in that capacity has acquired the relevant experience and expertise and has the attributes set forth in the applicable rules as being required for an audit committee financial expert.

Nomination and Corporate Governance Committee

The nomination and corporate governance committee did not hold any meetings in 2003 as the committee was established in January 2004. The nomination and corporate governance committee consists of Messrs. Seroussi, Silver and Tanguy. Our board of directors has determined that all current members of the nomination and corporate governance committee are "independent" as that term is defined in Rule 4200 of the listing standards of the National Association of Securities Dealers. The nomination and corporate governance committee is to assist the board in all matters relating to the establishment, implementation and monitoring of policies and processes regarding the recruitment and nomination of candidates to the board and committees of the board, and the development, evaluation and monitoring of our corporate governance processes and principles. The committee also is responsible for developing, implementing and monitoring compliance of our code of business conduct and ethics and making recommendations to the board of revisions to the code from time to time as appropriate. Additional duties and powers of the nomination and corporate governance committee are set forth in its charter, which was adopted and approved in January 2004 and a copy of which is attached to this proxy statement as Appendix C.

Charters of the compensation committee, the audit committee, and the nomination and corporate governance committee may be found on our web site at www.dspg.com.

Qualifications of Directors

Our board of directors has not established any special qualifications or any minimum criteria for director nominees. In considering candidates for the board, the nomination and corporate governance committee will consider the entirety of each candidate's credentials. However, as specified in the charter for the nomination and corporate governance committee, the nomination and corporate governance committee shall consider certain qualifications such as the nominee's personal and professional integrity, ability, judgment, broad experience in business, finance or administration, familiarity with our industry, ability to serve the long-term interests of our stockholders and sufficient time available to devote to our affairs. The nomination and corporate governance committee will also use its best efforts to seek to ensure that the composition of our board of directors at all times adheres to the independence requirements applicable to companies listed on the Nasdaq National Market, as well as other regulatory requirements applicable to us.

Director Nomination Process

We do not have a formal director nomination process.

Continuing Directors

Generally, the nomination and corporate governance committee identifies nominees by first evaluating the current members of the board willing to continue in service. Current members of the board with skills and experience that are relevant to our business and who are willing to continue in service are considered for renomination. The nomination and corporate governance committee will balance the value of continuity of service by existing members of the board with that of obtaining a new perspective.

New Directors

Generally, once a need to add a new board member is identified, the nomination and corporate governance committee will initiate a search by working with staff support, seeking input from board members and senior management and hiring a consultant or search firm, if necessary. After a slate of possible candidates is identified, members of the nomination and corporate governance committee, other members of the board and senior management have the opportunity to interview the prospective candidate(s). The remaining members of the board who do not interview the prospective candidate(s) are kept informed of the progress. The nomination and corporate governance committee ultimately recommends the best candidate(s) the committee members determine after the selection process for approval by the full board.

Compensation of Directors

Directors who are also employees do not receive any additional compensation for their services as directors. Directors who are not employees receive an annual retainer of $32,000, payable in quarterly installments of $8,000 each. The retainer contemplates attendance at four board meetings per year. Additional board meetings of a face-to-face nature are compensated at a rate of $1,000 per meeting. In addition, committee meetings of a face-to-face nature and on a telephonic basis are compensated at a rate of $1,000 per meeting. All directors are reimbursed for expenses incurred in connection with attending board and committee meetings.

Each of our outside directors is also entitled to participate in our 1993 Director Stock Option Plan. The director option plan provides for the grant of non-statutory options to our non-employee directors. The director option plan is designed to work automatically; however, to the extent administration is necessary, it will be provided by our board of directors. The director option plan provides that each eligible director is granted an option to purchase 60,000 shares of our common stock under the director option plan on the date on which he first becomes a director (the "First Option"). In addition, on the same date, each new director is granted an option to purchase 20,000 shares of our common stock under our 2001 Stock Incentive Plan. Thereafter, each outside director is granted an option to purchase 20,000 additional shares of common stock (a "Subsequent Option") under the director option plan on January 1 of each year if, on such date, he shall have served on our board of directors for at least six months. In addition, an option to purchase 20,000 shares of common stock (a "Committee Option") under the director option plan is granted on January 1 of each year to each outside director for each committee of the board on which he shall have served as a chairperson for at least six months.

On January 1, 2003, each of Messrs. Limon, Shamir, Seroussi, Silver and Tanguy was granted a Subsequent Option, at an exercise price of $15.82 per share, under the director option plan. Additionally, each of Messrs. Limon and Shamir was also granted a Committee Option for their service as Chairman of one of our board committees, at an exercise price of $15.82 per share, under the director option plan. In January 2004, Mr. Limon was granted an option to purchase 200,000 shares of common stock, at an exercise price of $27.09 per share, for his services as Chairman of our strategic planning committee. In March 2004, Mr. Limon voluntarily surrendered to the company for cancellation 100,000 shares of common stock subject to this option grant.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who own more than 10% of our common stock (collectively, "Reporting Persons") to file initial reports of ownership and changes in ownership of our common stock with the Securities and Exchange Commission. Copies of these reports are also required to be delivered to us.

We believe, based solely on our review of the copies of such reports received or written representations from certain Reporting Persons, that during the fiscal year ended December 31, 2003, all Reporting Persons complied with all applicable filing requirements, except that each of Messrs. Limon, Seroussi, Shamir, Silver and Tanguy inadvertently filed late one Form 4, Mr. Ayalon inadvertently filed late two Form 4s, and Messrs. Edan and Zelnik inadvertently filed late three Form 4s, all reflective of option transactions.

Communications with the Board

Our board of directors believes that full and open communication between stockholders and members of our board is in our best interests and the best interests of our stockholders. Stockholders can contact any director or committee of the board by writing to the Chairman of the nomination and corporate governance committee, c/o DSP Group, Inc., 3120 Scott Boulevard, Santa Clara, CA 95054. The Chairman of the nomination and corporate governance committee will determine the extent to which such stockholder communications should be disseminated to other members of the board and what response, if any, should be made to such communications. Comments or complaints relating to our accounting, internal accounting controls or auditing matters may be referred directly to our audit committee by writing to the Chairman of the audit committee, c/o DSP Group, Inc., 3120 Scott Boulevard, Santa Clara, CA 95054. In view of recently adopted disclosure requirements by the Securities and Exchange Commission related to stockholder communications, the nomination and corporate governance committee may consider development of more specific procedures. Until any other procedures are developed and posted on our web site, any stockholder communication should be directed to the attention of the persons and address noted above.

Stockholder Proposals

The nominating and corporate governance committee will consider stockholder proposals properly submitted to us, including recommendations of qualified director nominee(s), in accordance with the procedures set forth below. In order to have a proposal considered by the nominating and corporate governance committee for the 2005 annual meeting, a stockholder must submit its proposal and other relevant information in writing to the attention of our Secretary at our principle executive offices no later than December 1, 2004. The stockholder must submit the following relevant information: (1) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (2) the name and address, as they appear on our books, of the stockholder proposing such business; (3) the class and number of shares of our common stock which are beneficially owned by the stockholder; (4) any material interest of the stockholder in such business; and (5) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act, in the stockholder's capacity as a proponent to the proposal.

With respect to recommendations of director nominee(s), the stockholder must submit the following relevant information in writing to the attention of our secretary at its principle executive offices no later than December 1, 2004: (1) the name, age, business and residence address of the prospective candidate; (2) a brief biographical description of the prospective candidate, including employment history for the past five years, and a statement of the qualifications of the prospective candidate; (3) the class and number of shares of our common stock, if any, which are beneficially owned by the prospective candidate; (4) a description of all arrangements or understandings between the stockholder and the prospective candidate pursuant to which the nomination is to be made by the stockholder if the stockholder and the prospective candidate are different individuals; (5) the candidate's signed consent to serve as a director if elected and to be named in the proxy statement; and (6) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act. Once the nomination and corporate governance committee receives the stockholder recommendation, it may deliver to the prospective candidate a questionnaire that requests additional information about the candidate's independence, qualifications and other matters that would assist the nomination and corporate governance committee in evaluating the candidate, as well as certain information that must be disclosed about the candidate in our proxy statement or other regulatory filings, if nominated.

The nomination and corporate governance committee will not evaluate candidates differently based on who has made the proposal. The committee will consider candidates for the board from any reasonable source, including stockholder recommendations. The committee has the authority under its charter to hire and pay a fee to consultants or search firms to assist in the process of identifying and evaluating candidates. No such consultants or search firms were used for the slate of director nominees at this annual meeting since all directors nominated are for re-election, and, accordingly, no fees have been paid to consultants or search firms in the past fiscal year.

Greater detail about the submission process for stockholder proposals are set forth in our bylaws, a copy of which may be obtained by making a written request to our Secretary at the address of our principal executive offices.

We have not received a director nominee recommendation from any stockholder (or group of stockholders) that beneficially owns more than five percent of our common stock.

Code of Business Conduct and Ethics

Our board of directors adopted a code of business conduct and ethics in July 2003 and further amended it in January 2004. This code applies to all of our employees and is posted on our web site at www.dspg.com. The code satisfies the requirements under the Sarbanes-Oxley Act of 2002, as well as Nasdaq rules applicable to issuers listed on the Nasdaq National Market. The code, among other things, addresses issues relating to conflicts of interests, including internal reporting of violations and disclosures, and compliance with applicable laws, rules and regulations. The purpose of the code is to deter wrongdoing and to promote, among other things, honest and ethical conduct and to ensure to the greatest possible extent that our business is conducted in a legal and ethical manner. Any waivers to the code with respect to our executive officers and directors may be granted only by the audit committee. Any waivers to the code with respect to the remainder of the employees may be granted by the corporate compliance officer, which is currently our Chief Financial Officer. Any waivers to the code and any amendments to the code applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller or persons performing similar functions, will be posted on our web site. Our audit committee has also established procedures for (a) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of March 1, 2004, by (i) each stockholder known to us to own beneficially more than 5% of our common stock; (ii) each of our directors; (iii) our Chief Executive Officer and each of our two other most highly compensated executive officers whose total salary and bonus exceeded $100,000 during the year ended December 31, 2003 (collectively, the "Named Executive Officers"); and (iv) all of our directors and executive officers as a group.

Name of Beneficial Owner (1)	Shares Beneficially Owned (2)	Approximate Percent Beneficially Owned (3)
Citigroup Inc. 300 Park Avenue New York, NY 10043 (4)	1,628,731	5.65%
Systematic Financial Management, L.P. c/o Glenpointe east, 7th floor 300 Frank W. Burr Boulevard Teaneck, New Jersey 07666 (5)	1,485,568	5.15%
Eliyahu Ayalon (6)	744,982	2.58%
Boaz Edan (7)	262,656	*
Moshe Zelnik (8)	107,486	*
Zvi Limon (9)	36,185	*
Yair Seroussi (10)	15,985	*
Yair Shamir (11)	44,622	*
Louis Silver (12)	87,776	*
Patrick Tanguy (13)	75,025	*
All directors and executive officers as a group (8 persons) (14)	1,374,717	4.77%

* Less than 1%

(1) Except as otherwise indicated, the address of each of the executive officers and directors is c/o DSP Group, Inc., 3120 Scott Boulevard, Santa Clara, California 95054.

(2) To our knowledge, except as set forth in the footnotes to this table, and subject to applicable community property laws, each person named in this table has sole voting and investment power with respect to the shares set forth opposite such person's name.

(3) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. Shares of our common stock, subject to options currently exercisable or that will become exercisable within 60 days of March 1, 2004 are deemed outstanding for computing the percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person. Percentages are based on 28,822,993 shares of our common stock outstanding as of March 1, 2004.

(4) Citigroup Inc. ("Citigroup") filed a Schedule 13G, dated February 17, 2004, with the Securities and Exchange Commission, as a reporting group, which included Citigroup Global Markets Holdings Inc. ("CCM Holdings") Smith Barney Fund Management LLC ("SB Fund"). Citigroup reported beneficial ownership of 1,628,731 shares which included shares held by CCM Holdings and SB Fund. Citigroup did not break out the number of shares held by either CCM Holdings or SB Fund.

(5) Systematic Financial Management, L.P. filed a Schedule 13G, dated February 12, 2004, with the Securities and Exchange Commission on behalf of itself. Systematic Financial Management reported beneficial ownership of 1,485,568 shares.

(6) Includes 738,000 shares of our common stock subject to options that are currently exercisable or will become exercisable within 60 days of March 1, 2004.

(7) Includes 261,912 shares of our common stock subject to options that are currently exercisable or will become exercisable within 60 days of March 1, 2004.

(8) Represents 107,486 shares of our common stock subject to options that are currently exercisable or will become exercisable within 60 days of March 1, 2004.

(9) Represents 36,185 shares of our common stock subject to options that are currently exercisable or will become exercisable within 60 days of March 1, 2004.

(10) Represents 15,985 shares of our common stock subject to options that are currently exercisable or will become exercisable within 60 days of March 1, 2004.

(11) Represents 44,622 shares of our common stock subject to options that are currently exercisable or will become exercisable within 60 days of March 1, 2004.

(12) Includes 8,000 shares of our common stock held by the Adrienne Silver Trust of which Mr. Silver disclaims beneficial ownership and 79,776 shares of our common stock subject to options that are currently exercisable or will become exercisable within 60 days of March 1, 2004.

(13) Represents 75,025 shares of our common stock subject to options that are currently exercisable or will become exercisable within 60 days of March 1, 2004.

(14) See footnotes (6) through (13). Includes 1,358,991 shares of our common stock subject to options that are currently exercisable or will become exercisable within 60 days of March 1, 2004.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation Table

The following table sets forth all compensation earned by each of the Named Executive Officer for the years ended December 31, 2003, 2002 and 2001. There were no other executive officers whose total salary and bonus exceeded $100,000 during the year ended December 31, 2003.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Year	Salary (1)	Bonus (2)	Securities Underlying Options
Eliyahu Ayalon (3)	2003	$607,000	$700,000	500,000(4)(5)
Chairman of the Board and Chief	2002	341,653	950,000	250,000
Executive Officer	2001	319,203	350,000	150,000
Boaz Edan	2003	$274,000	$200,000	300,000(4)(5)
Chief Operating Officer	2002	195,391	200,000	126,515
	2001	164,277	100,000	80,000
Moshe Zelnik	2003	$176,000	$104,000	70,000(4)
Vice President, Finance	2002	155,258	104,000	88,560
Chief Financial Officer and Secretary	2001	162,492	80,000	40,000

(1) The salaries of officers located in Israel include social benefit payments and car allowances. Social benefits in Israel include the national insurance payments made by us for income derived from exercise of options and bonus payments.

(2) Our executive officers are eligible for annual cash bonuses. Such bonuses are generally based upon achievement of corporate performance objectives determined by the compensation committee. Bonuses are awarded by the compensation committee based upon individual, as well as corporate performance. We pay bonuses in the year following the year the bonuses were earned.

(3) $157,592 of the salary and $199,185 of the bonus, and $191,522 of the salary and $210,000 of the bonus for the fiscal years 2002 and 2001, respectively, paid by us were related to amounts allocated to services provided by Mr. Ayalon to Ceva, Inc., a predecessor of Ceva, Inc. (f.k.a. ParthusCeva, Inc.) prior to the separation of Ceva, Inc. from us and its subsequent combination with Ceva, Inc. (f.k.a. ParthusCeva, Inc.). The compensation information above relating to Mr. Ayalon does not include compensation he receives for his services as Chairman of the board of directors of Ceva, Inc. (f.k.a. ParthusCeva, Inc.) after the separation.

(4) The Company's past practice was to grant options to its officers at the beginning of each year. Due to Israeli tax optimization considerations, options to purchase 250,000, 150,000 and 20,000 shares of common stock were granted to Messrs. Ayalon, Edan and Zelnik, respectively, in December 4, 2003 rather than January 2004.

(5) In March 2004, Messrs. Ayalon and Edan voluntarily surrendered to the Company for cancellation an option to purchase 125,000 and 75,000 shares of common stock, respectively, granted to them in December 2003.

Option Grants

The following table sets forth certain information with respect to stock options granted during 2003 to each of the Named Executive Officers. In accordance with the rules of the Securities and Exchange Commission, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are based on certain assumed rates of appreciation and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

Option Grants in 2003

Individual Grants

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2003 (5)	Exercise Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
					5%	10%
Eliyahu Ayalon	250,000(1)(8)	10.07%	$16.79	01/22/2010	$4,579,289	$7,957,623
Eliyahu Ayalon	250,000(1)(3)(4)(8)	10.07%	$24.16	12/04/2010	$2,736,789	$6,115,123
Boaz Edan	150,000(2)(5)	6.04%	$16.79	01/22/2010	$2,747,573	$4,774,574
Boaz Edan	150,000(3)(4)(5)(8)	6.04%	$24.16	12/04/2010	$1,642,073	$3,669,074
Moshe Zelnik	50,000(2)(6)	2.01%	$16.79	01/22/2010	$ 915,858	$1,591,525
Moshe Zelnik	20,000(3)(6)(8)	0.81%	$24.16	12/04/2010	$ 218,943	$ 489,210

(1) 25% of the shares of common stock subject to the option grant vest on the date of the grant and 25% each year thereafter. In November 1997, it was agreed that upon our change of control or if Mr. Ayalon's employment agreement is terminated by Mr. Ayalon for good reason or by us without cause, then all options held by Mr. Ayalon would accelerate and immediately vest and be exercisable for two years. In the event of death or permanent disability of Mr. Ayalon, all options would accelerate and immediately vest. In April 2000 it was agreed that if Mr. Ayalon terminated his employment agreement voluntarily at any time, provided that he gives a 12-months advance written notice, all options held by Mr. Ayalon would be fully vested six months after the date of the notice, and all vested options held by Mr. Ayalon upon the date of his cessation of employment with us for any reason would be exercisable for a period of two years.

(2) These options were granted under our 2003 Israeli Share Option Plan.

(3) The Company's past practice was to grant options to its officers at the beginning of each year. Due to Israeli tax optimization considerations, options to purchase 250,000, 150,000 and 20,000 shares of common stock were granted to Messrs. Ayalon, Edan and Zelnik, respectively, in December 4, 2003 rather than January 2004.

(4) In March 2004, Messrs. Ayalon and Edan voluntarily surrendered to the Company for cancellation an option to purchase 125,000 and 75,000 shares of common stock, respectively, granted to them in December 2003.

(5) 25% of the shares of common stock subject to the option grant vest on the one-year anniversary of the date of the grant and 6.25% each quarter thereafter. In July 2003, all of Mr. Edan's outstanding option agreements were amended to provide that in the event of his termination by us without cause, all of his options would vest upon termination and could be exercised for a period of two years following termination. Also, in the event Mr. Edan's employment was terminated because of his death or permanent disability, all of his options would accelerate and immediately vest.

(6) 25% of the shares of common stock subject to the option grant vest on the one-year anniversary of the date of the grant and 6.25% each quarter thereafter.

(7) Calculated based on the grant of employee options to purchase a total of 2,482,000 shares of our common stock during 2003. Options granted to employees, including the Named Executive Officers, in 2003 did

not include replacement options issued to Israeli residents to meet the requirements of changes in Israeli tax law in exchange for options for the same numbers of shares at the same prices granted prior to 2003.

(8) These options were granted under our 2001 Stock Incentive Plan.

Option Exercises and Option Values

The following table sets forth information concerning option exercises during 2003 and the aggregate value of unexercised options at December 31, 2003 held by each of the Named Executive Officers.

Aggregated Option Exercises in 2003 and Option Values at December 31, 2003

Name	Aggregate Option Exercises in 2003		Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003 (1)	
	Shares Acquired on Exercise	Value Realized (2)	Exercisable	Unexercisable	Exercisable	Unexercisable
Eliyahu Ayalon	477,500	$7,523,752	625,000(3)	537,500(3)	$2,585,213(3)	$2,974,916(3)
Boaz Edan	111,497	$1,423,934	214,277(3)	433,633(3)	$1,213,243(3)	$2,403,584(3)
Moshe Zelnik	81,724	$ 843,503	106,742	156,192	$ 368,617	$1,079,810

(1) Calculated on the basis of the closing price of our common stock as reported on the Nasdaq National Market on December 31, 2003 of $24.95 per share, minus the exercise price.

(2) Calculated on the basis of the broker's reported sale price of our common stock subject to the option, minus the exercise price.

(3) In March 2004, Messrs. Ayalon and Edan voluntarily surrendered to the Company for cancellation an option to purchase 125,000 and 75,000 shares of common stock, respectively, granted to them in December 2003. The number and value of unexercised options at December 31, 2003 for Messrs. Ayalon and Edan, *excluding the options surrendered in 2004, would have been as follows:*

Name	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Eliyahu Ayalon	593,750	443,750	$2,560,526	$2,900,849
Boaz Edan	214,277	358,633	$1,213,243	$2,344,334

Employment Agreements

The following Named Executive Officers have written employment agreements with us: Messrs. Ayalon, Edan and Zelnik.

In April 1996, Mr. Ayalon entered into an employment agreement with DSP Group, Ltd., our wholly-owned subsidiary in Israel ("DSP Israel"), pursuant to which Mr. Ayalon was to serve as our President and Chief Executive Officer. The term of the agreement is indefinite. The agreement originally provided for a fixed monthly salary of NIS 47,000 (approximately U.S. $11,217), which has been adjusted from time to time by the board and currently provides for an annual base salary of U.S. $350,000. Mr. Ayalon is also entitled to an annual bonus, the amount of which is determined in the sole discretion of the board. The agreement may be terminated by us or Mr. Ayalon, without cause (as defined in the agreement), upon a six-month advance written notice. Mr. Ayalon's employment agreement was amended in November 1997 to provide for the following: (i) Mr. Ayalon's base compensation shall be fixed at the commencement of each year, but shall not be subject to reduction during the term of the agreement, (ii) if Mr. Ayalon terminates the agreement without good reason or if we terminate the agreement for cause, then no further payments shall be made to Mr. Ayalon pursuant to the agreement and he shall be subject to a one-year prohibition against competition in addition to the customary prohibitions against disclosure of trade secrets, (iii) upon our change of control or if the agreement is terminated by Mr. Ayalon for good reason or by us without cause, then all rights of Mr. Ayalon under the agreement would continue for two years and all options held by Mr. Ayalon shall accelerate and immediately vest and be exercisable in whole or in part at any time during the remaining two-year term of the agreement, and (iv) in the event of death or permanent disability of Mr. Ayalon, all options shall accelerate and immediately vest. The board further amended Mr. Ayalon's agreement in April 2000 to provide that if Mr. Ayalon terminates the agreement voluntarily at any time, provided that he gives a 12-months advance written notice, all options held by Mr. Ayalon shall be fully vested six months after the date of the notice. Additionally, these amendments provided that all vested options held by Mr. Ayalon upon the date of his cessation of employment with us for any reason shall be exercisable for a period of two years.

In May 1999, Mr. Edan entered into an employment agreement with DSP Israel, pursuant to which Mr. Edan is to serve as our Vice President of Operations. As of October 2002, Mr. Edan became our Chief Operating Officer and his annual salary was increased to U.S. $160,000, subject to adjustment from time to time. The term of the agreement is indefinite. Mr. Edan also is entitled to an annual bonus, the amount of which is determined in our sole discretion. The agreement may be terminated by us or Mr. Edan upon a 90-day advance written notice. However, we have the right to terminate Mr. Edan's employment without prior notice. In such a case, Mr. Edan shall be paid the amount due to him under the prior notice period at the rate of his then current salary for such period. In July 2003, we agreed to amend all of Mr. Edan's outstanding option agreements to provide that in the event of his termination by us without cause, all of his options would vest upon termination and could be exercised for a period of two years following termination. Also, in the event Mr. Edan's employment was terminated because of his death or permanent disability, all of his options would accelerate and immediately vest.

In May 1999, Mr. Zelnik entered into an employment agreement with DSP Israel, pursuant to which Mr. Zelnik is to serve as our Vice President, Finance and Chief Financial Officer. The term of the agreement is indefinite. The agreement currently provides for a fixed monthly salary of NIS 42,000 (approximately U.S. $8,900), subject to adjustment from time to time. Mr. Zelnik also is entitled to an annual bonus, the amount of which is determined in our sole discretion. The agreement may be terminated by us or Mr. Zelnik upon a 90-days advance written notice. However, we have the right to terminate Mr. Zelnik's employment without prior notice. In such a case, Mr. Zelnik shall be paid the amount due to him under the prior notice period at the rate of his then current salary for such period.

Compensation Committee Interlocks and Insider Participation

Our compensation committee during 2003 consisted of Messrs. Limon, Shamir and Silver; Mr. Shamir served as its Chairman. No member of this committee is a present or former officer or employee of the company or any of our subsidiaries. Mr. Silver is a member of the compensation committee of the board of directors of Ceva, Inc. (f.k.a. ParthusCeva, Inc.), and Mr. Ayalon, our Chief Executive Officer and Chairman of the board of directors, is the Chairman of the board of directors of Ceva, Inc. (f.k.a. ParthusCeva, Inc.) Other than as noted with respect to Mr. Ayalon, none of our executive officers served on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our board or compensation committee.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2003.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,468,115	$21.39	303,159(1)
Equity compensation plans not approved by security holders (2)	5,202,637	$19.45	635,042
Total	7,670,752	$20.08	938,201(1)

(1) The amount includes 210,000 shares of common stock available for future issuance under our 1993 Employee Stock Purchase Plan.

(2) Neither the 1998 Non-Officer Employee Stock Option Plan nor the 2003 Israeli Share Option Plan was previously approved by our stockholders. The total number of shares of common stock available for the grant of options under the 2003 plan is increased on the first day of each calendar year beginning in 2004 by a number of shares equal to three percent of the number of shares of our common stock outstanding as of such date or a lesser number as determined by the administrator of the plan.

The following are descriptions of the material features of the Company's equity compensation plans that have not been approved by the Company's stockholders:

1998 Non-Officer Employee Stock Option Plan

The Company's board of directors adopted the Non-Officer Employee Stock Option Plan (the "Non-Officer Option Plan") in November 1998. A maximum of 5,062,881 shares of common stock (post adjustment in connection with the separation of the DSP cores licensing business) is currently available for issuance under the Non-Officer Option Plan. The board of directors, or a committee designated by the board of directors, administers the Non-Officer Option Plan. The administrator has the sole discretion to interpret any provision of the Non-Officer Option Plan, and to determine the terms and conditions of awards of non-qualified stock options under the Non-Officer Option Plan. Options currently may be granted to employees of the Company and any parent or subsidiary of the Company. Officers may not be granted options under the Non-Officer Option Plan. The material features of the Non-Officer Option Plan are summarized below.

Term. The term of each option shall be stated in the applicable option agreement.

Exercise Price. The exercise price per share of common stock for an option shall be such price as is determined by the administrator.

Vesting. Each option shall vest in accordance with a schedule as determined by the administrator.

Early Exercise. An option may include a provision whereby the participant may elect to exercise any part or all of the option prior to vesting of the option. Any unvested shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or any other restriction the administrator determines to be appropriate.

Transferability. Options are transferable to the extent provided in the applicable option agreement.

Termination of Employment. A participant may not exercise an option after the termination of the participant's employment, director or consulting relationship with the Company or any parent or subsidiary of the Company, except to the extent specified in the applicable option agreement. Where the option agreement permits the exercise of the option following termination of the participant's employment or other service relationship with the Company or any parent or subsidiary of the Company, the option shall terminate to the extent not exercised on the last day of the specified period or the last day of the term of the option, which ever occurs first.

Acquisition of the Company. If the Company is acquired whether by sale, transfer of assets, merger or similar transaction, the administrator shall have the authority to provide for the full automatic vesting and exercisability of one or more outstanding unvested options under the Non-Officer Option Plan on such terms and conditions as the administrator may specify.

Amendment and Termination of the Plan. The Non-Officer Option Plan will continue until it is terminated by the board of directors. The board may amend the Non-Officer Option Plan at any time or from time to time or may suspend or terminate it, without approval of the stockholders, except as required by law. However, no action by the board of directors or stockholders may alter or impair any option previously granted under the Non-Officer Option Plan. No option may be granted during any suspension of or after termination of the Non-Officer Option Plan.

2003 Israeli Share Option Plan

The board of directors adopted the 2003 Israeli Share Option Plan (the "Israeli Option Plan") in November 2002. In March 2003, the board adopted and approved an amendment and restatement of the Israeli Option Plan to comply with changes in Israeli tax law. The number of shares of common stock available for issuance under the Israeli Option Plan is currently 2,803,416 shares plus an annual increase to be added on the first business day of each calendar year equal to three percent of the number of shares of common stock of the Company issued and outstanding as of such date or a lesser number of shares as determined by the board of directors. The board of directors, or a committee designated by the board of directors, administers the Israeli Option Plan. The administrator has the sole discretion to interpret any provision of the Israeli Option Plan and to determine the terms and conditions of the options issued under the Israeli Option Plan. Options currently may be granted to employees and other service providers of the Company and any parent or subsidiary of the Company. The material features of the Israeli Option Plan are summarized below.

Term. The term of each option shall be stated in the applicable option agreement.

Exercise Price. The exercise price per share of common stock for an option shall be determined by the administrator and set forth in the applicable option agreement.

Vesting. Each option shall vest in accordance with a schedule as determined by the administrator.

Transferability. Options are non-transferable except as provided in the option agreement. During the lifetime of the participant, the option may be exercised only by the participant.

Termination of Employment. In the event a participant's employment relationship with the Company or any parent or subsidiary of the Company is terminated other than for cause or as a result of death or disability, the vested portion of the option shall be exercisable for 90 days after the date of termination. In the event a participant's employment relationship with the Company or any parent or subsidiary of the Company is terminated as a result of death or disability, the vested portion of the option shall be exercisable for 12 months after the date of termination. In the event a participant's employment relationship with the Company or any parent or subsidiary of the Company is terminated for cause, the option shall immediately terminate and cease to be exercisable. In no event shall an option be exercisable after the expiration date of the option.

Acquisition of the Company. The terms of an option agreement may provide for the full automatic vesting and exercisability of the option in the event the Company is acquired by sale, transfer of assets, merger or similar transaction.

Amendment and Termination of the Israeli Option Plan. The Israeli Option Plan will terminate in November 2012. The board of directors may amend the Israeli Option Plan at any time or from time to time or may suspend or terminate it, without approval of the stockholders, except as required by law. However, no action by the board of directors or stockholders may alter or impair any option previously granted under the Israeli Option Plan.

Compensation Committee Report on Executive Compensation

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933 or the Exchange Act of 1934 that might incorporate future filings, including this proxy statement, with the Securities and Exchange Commission, in whole or in part, the following report and the stock performance graph that follows shall not be deemed to be incorporated by reference into any such filings, nor shall the following report be deemed to be incorporated by reference into any future filings under the Securities Act or the Exchange Act.

The compensation committee of the Company's board of directors, which is comprised solely of independent, non-employee board members, has the authority and responsibility to establish the overall compensation strategy for the Company, including salary and bonus levels, administer the Company's incentive compensation and benefit plans, 401(k) plans, and stock option and purchase plans, and review and make recommendations to the board of directors with respect to the Company's executive compensation. Messrs. Limon, Shamir and Silver were the members of the compensation committee in fiscal year 2003.

Compensation Policy. The Company's compensation policy, as established by the compensation committee, states that the executive officers' total annual cash compensation should vary with the performance of the Company and that long-term incentives awarded to such officers should be aligned with the interest of the Company's stockholders. The Company designed its executive compensation program to attract and retain executive officers who will contribute to the Company's long-term success, to reward executive officers who contribute to the Company's financial performance and to link executive officer compensation and stockholder interests through the grant of stock options under the 2001 Stock Incentive Plan (the "2001 Stock Plan").

Compensation of the Company's executive officers consists of three principal components: salary, bonus and long-term incentive compensation consisting of stock option grants.

Salary. The base salaries of the Company's executive officers are reviewed annually and are set by the compensation committee. When setting base salary levels, in a manner consistent with the compensation committee's policy outlined above, the committee considers competitive market conditions for executive compensation, the Company's performance and the performance of the individual executive officer.

Bonus. For the fiscal year ended December 31, 2003, the compensation committee evaluated the performance of, and set the bonuses payable to, the Chief Executive Officer and the other executive officers of the Company. The performance factors utilized by the compensation committee in determining whether bonuses should be awarded to the Company's executive officers included the following: (1) increased sales of the Company's products and changes in profitability of the Company during fiscal 2003; (2) the officer's overall individual performance in his position and his relative contribution to the Company's performance during the year; and (3) the desire of the board of directors to retain the executive officer in the face of considerable competition for executive talent within the industry. The board of directors or the compensation committee in the future may modify the foregoing criteria or select other performance factors with respect to bonuses paid to executive officers for any given fiscal year.

Long-term Incentive Compensation. The Company believes that stock option grants (1) align executive officer interests with stockholder interests by creating a direct link between compensation and stockholder return; (2) give executive officers a significant, long-term interest in the Company's success; and (3) help retain key executive officers in a competitive market for executive talent.

The 2001 Stock Plan authorizes the board of directors, or a committee thereof, to grant stock options to employees and consultants of the Company, including the executive officers. Stock option grants are made from time to time to executive officers whose contributions have or will have a significant impact on the Company's long-term performance. The Company's determination of whether stock option grants are appropriate is based upon individual performance measures established for each individual on an annual basis. Options are not necessarily granted to each executive officer during each year. Generally, options granted to executive officers vest as to 25% of the grant on the first anniversary of the date of grant with the remaining options vesting quarterly over the next three years and expire seven years from the date of grant. Details on stock options granted to certain executive officers in 2003 are provided in the table entitled "Option Grants in 2003" contained in this proxy statement.

Compensation of Chief Executive Officer. The board of directors considered the following factors in evaluating the performance of, and setting the bonus compensation for, Mr. Ayalon, the Company's Chairman of the board and Chief Executive Officer: (1) the changes in the net income of the Company from the prior year, (2) the Company's stock price, (3) his contribution to an enhanced research and development strategy in response to changing market trends, (4) his contribution to the hiring and retention of top management personnel, and (5) the time and effort that Mr. Ayalon individually applied in connection with the execution of his duties. The compensation committee believes that the salary, bonus and long-term incentive compensation paid to Mr. Ayalon for the fiscal year ended December 31, 2003 were appropriate based on the above criteria.

Compensation Policy Regarding Deductibility. Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly held companies for compensation exceeding $1 million paid to certain of the corporation's executive officers. The limitation applies only to compensation which is not considered to be performance-based. The 1991 Employee and Consultant Stock Plan (the "1991 Stock Plan") and the 2001 Stock Plan are structured so that any compensation deemed paid to an executive officer in connection with the exercise of option grants made under the respective plan will qualify as performance-based compensation which will not be subject to the $1 million limitation. The compensation committee is aware of the limitations imposed by Section 162(m), and the exemptions available therefrom, and will address the issue of deductibility when and if circumstances warrant, and may use such exemptions in addition to the exemption contemplated under the 1991 Stock Plan and the 2001 Stock Plan.

Submitted by the compensation committee:

Zvi Limon
Yair Shamir
Louis Silver

Stock Performance Graph

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the Standard & Poor's 500 Index and Standard & Poor's Information Technology Index. The period shown commences on December 31, 1998 and ends on December 31, 2003, the end of our last fiscal year. The graph assumes an investment of $100 on December 31, 1998, and the reinvestment of any dividends.

Comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG DSP GROUP, INC., THE S & P 500 INDEX AND THE S & P INFORMATION TECHNOLOGY INDEX


DOLLARS
500
450
400
350
300
250
200
150
100
50
0
12/98
12/99
12/00
12/2001
12/2002
12/2003
DSP GROUP, INC.
S & P 500
S & P INFORMATION TECHNOLOGY

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We initially engaged Mr. Silver, a board member, as a consultant in connection with the separation of our DSP cores licensing business for which Mr. Silver was compensated with a payment of $20,000 in March 2002. Thereafter, we engaged Mr. Silver as a consultant for various business development activities for a term from August 1, 2002 to July 31, 2003 at a rate of $6,000 per month. Mr. Silver was also granted an option to purchase 12,651 shares of our common stock under our 2001 Stock Incentive Plan at an exercise price of $12.54 per share.

We have entered into indemnification agreements with each of our directors and executive officers. Such agreements require us to indemnify such individuals to the fullest extent permitted by Delaware law.

We own more than 5% of the capital stock of AudioCodes, Ltd. From 1993 to 2000, we operated under a development and licensing agreement with AudioCodes. Under the agreement, AudioCodes performed certain research and development services for us for which we paid AudioCodes a service fee. We also paid AudioCodes royalty fees realized from the sale of our products incorporating AudioCodes' technology and fees for licensing such technology. In 2003, we paid to AudioCodes an aggregate of approximately $260,000.

All transactions between us and our officers, directors, principal stockholders and affiliates have been and will be approved by a majority of our board of directors, including a majority of our disinterested, non-employee directors on the board, and have been or will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PROPOSAL NO. 2
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has been selected by our board of directors to be our independent auditors for the fiscal year ending December 31, 2004. In the event that ratification of this selection of independent auditors is not approved by a majority of shares of common stock voting at the annual meeting in person or by proxy, management will review its future selection of independent auditors.

A representative of Ernst & Young Global is expected to be present at the Annual Meeting. The representative will have an opportunity to make a statement and will be able to respond to appropriate questions.

Required Vote

The affirmative vote of the holders of a majority of the shares of our common stock present or represented at the annual meeting is required to approve the ratification of the selection of Kost, Forer, Gabbay & Kasierer as our independent auditors for fiscal year 2004. Abstentions will have the same effect as "no" votes on this proposal, whereas broker "non-votes" will have no effect.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE SELECTION OF KOST, FORER, GABBAY AND KASIERER.

Report of the Audit Committee of The Board of Directors

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, or the Exchange Act of 1934, that might incorporate future filings, including this proxy statement, with the Securities and Exchange Commission, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filings, nor shall the following report be deemed to be incorporated by reference into any future filings under the Securities Act or the Exchange Act.

The audit committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditors. Additionally, the audit committee must approve all audit and non-audit services performed by the Company's independent auditors. Furthermore, the audit committee is responsible for reviewing and evaluating the Company's accounting principles and the Company's system of internal accounting controls. Management is responsible for the financial reporting process, including the system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. The Company's independent accountants, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, are responsible for auditing those financial statements. However, the members of the audit committee are not professionally engaged in the practice of accounting or auditing and are not experts in the fields of accounting or auditing. The audit committee rely, without independent verification, on the information provided to the committee and on the representations made by management and the independent accountants.

The audit committee hereby reports as follows:

1. The audit committee has reviewed and discussed the audited financial statements with the Company's management and Kost, Forer, Gabbay & Kasierer, the Company's independent auditors.

2. The audit committee has discussed with Kost, Forer, Gabbay & Kasierer (a) their judgments as to the quality of the Company's accounting policies, and (b) the matters required to be discussed with the committee under auditing standards generally accepted in the United States, including Statement on Auditing Standards No. 61, "Communication with Audit Committees."

3. The audit committee met with management periodically during the year to consider the adequacy of the Company's internal controls and the quality of its financial reporting and discussed these matters with the Company's independent auditors and with appropriate Company financial personnel and internal auditors.

4. The audit committee discussed with the Company's senior management, Kost, Forer, Gabbay & Kasierer and internal auditors the process used for the Company's Chief Executive Officer and Chief Financial Officer to make the certifications required by the Securities and Exchange Commission and the Sarbanes-Oxley Act of 2002 in connection with the Annual Report on Form 10-K and other periodic filings with the Commission.

5. The audit committee has received the written disclosures and the letter from Kost, Forer, Gabbay & Kasierer required by Independence Standards Board Standard No. 1 (Independence Discussions with audit committees). The audit committee considered whether the audit and non-audit services provided by Kost, Forer, Gabbay & Kasierer were compatible with maintaining its independence from the Company. Based on discussions with Kost, Forer, Gabbay & Kasierer, the audit committee determined that the audit and non-audit services provided to the Company by Kost, Forer, Gabbay & Kasierer were compatible with maintaining the independence of Kost, Forer, Gabbay & Kasierer.

6. Based on the reviews and discussions referred to in paragraphs (1) through (5) above, the audit committee recommended to the Company's board of directors, and the board approved, the audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, that was filed with the Securities and Exchange Commission on March 15, 2004.

7. The audit committee has also recommended the selection of Kost, Forer, Gabbay & Kasierer and, based on the committee's recommendation, the board of directors has selected Kost, Forer, Gabbay & Kasierer as the Company's independent auditors for the fiscal year ending December 31, 2004, subject to stockholder ratification.

Submitted by the audit committee:

Zvi Limon
Yair Seroussi
Yair Shamir
Patrick Tanguy

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Kost, Forer, Gabbay & Kasierer performed services for us in fiscal 2002 and 2003 related to financial statement audit work, quarterly reviews, Forms S-8 reviews, tax services, special projects and other ongoing consulting projects. Fees paid to Kost, Forer, Gabbay & Kasierer in fiscal 2002 and 2003 were as follows:

	2002	2003
Audit Fees (1)	$119,999	$113,000
Audit-Related Fees (2)	$442,585	$ 19,500
Tax Fees (3)	$309,171	$118,975
All Other Fees (4)	—	$ 13,755

(1) Audit fees represent fees for the audit of consolidated financial statements for the fiscal year ended December 31, 2003 and the review of financial statements included in our quarterly reports on Form 10-Q.

(2) Audit-related fees represent fees for professional services provided in connection with the audit of our annual financial statements and review of our quarterly financial statements, advice on accounting matters that arose during the provision of the audit services. Audit-related fees in 2002 also included fees for auditing services with respect to the combination of Ceva, Inc., then one of our wholly-owned subsidiaries, with Parthus Technologies plc.

(3) Tax fees represent fees for professional services provided in connection with the preparation of our federal and state tax returns and advisory services for other tax compliance matters.

(4) All other fees represent fees for professional services with respect to the acquisition of Teleman Multimedia Inc. and other services, including approved enterprise issues in Israel.

Audit and Non-Audit Services Pre-Approval Policy

Under the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by Kost, Forer, Gabbay & Kasierer, our independent auditors, must be approved in advance by the audit committee to assure that such services do not impair the auditors' independence from the company. In January 2004, the audit committee adopted an audit and non-audit services pre-approval policy which sets forth the procedures and conditions pursuant to which audit and non-audit services to be performed by the independent auditors are to be pre-approved. Pursuant to the policy, certain services or category of services described in detail in the policy may be pre-approved generally on an annual basis together with pre-approved maximum fee levels for such services. The services eligible for annual pre-approval consist of audit services, audit-related services, tax services and other services. If not pre-approved on an annual basis, proposed services must otherwise be separately approved prior to being performed by the independent auditors. The audit committee may also pre-approve particular services on a case-by-case basis. In addition, any services that receive annual pre-approval but exceed the pre-approved maximum fee level also will require separate approval by the audit committee prior to being performed. The audit committee may delegate authority to pre-approve audit and non-audit services to any member of the audit committee, but may not delegate such authority to management. Our independent auditors and Director of Finance are required to periodically report to the audit committee regarding the extent of services provided by the independent auditors in accordance with the pre-approval policy and the fees for the services performed to date.

Since the pre-approval policy was not established until January 2004, the audit committee specifically approved all audit and non-audit services prior to them being performed by the independent auditors in fiscal 2003. The audit committee pre-approved 100% of the audit fees, 85% of the audit-related fees, 95% of the tax fees and 0% of the all other fees for fiscal 2003. In total, the audit committee pre-approved 90% of the total fees for fiscal 2003. None of the fiscal 2002 fees were pre-approved by the audit committee.

STOCKHOLDER PROPOSALS

Requirements for Stockholder Proposals to Be Brought Before an Annual Meeting. To be considered for presentation to the annual meeting of our stockholders to be held in 2005, a stockholder proposal must be received by Moshe Zelnik, Secretary, DSP Group, Inc., 3120 Scott Boulevard, Santa Clara, California 95054, no later than December 1, 2004.

Requirements for Stockholder Proposals to Be Considered for Inclusion in our Proxy Materials. Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at the annual meeting of our stockholders to be held in 2005 must be received by Moshe Zelnik, Secretary, DSP Group, Inc., 3120 Scott Boulevard, Santa Clara, California 95054, no later than December 1, 2004 in order to be considered for inclusion in our proxy materials for that meeting.

Discretionary Authority. The proxies to be solicited by our board of directors for the 2005 annual meeting will confer discretionary authority on the proxyholders to vote on any stockholder proposal presented at such annual meeting if we fail to receive notice of such stockholder's proposal for the meeting by February 14, 2005.

OTHER MATTERS

Annual Report

Our annual report for the fiscal year ended December 31, 2003 has been mailed concurrently with the mailing of these proxy materials to all stockholders entitled to notice of, and to vote at, the annual meeting.

Form 10-K

Our annual report on Form 10-K for the fiscal year ended December 31, 2003 is included in the annual report for the fiscal year ended December 31, 2003, which is mailed concurrently with the mailing of these proxy materials. Upon written request to our Secretary, Moshe Zelnik, at the address of our principal executive offices, the exhibits set forth on the exhibit index of the Form 10-K may be made available at a reasonable charge.

Householding of Annual Meeting Materials

In December 2000, the Securities and Exchange Commission adopted new rules that permit us to send a single set of annual reports and proxy statements to any household at which two or more stockholders reside if we believe they are members of the same family. Each stockholder will continue to receive a separate proxy card. The householding procedure will instituted for all consenting accounts starting the 2003 proxy season. However, upon written request to our Secretary, Moshe Zelnik, at the address of our principal executive offices, you may revoke your decision to household, and we will deliver a separate copy of the annual report or proxy statement, as applicable, to you at the shared address within 30 days of your request.

A number of brokerage firms have already instituted householding. If your family has multiple accounts of our stock, you may have received householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of the proxy statement or annual report, or wish to revoke your decision to household, and thereby receive multiple reports.

Other Matters

Our board of directors knows of no other business which will be presented at the annual meeting. If any other business is properly brought before the annual meeting, it is intended that proxies in the enclosed form will be voted in respect thereof in accordance with the judgments of the proxyholders.

It is important that the proxies be returned promptly and that your shares be represented. Stockholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope.

By Order of the Board of Directors,

Eliyahu Ayalon
Chairman of the Board and
Chief Executive Officer

March 24, 2004
Santa Clara, California

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Appendix A

DSP GROUP, INC.

COMPENSATION COMMITTEE CHARTER

I. PURPOSE

The Compensation Committee (the "Committee") is appointed by the Board of Directors (the "Board") of DSP Group, Inc. (the "Company") to: (a) assist the Board in discharging its responsibilities relating to compensation of the Company's directors and executive officers; and (b) to produce an annual report on executive compensation for inclusion in the Company's proxy statement, in accordance with applicable rules and regulations. The Committee shall undertake those specific duties and responsibilities listed below and such other duties as the Board shall from time to time prescribe. All powers of the Committee are subject to the restrictions designated in the Company's Bylaws and by applicable law.

II. COMMITTEE MEMBERSHIP

Committee members shall be elected annually by the Board, based on the recommendation of the Nomination and Corporate Governance Committee, and shall serve until their successors shall be duly elected and qualified. Committee members may be removed at any time by vote of the Board.

The Committee shall consist of no fewer than three members. Each member of the Committee shall meet the independence requirements of NASDAQ, the definition of a "Non-employee Director" under Rule 16b-3 under the Securities Exchange Act of 1934, as amended, the requirements of Section 162(m) of the Internal Revenue Code for "outside directors," and any other regulatory requirements.

III. STRUCTURE AND MEETINGS

The Committee shall conduct its business in accordance with this Charter, the Company's Bylaws and any direction by the Board. The Committee chairperson shall be designated by the Board, or, if it does not do so, the Committee members shall elect a chairperson by a vote of the majority of the full Committee. In the event of a tie vote on any issue, the chairperson's vote shall decide the issue.

The Committee shall meet at least two times a year at a time and place determined by the Committee chairperson, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson. Members of the Committee may participate in a meeting of the Committee by means of conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

The Committee chairperson will preside at each meeting. The chairperson of the Committee (or other member designated by the chairperson or the Committee in the Chairperson's absence) shall regularly report to the full Board on its proceedings and any actions that the Committee takes. The Committee will maintain written minutes of its meetings, which minutes will be maintained with the books and records of the Company.

As necessary or desirable, the Chairperson of the Committee may invite any director, officer or employee of the Company, or other persons whose advice and counsel are sought by the Committee, to be present at meetings of the Committee, consistent with the maintenance of confidentiality of compensation discussions. The Chief Executive Officer (the "CEO") should not attend that portion of the meeting where the CEO's performance or compensation is discussed.

IV. COMMITTEE AUTHORITY AND RESPONSIBILITIES

The Committee shall:

a. Annually review and approve the Company's corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of such goals and objectives, and, either as a Committee or together with the other independent directors (as directed by the Board), determine and approve the CEO's compensation level based on this evaluation. In determining the long-term incentive component of the CEO's compensation, the Committee will consider the Company's performance and relative stockholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the Company's CEO in past years.

b. Annually review and make recommendations to the Board with respect to non-CEO compensation, incentive-compensation plans and equity based-plans. The Committee shall attempt to ensure that the Company's compensation program is effective in attracting and retaining key employees, reinforces business strategies and objectives for enhanced stockholder value, and is administered in a fair and equitable manner consistent with established policies and guidelines.

c. Administer the Company's incentive-compensation plans and equity based-plans (other than plans under which options may be granted only to non-employee directors of the Company) as in effect and as adopted from time to time by the Board; provided that the Board shall retain the authority to interpret such plans.

d. Approve any new equity compensation plan or any material change to an existing plan where stockholder approval has not been obtained.

e. Approve any stock option award or any other type of award as may be required for complying with any tax, securities, or other regulatory requirement, or otherwise determined to be appropriate or desirable by the Committee or Board.

f. Ensure appropriate overall corporate performance measures and goals are set and determine the extent that established goals have been achieved and any related compensation earned.

g. Annually review and approve for the Company's officers i) annual base salary levels; ii) annual incentive compensation levels; iii) long-term incentive compensation levels; iv) employment agreements, severance agreements, and change of control agreements/provisions, in each case as, when and if appropriate; and v) any supplemental or special benefits.

h. Perform such other functions and have such other powers consistent with this Charter, the Company's Bylaws and governing law as the Committee or the Board may deem appropriate.

i. Produce a Committee report on executive compensation as required to be included in the Company's annual proxy statement or annual report on Form 10-K filed with the Securities and Exchange Commission.

j. Prepare and issue the evaluation required under "Performance Evaluation" below.

V. PERFORMANCE EVALUATION

The Committee shall annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval. The Committee shall also perform an annual evaluation of its own performance, which shall compare the performance of the Committee with the requirements of this charter. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report.

VI. COMMITTEE RESOURCES

The Committee shall be empowered, without the approval of the Board or management, to engage and compensate independent legal, accounting and other advisors, as it determines necessary to carry out its duties. The Committee shall have the sole authority to retain and terminate any consultant that it uses to assist in the Committee's evaluation of director, CEO or senior executive compensation and shall have the sole authority to approve that consultant's fees and other retention terms. The Committee shall receive appropriate funding, as determined by the Committee, from the Company for payment of: (a) compensation to any advisor employed by the Committee; and (b) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee may form and delegate authority to subcommittees (which may be a subcommittee having only one member). The Committee may also delegate authority to grant options subject to specified limits to a subcommittee or to one or more individuals who need not be a member of the Board of the Company.

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DSP GROUP, INC.

CHARTER OF THE AUDIT COMMITTEE

AUTHORITY AND PURPOSE

The Audit Committee of DSP Group, Inc. (the "Corporation") is appointed by the Corporation's Board of Directors (the "Board") to oversee the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation. The Audit Committee (the "Committee") shall undertake those specific duties and responsibilities listed below and such other duties as the Board shall from time to time prescribe. All powers of the Committee are subject to the restrictions designated in the Corporation's Bylaws and applicable laws, rules and regulations.

STATEMENT OF POLICY

The Committee shall oversee the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation. In so doing, the Committee shall endeavor to maintain free and open means of communication between the directors, the independent auditors and the financial management of the Corporation. In addition, the Committee shall review the policies and procedures adopted by the Corporation to fulfill its responsibilities regarding the fair and accurate presentation of financial statements in accordance with generally accepted accounting principles and applicable rules and regulations of the Securities and Exchange Commission (the "Commission") and the National Association of Securities Dealers (the "NASD") applicable to Nasdaq listed issuers. The Committee shall discharge its responsibilities and shall access the information provided by the Corporation's management and the independent auditors, in accordance with its business judgment. In exercising its business judgment, the Committee shall be entitled to rely on the information and advice provided by the Corporation's management and/or its independent auditors.

COMMITTEE STRUCTURE AND MEMBERSHIP

The Committee shall be comprised of three or more directors, as determined by the Board. The Committee members shall be designated by the Board, in compliance with the Bylaws of the Corporation, and shall serve at the discretion of the Board. The Audit Committee shall initially be made up of four directors.

Each member of the Committee shall be an independent director (as defined by all applicable rules and regulations). For purposes hereof, an "independent director" shall be one:

- who accepts no consulting, advisory or other compensatory fee from the Corporation other than in his or her capacity as a member of the Committee, the Board or any other committee of the Board or is not otherwise an affiliated person of the Corporation; and
- who is free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director.

The Board shall consider whether at least one member of the Committee shall be an "audit committee financial expert," as defined by Section 407 of the Sarbanes-Oxley Act of 2002, and the existence of such member(s), or the lack thereof and the reason therefore, shall be disclosed in the Corporation's periodic filings as required by the Commission. In determining whether a member of the Committee is an "audit committee financial expert," the Board shall consider whether any member of the Committee have an understanding of generally accepted accounting principles and financial statements, experience in the preparation or auditing of financial statements of companies generally comparable to the Corporation, experience in the application of generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves, experience with internal accounting controls and an understanding of audit committee functions.

Each member of the Committee shall be able to read and understand fundamental financial statements in accordance with the rules of the NASD applicable to Nasdaq listed issuers. At least one member shall have past employment experience in finance or accounting, a professional certification in accounting or other comparable experience or background that results in the individual's possessing the requisite financial sophistication, such as a current or past position as a chief executive or financial officer or other senior officer with financial oversight responsibilities.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. To the extent practical and appropriate, each regularly scheduled meeting should conclude with an executive session of the Committee absent members of management and on such terms and conditions as the Committee may elect. As part of its job to foster open communication, the Committee should, to the extent practical and appropriate, meet periodically with management, the director of the internal auditing function, if any, and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

Unless a Chairman of the Committee is elected by the Board, the Committee shall elect a Chairman by majority vote.

POWERS

The Committee shall have the power to conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to engage independent counsel and other advisers, as it determines necessary to carry out its duties. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete, accurate or in accordance with generally accepted accounting principles or applicable law. Those tasks are the responsibility of management and the independent auditors. The Board and the Committee are in place to represent the Corporation's stockholders. Accordingly, the independent auditors are ultimately accountable to the Board and the Committee.

RESPONSIBILITIES

The Committee's policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the Board and the Corporation's stockholders that the corporate accounting and reporting practices of the Corporation are in accordance with all requirements and are of the highest quality.

In meeting its responsibilities, the Committee is expected to:

1. Review and reassess the adequacy of this Charter periodically, and no less frequently than annually, and recommend to the Board any necessary amendments as conditions dictate.
2. With respect to the Corporation's independent auditors:
    a. The Committee is responsible for the appointment, compensation and oversight of the work of the Corporation's independent auditors. The Committee shall pre-approve all auditing services (including the provision of comfort letters) and non-audit services provided by the independent auditors to the Corporation, other than as may be allowed by applicable law. The Committee may delegate to one or more designated Committee members the authority to grant pre-approvals required by the foregoing sentence. The decisions of any Committee member to whom authority is delegated hereunder shall be presented to the Committee at each of its scheduled meetings. The

independent auditors shall be ultimately accountable to the Board and to the Committee as representatives of the Corporation's stockholders, which together shall have the ultimate authority and responsibility to nominate the independent auditors to be proposed for stockholder approval and to select, evaluate and (when appropriate) replace the independent auditors.

b. Review the independence of the independent auditors, including a review of management consulting services, and related fees, provided by the independent auditors. The Committee shall require the independent auditors at least annually to provide a formal written statement delineating all relationships between the independent auditors and the Corporation consistent with the rules of the NASD applicable to Nasdaq listed issuers and request information from the independent auditors and management to determine the presence or absence of a conflict of interest. The Committee shall actively engage the auditors in a dialogue with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors. The Committee shall take, or recommend that the full Board take, appropriate action to oversee the independence of the auditors.

3. Review and concur with management on the scope and responsibilities of an internal audit department, if any, and on the appointment, replacement, reassignment or dismissal of an internal audit department manager or director, as applicable.

4. Review and discuss with management, before release, the audited financial statements and the Management's Discussion and Analysis proposed to be included in the Corporation's Annual Report in Form 10-K. Make a recommendation to the Board whether or not the audited financial statements should be included in the Corporation's Annual Report on Form 10-K.

5. In connection with its review of the Corporation's interim and audited financial statements, if no report is made by the independent auditors and management, the Committee shall inquire of the Corporation's management and the independent auditors as to whether there were any significant financial reporting issues and judgments made in connection with the preparation of such financial statements, as well as the potential impact on the Corporation's financial statements of any proposed changes in accounting and financial reporting rules.

6. In consultation with the independent auditors, the internal audit department, if any, and management, consider and review at the completion of the annual examinations and such other times as the Committee may deem appropriate:

   a. The Corporation's annual financial statements and related notes.

   b. The independent auditors' audit of the financial statements and their report thereon.

   c. The independent auditors' reports regarding critical accounting policies, alternative treatments of financial information and other material written communications between the independent auditors and management, including the written disclosures and letter from the independent auditors required by Independence Standards Board Standard No. 1 (or any amended or successor standard).

   d. Any deficiency in, or suggested improvement to, the procedures or practices employed by the Corporation as reported by the independent auditors in their annual management letter.

7. The Committee shall at least annually inform the independent auditors, the Chief Financial Officer, the Controller, and the most senior other person, if any, responsible for the internal audit activities, that they should promptly contact the Committee or its Chairman about any significant issue or disagreement concerning the Corporation's accounting practices or financial statements that is not resolved to their satisfaction.

8. Periodically, and to the extent appropriate under the circumstances, it may be advisable for the Committee, with the assistance of the independent auditors, the internal audit department, if any, and/or management, to consider and review the following:

    a. Any significant changes required in the independent auditors' audit plan.

    b. Any difficulties or disputes with management encountered during the course of the audit.

    c. The adequacy of the Corporation's system of internal financial controls.

    d. The effect or potential effect of any regulatory regime, accounting initiatives or off-balance sheet structures on the Corporation's financial statements.

    e. Any correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies.

    f. Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

9. Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as modified or supplemented.

10. Obtain from the independent auditors assurance that they have complied with Section 10A of the Securities Exchange Act of 1934.

11. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by the Corporation's employees of concerns regarding questionable accounting or auditing matters.

12. Prepare a report in the Corporation's proxy statement in accordance with SEC requirements.

13. To the extent appropriate or necessary, it is advisable that Committee review the rationale for employing audit firms other than the principal independent auditors; and, where an additional audit firm has been employed, review the coordination of audit efforts to assure completeness of coverage, reduction of redundant efforts and the effective use of audit resources.

14. To the extent that it is practical, it is recommended that one or more members of the Committee periodically review, before release, the unaudited operating results in the Corporation's quarterly earnings release and/or discuss the contents the quarterly earnings release with management.

15. The Committee shall direct the independent auditors to use their best efforts to perform all reviews of interim financial information prior to disclosure by the Corporation of such information, and to discuss promptly with the Committee and the Chief Financial Officer any matters identified in connection with the auditors' review of interim financial information which are required to be discussed by Statement on Auditing Standards No. 61 (or any amended or successor statement).

16. To the extent that it is practical, it is recommended that one or members of the Committee meet periodically with or interview, in separate sessions, the Chief Financial Officer, the senior internal auditing executive and the independent audit firm engagement partner.

17. To the extent not otherwise approved by a comparable independent body of the Board, review and approve all related party transactions (consistent with the rules of the NASD applicable to Nasdaq listed issuers).

Appendix C

DSP GROUP, INC.

CHARTER OF THE NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

AUTHORITY AND PURPOSE

The Nomination and Corporate Governance Committee (the "Committee") of DSP Group, Inc. (the "Corporation") is appointed by the Corporation's Board of Directors (the "Board"). The Committee shall assist the Board in all matters relating to the establishment, implementation and monitoring of policies and processes regarding the recruitment and nomination of candidates to the Board and committees of the Board; the review and making of recommendations to the Board regarding the composition and structure of the Board and committees of the Board; the development, evaluation and monitoring of the Corporation's corporate governance processes and principles. The Committee also is responsible for developing, implementing and monitoring compliance of the Corporation's Code of Business Conduct and Ethics (the "Code") and making recommendations to the Board of revisions to the Code from time to time as appropriate. Further, the Committee is responsible for the administration of the Board's annual self-evaluation process and the sharing of the results thereof with the Board for discussion and deliberation. The Committee shall undertake those specific duties and responsibilities listed below and such other duties as the Board shall from time to time prescribe. The Committee's policies and procedures should remain flexible in order to best react to changing conditions and to ensure to the Board and the Corporation's stockholders that the composition, practices and operation of the Board and the corporate governance practices of the Corporation are in accordance with all requirements and are of the highest integrity. All powers of the Committee are subject to the restrictions designated in the Corporation's Bylaws (the "Bylaws") and by applicable law.

COMMITTEE MEMBERSHIP

The Committee members (each, a "Member" and collectively, the "Members") shall be appointed by the Board and will serve at the discretion of the Board. The Committee will consist of no fewer than three members of the Board. Each Member shall meet the independence requirements promulgated by the Securities and Exchange Commission specifically relating to the Members, the National Association of Securities Dealers, Inc., Nasdaq Stock Market ("Nasdaq") relating to Nasdaq-listed issuers and any governmental or regulatory body exercising authority over the Corporation (the "Regulatory Body"). Each Member also shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a Member. Unless otherwise directed by the Board, each Member shall serve until such Member ceases to serve as a member of the Board, or until his or her successor has been duly appointed by the Board. Members may be removed at any time by vote of the Board.

SUBCOMMITTEE

The Committee shall have the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate; provided the subcommittees, if any, are composed entirely of independent directors as defined by the Regulatory Body.

STRUCTURE AND MEETINGS

The Committee shall conduct its business in accordance with this Charter, the Bylaws and any direction by the Board. The Committee chairperson shall be designated by the Board, or, if it does not do so, the Members shall elect a chairperson by a vote of the majority of the full Committee.

The Committee shall meet at least two times a year at a time and place determined by the Committee chairperson, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson. Members may participate in a meeting of the Committee by means of conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

The Committee chairperson will preside at each meeting and, in consultation with the other Members, will set the frequency and length of each meeting and the agenda of items to be addressed at each meeting. The chairperson of the Committee shall ensure that the agenda for each meeting is circulated to each Member in advance of the meeting. The chairperson of the Committee (or other member designated by the chairperson or the Committee in the Chairperson's absence) shall regularly report to the full Board on its proceedings and any actions that the Committee takes. The Committee will maintain written minutes of its meetings, which minutes will be maintained with the books and records of the Corporation.

As necessary or desirable, the Chairperson of the Committee may invite any director, officer or employee of the Corporation, or other persons whose advice and counsel are sought by the Committee, to be present at meetings of the Committee.

DUTIES AND RESPONSIBILITIES

The duties of the Committee shall include, without limitation, the following:

1. Monitor the size and composition of the Board and committees of the Board.

2. Consider and make recommendations to the Board with respect to the nominations or elections of directors of the Corporation in connection with the slate of directors proposed for stockholder approval at annual meetings of stockholders and vacancies occurring on the Board from time to time, including vacancies resulting from an increase in the size of the Board, except that if the Corporation is at any time legally required by contract or otherwise to provide any third party with the ability to nominate a director, the Committee need not evaluate or propose such nomination, unless required by contract or requested by the Board.

3. Establish, review and evaluate the qualifications for Board membership, which qualifications for consideration by the Committee shall include, among others, the highest personal and professional integrity, demonstrated exceptional ability and judgment, broad experience in business, finance or administration, familiarity with the Corporation's industry, ability to serve the long-term interests of the Corporation's stockholders and sufficient time available to devote to the affairs of the Corporation.

4. Solicit periodic input from the Board and conduct a review of the effectiveness of the structure and operations of the Board.

5. Make recommendations to the Board concerning the appointment and removal of directors to committees of the Board and suggest rotations for chairpersons of committees as the Committee deems desirable from time to time.

6. Make recommendations to the Board regarding committee member qualifications, committee structure and operations, delegated responsibilities of the committees and revisions to the charter of each Board committee.

7. Evaluate and recommend any revisions to Board and committee meeting policies and logistics.

8. Review on an annual basis director compensation and benefits.

9. Administer the annual self-evaluation by the Board, share the evaluation results with the full Board and lead Board discussions and analysis thereof.

10. Develop orientation materials for new directors and corporate governance-related continuing education for all Board members.

11. Implement, evaluate and monitor compliance of the Code, promptly inform the Board of any non-compliance and make recommendations to the Board regarding any revisions to the Code from time to time as appropriate.

12. Establish, implement and monitor the processes for effective communication between the Corporation's stockholders and members of the Board.

13. Establish, implement and monitor the processes for consideration of stockholder proposals properly submitted in accordance with the provisions of the Bylaws.

14. Review all stockholders proposals properly submitted to the Corporation in accordance with the provisions of the Bylaws (including any proposal relating to the nomination of a member of the Board) and recommend to the Board appropriate action on each such proposal with input from an independent advisor and/or legal counsel, as appropriate.

15. Advise the Board periodically with respect to significant developments in the law and practice of corporate governance, with advise from legal counsel as appropriate, as well as the Corporation's compliance with the Corporation's corporate guidance guidelines and applicable laws and regulations, and make recommendations to the Board on all matters of corporate governance and on any corrective action to be take, as the Committee may deem appropriate.

16. Review, at least annually, the Corporation's compliance with the Nasdaq corporate governance listing requirements, and report to the Board regarding the same.

17. Coordinate the search for individuals qualified to succeed the Chief Executive Officer of the Corporation and make recommendations to the Board.

18. Review and reassess, periodically, the adequacy of this Charter and make recommendations to the Board regarding any revisions to this Charter from time to time as appropriate.

COMMITTEE RESOURCES

The Committee shall have the authority, to the extent it deems necessary or appropriate, to retain a search firm to be used to identify director candidates. The Committee shall have sole authority to retain and terminate any such search firm, including sole authority to approve the firm's fees and other retention terms. The Committee shall also have authority, to the extent it deems necessary or appropriate, to retain other advisors, including outside legal counsel. The Corporation will provide for appropriate funding, as determined by the Committee, for payment of compensation to any search firm or other advisors employed by the Committee.

PERFORMANCE EVALUATION

The Committee shall perform an annual evaluation of its own performance, which shall compare the performance of the Committee with the requirements of this Charter. The report to the Board may take the form of an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report.

DISCLOSURE OF CHARTER

This Charter will be made available on the Corporation's Web site.

DSP Group Inc.
3120 Scott Blvd. Santa Clara, CA. 95054, USA
Tel 408-986-4300 Fax: 408-986-4323

February 11, 2004

Dear Shareholders/Prospect Investor:

Thank you for your interest in our company. We welcome the opportunity to meet with you and to further introduce our products, roadmap and incredible business and financial achievements.
We have recently announced our latest Q4-2003 and annual 2003 financial results. Enclosed is a brief description of **DSP Group, Inc. (NASDAQ: DSPG)**:

- **DSPG is a fabless semiconductor company, a leader in the wireless residential markets.**
- **Q4-2003 earnings release issued on Jan. 27, 2004, reported a 36% revenue increase to $38.1 million from $28.1 million in Q4-02.**
- **Annual revenues for 2003 increased 22% to 152.9 million from $125.2 million in 2002**
- **Q4-2003 was the 10th consecutive quarter - DSPG continuously reported quarter revenue growth YoY.**
- **Record high gross margins for a quarter – up to 49% (including a 2% one-time effect) from 42% YoY.**
- **Q4-2003 net income and diluted EPS increased to $6.0 million and $0.20 from $3.9 million and $0.14 (excluding the impairment of available-for-sales marketable securities in 2002), respectively.**
- **Net income for 2003 increased to $25.4 million or 17% of revenues from $15.1 million or 12% of revenues in 2002.**
- **Clear and new product roadmap plans and new market opportunities in 2004. New DECT 1.9GHz (European standard) chip sets. New video technology chips – following an acquisition accomplished in Q2-2003 – enabling DSP Group to make its first steps into the "Multimedia" world as well as new chips with MP3 capabilities.**
- **Solid balance sheet with $276.4 million cash & marketable securities, generated $34.3 million positive cash flow from operations during 2003.**
- **No debt, low CAP-EX.**

Please do not hesitate to contact me for further questions or to set up a one-on-one meeting.
In the meantime, please visit our website at www.dspg.com to find additional information.

Best Regards,

Yaniv Arieli

Yaniv Arieli
President of US Operations
Investor Relations
Tel: (408) 986-4423
Fax: (408) 986-4442
E-mail: yarieli@dspg.com

CORPORATE OVERVIEW - DSP Group

General:

Exchange: NASDAQ ("DSPG")
Year established: 1987, listed: 1993
Industry: Semiconductors

DSPG Investor Relations :
Yaniv Arieli, President of US Operations
E-mail : yarieli@dspg.com
Phone : 1-408-986-4423
Fax : 1-408-986-4442

Overview:

DSP Group, Inc. is a leading fabless semiconductor company. DSP Group has become a worldwide leader in developing and providing solutions for the short-range wireless market. DSP Group designs complex integrated chip (IC) solutions incorporating advanced DSP (Digital Signal Processing) processors, communication technologies (including Bluetooth), highly advanced radio frequency (RF) CMOS devices, Video decoder/encoder processors and in-house developed VoIP hardware and software technologies.

DSP Group's leading-edge technologies, innovations and integration road map for a one-stop-shop System-On-a-Chip (SOC), is achieved after successfully combining its DSP Core technology with advanced RF CMOS, communication technology, video technology and speech-processing algorithms.
DSP Group's applications, targeted for the residential, SOHO, SME enterprise and automotive applications include digital 900MHz, 2.4GHz, DECT (1.9GHz), 5.8GHz and Bluetooth for voice, data and video communication products.

DSP Group also provides solutions for DVRs (Digital Voice Recorders) and MP3 applications, as well as develops and markets embedded, integrated silicon / software solutions for Voice-over-Digital-Subscriber Line (VoDSL), Voice-over-Internet-Protocol (VoIP), and other Voice-over-Packet applications for Integrated Access Devices (IAD) and IP Phones.

Acquisitions & Spin-off:

- In May 2003, DSP Group acquired the assets of Teleman Multimedia Inc., which has advanced silicon platform for video compression and decompression designed to interface with image sensors and panel displays for $5 million in cash.
- In October 2002 DSPG spun off its DSP Cores licensing activities and merged this activity with Parthus Technologies. The new company was named ParthusCeva Inc. (NASDAQ: "CEVA").
- In 2001, DSP Group acquired the remaining 29% of VoicePump, Inc., completing the acquisition of the software design company specializing in VoIP and VoDSL applications.
- In 1999, DSP Group acquired two integrated groups of engineers, specializing in the design of integrated circuits for wireless and RF communications.

CORPORATE OVERVIEW - DSP Group

Customers:

Among the top name consumer brands and OEM customers using DSP Group's solutions: Ascom, CCT Telecom, Cenix, Fujitsu, GE, Motorola, PCC (Panasonic), Samsung, Sony, Swissvoice, Philips, Uniden and others.

Financials:



Revenues ($k)
89,430
125,158
152,875
2001
2002
2003



Pro Forma EPS ($) - Continuing operations
(Exluding unusual expenses and one time items)
0.42
0.71
0.93
2001
2002
2003

Total cash: December 31, 2003 - $276.4 million. December 31, 2002 - $236.0 million

Management:

Chairman of the Board & CEO:	Eli Ayalon
Chief Operating Officer:	Boaz Edan
VP Finance & CFO:	Moshe Zelnik

Directors:

Eli Ayalon (Chairman), Zvi Limon, Yair Shamir, Yair Seroussi, Louis Silver, Patrick Tanguy

Headquarters:

USA
3120 Scott Boulevard
Santa Clara, CA 95054
Phone: 408-986-4300
Fax: 408-986-4323

Israel
5 Shenkar Street
Herzelia, Israel 46120
Phone: +972-9-952-9696
Fax: +972-9-954-1234

Japan
Nihon DSP K.K.
Koizumi Bldg., 9th Floor
1-29-1 Nishi Gotanda
Shinagawa-ku
Tokyo 141-0031, Japan
Phone: +81-3-3493-3050
Fax: +81-3-3493-4427

Scotland
DSPG Edinburgh Ltd
One, The Alba Campus
Livingston, EH54 7HH
Scotland
Phone : +44-(0)-1506-407730
Fax : +44-(0)-1506-407739

DSP GROUP

DSP Group, Inc. Reports Fourth Quarter and 2003 Earnings

Net Income for the quarter and year increased 65% YoY and 67% YoY, respectively

SANTA CLARA, Calif., January 27, 2004—DSP Group, Inc. (NASDAQ: DSPG) today announced its results for the quarter and year ended December 31, 2003.

Fourth Quarter Results:

Revenues for the fourth quarter of 2003 were $38,136,000, an increase of 36% from revenues of $28,128,000 for the fourth quarter of 2002. Net income for the fourth quarter was $5,961,000, an increase of 65% from net income of $3,604,000 for the fourth quarter of 2002 (which included net loss of $22,000 related to the discontinued operations of the DSP cores licensing business). Diluted earnings per share (EPS) for the fourth quarter of 2003 was $0.20, an increase of 54% from $0.13 for the fourth quarter of 2002.

Year End Results:

Revenues for the year ended December 31, 2003, were $152,875,000, an increase of 22% over 2002 revenues of $125,158,000. Net income for 2003 was $25,355,000, an increase of 67% from $15,142,000 for 2002 (which included net income of $2,470,000 related to the discontinued operations of the DSP cores licensing business). Diluted EPS for 2003 was $0.86, an increase of 59% from $0.54 for 2002. Diluted EPS for 2002 included an amount of $0.09 related to the discontinued operations.

Pro Forma Results:

Results for 2003 included a one-time write-off in the second quarter of 2003 in the amount of $2,727,000 for in-process research and development related to the Teleman Multimedia Inc. acquisition announced by the company on May 19, 2003 and a capital gain of $241,000 from the sale of Tower Semiconductor Ltd. shares. Results for the fourth quarter and year ended

December 31, 2002, included an unusual loss item for impairment of available-for-sale marketable securities of $414,000 and $10,229,000, respectively, mainly associated with a decline in value of the company's holdings in AudioCodes Ltd. shares (NASDAQ: AUDC) in the second quarter of 2002. In addition, the company recorded in the first quarter of 2002, an amount of $865,000 as an unusual expense related to the abandoned IPO expenses of the DSP Cores licensing business.

Pro forma net income and diluted EPS for the company for the year ended December 31, 2003, excluding the unusual loss and expense items described above, would have been $27,569,000 and $0.93, respectively. The company achieved an increase of 38% and 31% for pro forma net income and diluted EPS, excluding the discontinued operations and the unusual loss and expense items, as compared to $19,930,000 and $0.71, respectively, for the same period in 2002.

The company believes that this pro forma presentation of net income and diluted EPS is useful to investors in comparing results for the quarter and year ended December 31, 2003 to the same periods during 2002, because it excludes items that management does not consider meaningful for purposes of analyzing the company's operating results and budget-planning decisions.

Eli Ayalon, Chairman and CEO of DSP Group, stated: "We are very satisfied with our achievements in 2003. We reached record revenue and operating profitability levels, and increased diluted EPS, as compared to 2002. We are also pleased with our solid fourth quarter 2003 performance, and the continuing strong demand for our wireless residential products, resulting in strong bookings and good visibility into the first quarter of 2004."

Mr. Ayalon further stated: "During 2003 we also completed a strategic move into the multimedia communication market through the acquisition of Teleman Multimedia, finalized the development of a new chip set for the European markets and added new advanced features to our products. We are now well positioned to face the exciting challenges of the future, and take advantage of new market opportunities."

Moshe Zelnik, CFO of DSP Group, stated, "Our gross margins for the fourth quarter of 2003 reached a record level of 49% of revenues, a significant improvement over previous quarters. Approximately $900,000 or 2% was due to our ability to use previously scrapped inventory. In addition, it should be noted that an amount of approximately $700,000 related to the accelerated depreciation of equipment was included in research and development expenses recorded in the fourth quarter of 2003."

Mr. Zelnik further stated, "During the fourth quarter of 2003 we repurchased 100,000 shares of our common stock for a total amount of $2,310,000 at an average price of $23.1 per share. During the year ended December 31, 2003, we repurchased 746,000 shares for a total amount of $16,157,000 at an average price of $21.66 per share. As of December 31, 2003, our cash position, consisting of cash, cash equivalents and marketable securities, reached a level of approximately $276.4 million, reflecting approximately $34.3 million of positive cash flow from operations during the year 2003."

About DSP Group

DSP Group, Inc. is a fabless semiconductor company that is a worldwide leader in the short-range wireless market. By combining its DSP core technology with advanced RF CMOS, communication technology, video technology and speech-processing algorithms, DSP Group develops and provides a wide portfolio of short-range communication solutions, which are utilized for residential, SOHO, SME, enterprise and automotive applications. DSP Group solutions include digital 900MHz, 2.4GHz, DECT (1.9GHz), 5.8GHz and Bluetooth for voice, data and video communication as well as solutions for DVRs (Digital Voice Recorders) and MP3 applications. DSP Group also develops and markets embedded, integrated silicon/software solutions for Voice-over-Digital-Subscriber Line (VoDSL) and Voice-over-Internet-Protocol (VoIP) applications, as well as other Voice-over-Packet applications for Integrated Access Devices (IAD) and IP phones. More information about DSP Group is available at www.dspg.com.

Forward-Looking Statements

This press release may contain statements that qualify as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, including statements made by Mr. Ayalon relating to continuing strong demand for DSP Group's wireless residential products, strong booking for and good visibility into the first quarter of 2004, and DSP Group being well positioned to face the exciting challenges of the future and take advantage of new market opportunities. These forward-looking statements are based on current expectations and DSP Group assumes no obligation to update this information. In addition, the events described in these forward-looking statements may not actually arise. DSP Group's actual results could differ materially from those described in this press release as a result of various factors, including unexpected delays in the introduction of new products; failure to achieve broad market acceptance of existing and new products by existing and potential OEM customers; DSP Group's inability to add new customers and develop and produce new products at competitive costs and in a timely manner; decline or fluctuations in gross margins and the effect on revenues and profitability; and general market demand for products that incorporate DSP Group's technology in the market. These factors and other factors which may affect future operating results or DSP Group's stock price are discussed under "RISK FACTORS" in the Form 10-K for the year ended December 31, 2002, as well as other reports, including Form 10-Qs, DSP Group has filed with the Securities and Exchange Commission and which are available on DSP Group's Web site (www.dspg.com) under Investor Relations.

Earnings conference call

DSP Group has scheduled a conference call for 8:30 a.m. EDT today to discuss fourth quarter and annual 2003 results and invites you to listen to a live broadcast over the Internet. The broadcast can be accessed by all interested parties through the Investor Relations section (investor message board) of DSP Group's Web site at www.dspg.com or link to: **http://phx.corporate-ir.net/phoenix.zhtml?c=101665&p=irol-necalendar**.

If you cannot join the call, please listen to the replay, which will be available for approximately two weeks after the call on DSP Group's Web site or by calling the following numbers:

--US Dial-In # 1-888-286-8010 (passcode: 19616340)

--International Dial-In # 617-801-6888 (passcode: 19616340)

For more information, please contact Yaniv Arieli, President of US Operations, Investor Relations, DSP Group at (408) 986-4423; or e-mail: yarieli@dspg.com

DSP GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME - US GAAP
(In thousands, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,	
	2003	2002	2003	2002
Product revenues and other	$ 38,136	$ 28,128	$ 152,875	$ 125,158
Cost of product revenues and other	19,451	16,213	83,077	74,412
Gross profit	18,685	11,915	69,798	50,746
Operating expenses:				
Research and development	8,197	4,621	25,599	19,745
Sales and marketing	3,361	2,767	11,977	10,745
General and administrative	1,947	1,523	6,953	5,048
In-process research & development write-off	--	--	2,727	--
Aborted spin off expenses and other	--	--	--	865
Total operating expenses	13,505	8,911	47,256	36,403
Operating income	5,180	3,004	22,542	14,343
Other income :				
Interest and other income, net	2,002	1,886	7,947	9,452
Capital gains	--	--	241	--
Income after financial and other income	7,182	4,890	30,730	23,795
Impairment of available-for-sale marketable securities	--	(414)	--	(*)(10,229)
Income before provision for income taxes	7,182	4,476	30,730	13,566
Provision for income Taxes	1,221	850	5,375	(**)894
Net income from continuing operations	5,961	3,626	25,355	12,672
Net income (loss) from discontinued operations (***)	--	(22)	--	2,470
Net income	$ 5,961	$ 3,604	$ 25,355	$ 15,142
Net earnings per share for continuing operations:				
Basic	$ 0.21	$ 0.13	$ 0.91	$ 0.47
Diluted	$ 0.20	$ 0.13	$ 0.86	$ 0.45
Net earnings (loss) per share for discontinued operations:				
Basic	$ 0.00	$ (0.00)	$ 0.00	$ 0.09
Diluted	$ 0.00	$ (0.00)	$ 0.00	$ 0.09
Net earnings per share (combined):				
Basic	$ 0.21	$ 0.13	$ 0.91	$ 0.56
Diluted	$ 0.20	$ 0.13	$ 0.86	$ 0.54

Weighted average number of shares of Common Stock used in computing of:				
Basic	28,615	27,188	27,912	27,070
Diluted	30,344	28,028	29,593	28,041

(*) Related to impairment of marketable securities
(**) Included a tax credit related to impairment of marketable securities
(***) Related to the DSP cores licensing business (Ceva) which was discontinued in November 2002 following the combination of Ceva with Parthus Technologies plc to form ParthusCeva, Inc.

DSP GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME – PRO FORMA
(In thousands, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,	
	2003	2002	2003	2002
Product revenues and other	$ 38,136	$ 28,128	$ 152,875	$ 125,158
Cost of product revenues and other	19,451	16,213	83,077	74,412
Gross profit	18,685	11,915	69,798	50,746
Operating expenses:				
Research and development	8,197	4,621	25,599	19,745
Sales and marketing	3,361	2,767	11,977	10,745
General and administrative	1,947	1,523	6,953	5,048
Total operating expenses	13,505	8,911	44,529	35,538
Operating income	5,180	3,004	25,269	15,208
Other income :				
Interest and other income, net	2,002	1,886	7,947	9,452
Income after financial and other income	7,182	4,890	33,216	24,660
Provision for income taxes	1,221	929	5,647	4,730
Net income from continuing operations	5,961	3,961	27,569	19,930
Net income (loss) from discontinued operations (***)	--	(22)	--	2,470
Net income	$ 5,961	$ 3,939	$ 27,569	$ 22,400
Net earnings per share for continuing operations:				
Basic	$ 0.21	$ 0.15	$ 0.99	$ 0.74
Diluted	$ 0.20	$ 0.14	$ 0.93	$ 0.71
Net earnings (loss) per share for discontinued operations:				
Basic	$ 0.00	$ (0.00)	$ 0.00	$ 0.09
Diluted	$ 0.00	$ (0.00)	$ 0.00	$ 0.09
Net earnings per share (combined):				
Basic	$ 0.21	$ 0.15	$ 0.99	$ 0.83
Diluted	$ 0.20	$ 0.14	$ 0.93	$ 0.80
Weighted average number of shares of Common Stock used in computing of:				
Basic	28,615	27,188	27,912	27,070
Diluted	30,344	28,028	29,593	28,041

The above pro forma consolidated statements of income have been adjusted to exclude the following items to US GAAP reported net income:

Reported net income per US GAAP	$ 5,961	$ 3,604	$ 25,355	$ 15,142
Adjustments:				
Aborted spin off expenses and other	--	--	--	865
Impairment of available-for-sale marketable securities	--	414	--	10,229
In-process research & development write-off		--	2,727	--
Capital gains	--	--	(241)	--
Tax benefit	--	(79)	(272)	(3,836)
Pro forma net income	$ 5,961	$ 3,939	$ 27,569	$ 22,400

DSP GROUP, INC.
CONSOLIDATED BALANCE SHEETS – US GAAP
(In thousands)

	December 31, 2003 (Audited)	December 31, 2002 (Audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 36,812	$ 39,919
Marketable securities	42,490	45,371
Trade receivables, net	15,844	4,873
Inventories	8,466	6,916
Other accounts receivable	1,462	1,352
Deferred income taxes	1,326	1,685
Assets of discontinued operation, net	---	4,737
Total current assets	106,400	104,853
Property and equipment, net	7,108	4,690
Long term marketable securities	197,071	150,692
Investment in equity security of traded companies	47,138	12,031
Severance pay fund	2,360	1,616
Long term pre-paid expenses and lease deposits	513	386
Goodwill	5,804	5,804
Other intangible assets	911	--
Total Assets	$ 367,305	$ 280,072
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade payable	$ 11,221	$ 6,745
Other current liabilities	34,556	21,552
Total current liabilities	45,777	28,297
Long term liabilities:		
Accrued severance pay	2,555	1,686
Deferred income taxes	14,592	2,371
Total long term liabilities	17,147	4,057
Stockholders' equity:		
Common Stock	29	27
Additional paid-in capital	174,700	156,443
Accumulated other comprehensive income	23,045	476
Retained earnings	107,799	90,772
Loss – Cost of Treasury stock	(1,192)	---
Total stockholders' equity	304,381	247,718
Total liabilities and stockholders' equity	$ 367,305	$ 280,072

EETIMES
THE INDUSTRY SOURCE FOR ENGINEERS & TECHNICAL MANAGERS WORLDWIDE

DSP Group tips DECT chips, reference design

New baseband, modem and RF front-end devices eye Europe and China markets

By Patrick Mannion

Manhasset, N.Y. - DSP Group Inc. launched its first assault on the European cordless-telephony market last week with the release of a complete 1.9-MHz Digital European Cordless Telephone (DECT) reference design at the Consumer Electronics Show in Las Vegas. The company also introduced multilane /multihandset and video capabilities for the DECT portfolio, and added those same capabilities to its established U.S.-centric 2.4-GHz and 5.8-GHz Enhanced Digital Cordless telephone (EDCT) solutions, while enhancing Bluetooth support for the 2.4GHz EDCT line.

DSP Group (Santa Clara, Calif.) was originally positioned as a provider of DSP and voice-delivery products. Now, bolstered by deals with Panasonic, Uniden, GE, Motorola and others, it supplies complete systems or parts of systems for 80 percent of the U.S. market for 2.45-GHz cordless phones, said Yaniv Arieli, president of U.S. operations. The DSP, baseband, modem and RE CMOS technologies that the fabless vendor has distilled into four chips "means those companies now want to use us for one-stop shopping for their cordless phones," Arieli said.

The company is aiming to establish positions in Europe and the nascent Chinese market with a 1.9-GHz DECT chip set. "Europe is a huge market, and China is now also starting to use DECT," said Arieli. "This is a large effort for us."

In Europe, Infineon Technologies supplies chips to DECT powerhouse Siemens. Nevertheless, "we also see ourselves as potential suppliers to Siemens," Arieli said, "and we have advantages over the larger companies in that we're customer feedback-oriented, whereas the bigger companies want to be generic and off-the shelf." DSP Group's battle cry, in essence, is that it can better adapt its chips' features to customers' requirements.

The new lineup comprises a DECT baseband, modem and RF front end. Added to the company's existing EDCT lineup, the combination aims to provide an integrated chip set that can be configured for global compatibility. "We plan to have a complete EDCT/DECT integrated solution in 2005," said Arieli. The DECT chip set will be available by midyear; depending on system features, the price will range from $2 to $15.


RF, baseband signal chains to allow integration
Video encoder supports H.263, MPEG-4
Dc motor
ΣΔ A/D
TeakLite DSP
DECT/EDCT BMC
DECT/EDCT RF IC
Bluetooth BMC
Bluetooth RF IC
Touch screen I/F
ROM
RAM
ARM
RAM
Flash
GPIO/keypad
USB
Memory I/F
SDRAM
Camera I/F
Video engine
LCD controller
TV in
TV out
Source: DSP Group Inc.

Simple voice connectivity is only a third of the equation, Arieli said. Data and video are the remainder. To that end, DSP Group is adding Bluetooth version 1.2 Class I capability to its EDCT 2.4-GHz division, which DSP Group acquired in 1999.

The company is also offering a video encoder/decoder that Arieli said will allow a cordless phone to become a low cost videophone. It will support screen line. Called Blue-S, the line will bring together fixed-wire (PSTN) and broadband Internet Protocol networks seamlessly, the company said.

PC connection

With 20-dBm output power, Class 1 operation will allow a device to transmit over a range of up to 100 yards, supporting data access from most locations inside and outside a home, said Arieli. "The cordless phone can even be used to connect a PC to the Internet over a land line," he said. The Bluetooth add-on, like the DECT chip set, includes a complete baseband-to RF signal chain, the latter developed by Advanced Micro Devices Inc.'s former RF sizes up to CIF and standards such as H.263 and MPEG-4. The part comes with a built-in CMOS image-sensor interface and LCD controller.

All versions of the DSP Group lineup feature multiline, multihandset support. They will use a TeakLite DSP core with performance of up to 140 Mips, with integrated sigma-delta cadets and A/D converters. The company also announced at CES a polyphonic MIDI ringer and support for multimedia players with MP3.

"Some people believe that you won't need a land line anymore, but we say you'll need a device that can send voice, video and data around the home, and no one wants to do that using a PC," said Arieli.

INVESTOR'S BUSINESS DAILY®

Friday, January 30, 2004

Earnings Report

DSP Group, Inc. Reports Fourth Quarter and 2003 Earnings

Net Income for the quarter and year increased 65% YoY and 67% YoY, respectively

SANTA CLARA, Calif.—DSP Group, Inc. (NASDAQ: DSPG) announced its results for the quarter and year ended December 31, 2003.

Fourth Quarter Results:

Revenues for the fourth quarter of 2003 were $38,136,000, an increase of 36% from revenues of $28,128,000 for the fourth quarter of 2002. Net income for the fourth quarter was $5,961,000, an increase of 65% from net income of $3,604,000 for the fourth quarter of 2002 (which included net loss of $22,000 related to the discontinued operations of the DSP cores licensing business). Diluted earnings per share (EPS) for the fourth quarter of 2003 was $0.20, an increase of 54% from $0.13 for the fourth quarter of 2002.

Year End Results:

Revenues for the year ended December 31, 2003, were $152,875,000, an increase of 22% over 2002 revenues of $125,158,000. Net income for 2003 was $25,355,000, an increase of 67% from $15,142,000 for 2002 (which included net income of $2,470,000 related to the discontinued operations of the DSP cores licensing business). Diluted EPS for 2003 was $0.86, an increase of 59% from $0.54 for 2002. Diluted EPS for 2002 included an amount of $0.09 related to the discontinued operations.

Eli Ayalon, Chairman and CEO of DSP Group, stated: "We are very satisfied with our achievements in 2003. We reached record revenue and operating profitability levels, and increased diluted EPS, as compared to 2002. We are also pleased with our solid fourth quarter 2003 performance, and the continuing strong demand for our wireless residential products, resulting in strong bookings and good visibility into the first quarter of 2004."

As for 2004 guidance, the company increased its revenue growth estimate to a range of $172-$178 million, compared to $153 million in 2003, and increased its gross margins to a range of 44%-48%, from 46% in 2003.

About DSP Group

DSP Group, Inc. is a fabless semiconductor company that is a worldwide leader in the short-range wireless market. More information about DSP Group is available at www.dspg.com.

As of January 27th, 2004, ***Investor's Business Daily's*** (www.investors.com) proprietary **Stock Checkup Ratings** ranks DSP Group's stock as an "A" overall rating.

For more information, please contact Yaniv Arieli, President of US Operations, Investor Relations, DSP Group at (408) 986-4423; or e-mail: yarieli@dspg.com.

DSP GROUP

DSP GROUP TO UNVEIL NEW CHIP-SETS FOR RESIDENTIAL WIRELESS COMMUNICATION AT THE CONSUMER ELECTRONICS SHOW IN LAS VEGAS

Bluetooth Pavilion, South Hall 3&4, booth #22702 Pod H

SANTA CLARA, Calif., January 2, 2004—DSP Group, Inc. (NASDAQ: DSPG), a worldwide leader in developing and providing solutions for the residential wireless market, will unveil its new products portfolio at the upcoming 2004 International CES in Las Vegas on January 8th.

DSP Group's new advanced solutions include:

- BlueS™ - Multimedia Cordless Solution - This versatile solution provides universal connectivity of voice, data and video communications at home, bringing together, Fixed Wire (PSTN) and Broadband IP networks to provide seamless connectivity on a highly personalized basis.
- DECT for 1.9GHz European Digital Cordless - Full chip set solution and complete reference design.
- EDCT for 2.4GHz and 5.8GHz - Most Advanced True Multi-Handset, Multi-Line FHSS Phone with integrated RF CMOS technology.
- A universal Baseband and feature device supporting a worldwide solution - on a single chip (USA, Europe, China and Japan).
- Multi-Purpose Integrated Video Encoder-Decoder IC with built-in CMOS Image Sensor Interface and LCD Display Controller supporting JPEG, MPEG4 & H.263 codecs.
- Multimedia Players with MP3 and other functionalities for high-quality, low-cost portable Multimedia and advanced Digital Voice Recorders.

- Polyphonic MIDI Ringer - A new addition to DSP Group's rich portfolio of features for consumer electronics and telephony applications.

"DSP Group has developed an extensive portfolio of new products and features for the residential wireless market, to compliment and extend our existing product portfolio. The new solutions incorporating advanced technologies in voice, data and video communications." stated Victor Koretsky, DSP Group's VP of Marketing and Sales. "With all the technology available in-house, DSP Group continues to be a leader by offering a one-stop technology shop for our customers who are among the largest consumer electronic manufacturers. Continuous innovation allows us to grow our business by offering a combination of cutting-edge technologies and a rich set of features at competitive prices."

International CES - Las Vegas Convention Center

DSP Group will be demonstrating its new products and features at CES and welcomes you to stop by our booth for a viewing. Our booth will be located in the Bluetooth Pavilion, South Hall 3&4, booth #22702 Pod H.

About DSP Group

DSP Group, Inc. is a fabless semiconductor company that is a leader in the short-range wireless markets. By combining its DSP core technology with advanced RF CMOS, communication, video technology and speech-processing algorithms, DSP Group is a worldwide leader in developing and providing short-range communication applications that include digital 900MHz, 2.4GHz, DECT (1.9GHz), 5.8GHz and Bluetooth for voice, data and video communication in residential, SOHO, SME, enterprise and automotive applications as well as solutions for DVRs (Digital Voice Recorders) and MP3 applications. DSP Group's products include advanced RF CMOS and communications technology. DSP Group also develops and markets embedded, integrated silicon/software solution for Voice-over-Digital-Subscriber Line (VoDSL) and Voice-over-Internet-Protocol (VoIP) applications, as well as other Voice-over-Packet applications for Integrated Access Devices (IAD) and IP phones. More information about DSP Group is available at www.dspg.com.

For more information, please contact Yaniv Arieli, President of US Operations, Investor Relations, DSP Group at (408) 986-4423.

DSP GROUP ACQUIRES ASSETS OF TELEMAN MULTIMEDIA

Strategic Acquisition Positions DSP Group to Offer Integrated Video Capability

SANTA CLARA, Calif., May 19, 2003 — DSP Group, Inc. (Nasdaq: DSPG), a worldwide leader in developing and providing solutions for the residential wireless market, announced today that it has acquired substantially all of the assets of Teleman Multimedia, Inc. ("Teleman"), headquartered in Alviso, Calif. for $5 million in cash.

Teleman, founded in 1998, has developed an advanced silicon platform for video compression and decompression designed to interface with image sensors and panel displays. DSP Group has acquired all the intellectual property of Teleman, including patents and other research and development in process. In addition, it has hired Teleman founder, CEO and CTO, John Hong as vice president for video technologies and other key Teleman engineers in Seoul, Korea and Alviso, Calif.

"The acquisition of Teleman's video technologies opens the door to a very interesting array of multimedia applications", said Eli Ayalon, Chairman and CEO of DSP Group. "We believe that the technology acquired from Teleman combined with our leading voice, data and communications technologies will enable us to continue and grow our business in the years to com."

Mr. Ayalon added: "DSP Group plans to build a new team of 40 designers around the group from Teleman. This team will integrate the Teleman and DSP Group technologies to create new products to meet the developing market demand for video features. The first product integrating the Teleman technology has been defined and has secured one design win. Shipments of this product are expected to begin in the third quarter of 2004. We expect the sales of the company in the fourth quarter of 2004 enriched with the new video products, to show a 30% increase compared to our forecast for the fourth quarter of 2003."

The Teleman silicon platform supports compression standards such as MPEG4, JPEG and H263, which are used in video conferencing applications. Work is already in progress to support the new compression standard H264, which enables improved video quality at low bit rates. The Teleman solution features a unique architecture, which enables high video performance in conjunction with small silicon area and low power consumption.

"We are excited about the opportunity to join DSP Group and work in a company with a remarkably successful track record", said Mr. Hong, "The compelling business rational for joining forces with DSPG is the shared belief that our video technology, combined with DSP Group's voice, data and communication technologies, and DSP Group's impressive customer base, will lead to new business for the company. I am looking forward to joining the DSP Group management team and contributing to the company's continued growth."

Moshe Zelnik, CFO of DSP Group, said: "We will pay $5 million in cash consideration for the assets acquired from Teleman, and we expect additional expenses related to the deal of approximately $200,000.

A one-time charge of $2.6 million related to in-process research and development and other expenses will be included in our financial statements for the second quarter of 2003. An additional amount of $2.6 million related to the established technology and expenses will be amortized over a period of four years.

Over all, Diluted EPS is expected to reflect a decrease of $0.11 for 2003; $0.07 of which is related to the $2.6 million non recurring charges; and $0.04 of which is related to an increase in overall ongoing operating expenses, representing a slight dilution to our previously anticipated performance.

We expect new products built around the acquired technologies to begin generating revenues by the third quarter of 2004."

About DSP Group

DSP Group, Inc. is a fabless semiconductor company that is a leader in the short-range wireless market. By combining its DSP cores technology with advanced RF, communication technology and speech-processing algorithms, DSP Group is a worldwide leader in developing and providing short-range communication applications that include digital 900MHz, 2.4GHz, DECT (1.9GHz), 5.8GHz and Bluetooth for voice and data communication in residential, SOHO, SME, enterprise and automotive applications. DSP Group's products include advanced RF CMOS and communications technology. DSP Group also develops and markets embedded, integrated silicon/software solution for Voice-over-Digital-Subscriber Line (VoDSL) and Voice-over-Internet-Protocol (VoIP) applications, as well as other Voice-over-Packet applications for Integrated Access Device (IAD) and IP phone. More information about DSP Group is available at www.dspg.com.

This press release may contain statements that qualify as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, including statements about the Teleman acquisition made by Mr. Ayalon relating to the growth in business, development of new products, the anticipated shipment schedule for the new products and fourth quarter 2004 revenues, as well as statements made by Mr. Zelnik relating to the expenses and impact on EPS projections. These forward-looking statements are based on current expectations and DSP Group assumes no obligation to update this information. In addition, the events described in these forward-looking statements may not actually arise. DSP Group's actual results could differ materially from those described in this press release as a result of various factors, including, the acceptance by customers of DSP Group's products, DSP Group's ability to differentiate its products from those of its competitors in the same market and the general market demand for products that incorporate DSP Group's technology in the market. These factors and other factors which may effect future operating results or DSP Group's stock price are discussed under "RISK FACTORS" in the Form 10-K for the year ended December 31, 2002, as well as other report, including Form 10-Qs, DSP Group has filed with the Securities and Exchange Commission and which are available on DSP Group's Web site (www.dspg.com) under Investor Relations.

Management conference call

DSP Group has scheduled a conference call for 10:30 a.m. EDT today to discuss the Teleman asset acquisition and invites you to listen to a live broadcast over the Internet. The broadcast can be accessed by all interested parties through the Investor Relations section (investor message board) of DSP Group's Web site at www.dspg.com or link to: http://www.dspg.com/ir/investor_messageb.html

For more information, contact:

Yaniv Arieli
President of US Operations
Investor Relations
DSP Group, Inc.
Tel: +1 408 986 4423
Fax: +1 408 986 4442
e-mail: yarieli@dspg.com

Digital Cordless Portfolio
Total Telephony Solutions™

Cordless
Phone-on-a-chip™

DSP Group's Cordless Chipsets include solutions for the successful Enhanced Digital Cordless Telephone (EDCT), Digital European Cordless Telephone (DECT), Bluetooth™, including Multi-line and Multi-handset capabilities.

DSP Group's BlueS™ solution is a step toward single point Home Connectivity, where Data and Video join Voice.

DSP Group's state-of-the-art, single-chip RF design, based on advanced, low cost CMOS technology guarantees the best cost/performance ratio, and is most suitable for mass production. Our Family of Integrated Digital Baseband processors for Digital Cordless Telephony is the most versatile in the industry.

Integration of the TeakLite® RISC DSP core into the Baseband chip enables software implementation of a variety of voice coders, and provides a flexible platform for a wide range of solutions. Both software and hardware are compatible with the entire range of products: from a basic cordless phone with Caller ID up to a fully featured solution. The family combines unique wireless communication technology with the widest range of telephony features at the best system cost.

Communication standards supported:

EDCT™: Enhanced Digital Cordless Telephone, 2.4GHz & 5.8GHz Frequency , FHSS, TDMA Multi-line, Multi-handset

DECT: Digital European Cordless Telephone, 1.9GHz TDMA, Multi-line, Multi-handset

BlueS™: Bluetooth Cordless Telephone, 2.4GHz FHSS, TDMA, Multi-line, Multi-handset

System Block Diagram



Base Set with Caller ID
Handset with Caller ID and Speakerphone
DH24 RF17B
DLH36119
DLH36107
DH24 RF17B
Base Set with Caller ID, Full Duplex Speakerphone and Answering Device
DH24 RF17B
DLH36F569 with FLASH
408-9864300 11:55AM
DSP GROUP 1-1-2001
03.

Full range of features based on the same architecture:

- Basic model with Caller ID type I & II, and True Full Duplex Speakerphone® in the Handset
- Fully featured model with DTAM, Handsfree True Full Duplex Speakerphone® and Caller ID type I & II
- Two-line model with DTAM, Handsfree True Full Duplex Speakerphone® and Caller ID type I & II

Main Features

- Supports multiple lines, multiple handsets
- Handset-to- Handset communication independent of Base station (Walkie Talkie mode)
- Low component count enables cost-effective 2 layer PCB
- Highly integrated low-cost RF solution
- Baseband IC main features:
- Integrated DSP Core with versatile software package
- Internal maskable Host control SW with optional External µC
- **Truespeech® Triple Rate CODER® speech compression**
- Selectable Low, Medium and High Bit Rate
- Up to 25 minutes of recording per 4Mbit storage
- **Hands-free True Full Duplex Speakerphone®**
- **Caller ID Type I&II**
- DTMF, CAS, Tone and FSK Detection and Generation
- FlexiSpeech™ variable speed playback

Advanced Features

- Voice Recognition
- Speech Synthesis
- Talking Caller ID
- Polyphonic Ringer, MIDI player
- Color LCD with Picture Caller ID

Contact us:
www.dspg.com

IN YOUR WIRELESS WORLD

DSP GROUP

Digital Cordless Portfolio
Total Telephony Solutions™

Cordless
Phone-on-a-chip™

DE56k Family Highlights

- Up to 140 MIPS Teaklite® DSP Core
- Integrated Sigma-Delta CODECs and A/D
- Integrated Amplifiers with volume control
- Two-line support with all circuitry integrated on chip
- LCD controller
- 1.8-3.6V Low power operation
- Integrated DC/DC controller
- Integrated LCD controller
- USB 1.1, TDM, SPI, SIO, JTAG, Parallel and Serial Host interfaces
- 2 cell battery operation with built in DC/DC converter

DH24RF17B Highlights

- 2.4GHz ISM band
- Highly integrated solution
- Very low external component count
- 2-layer low cost 1 Sq.inch PCB
- Fully integrated CMOS RF Tranceiver with built-in PA
- +22dBm Transmit Power
- -95dBm Sensitivity
- 5.8GHz operation with DH58RFC05 up-converter front-end
- Self-calibrating

USA -DSP Group,Inc.
3120 Scott Blvd.
Santa Clara,CA 95054
Tel: + 408 986 4300
Fax: + 408 986 4323

Europe - DSP Group Ltd.
One of The Alba Campus
Livingston, EH54 7HH
Scotland
Tel: +44 (0) 1506 407730
Fax: +44 (0) 1506 407739

Israel - DSP Group Ltd.
5 Shenkar St.
Herzeliya 46120, Israel
Tel: + 972 9 952 9696
Fax: + 972 9 954 1234

Japan -DSP Group (Japan) Inc.
Koizumi Bldg, 9F
1-29-1 Nishi-Gotanda
Shinagawa-Ku
Tokyo 141-0031, Japan
Tel: + 81 3 3493 3050
Fax: + 81 3 3493 4427

Hong Kong - DSP Solutions Ltd.
RM 24, 3/F, Blk. B,
Proficient Ind. Center
6 Wang Chui Rd.,
Kowloon Bay, Hong Kong
Tel: +852 2750 7325
Fax: +852 2305 0640

Korea - DSP Technology Ltd.
#B-414 Champs Elyesse Center
889-5, Daechi Dong
Kangnam-Ku
Seoul, Korea
Tel: +82 2 554 7494
Fax: +82 2 554 7495

Taiwan-
Frontek Technologies Co., Ltd.
5F, No. 128, Lane 235,
Bauchiau Road, Shindian City,
Taipei , Taiwan, R.O.C
Tel: (886) 2-8912-1688
Fax: (886) 2-8912-1699

Communication Standards

Cordless Technology	Baseband IC	RF Chip	Application	Valuable features
EDCT Low Cost 2.4GHz & 5.8GHz, FHSS, MHS (4 Handsets on-line + 4 Handsets Intercom), 7-way conferencing, Handset to Handset Intercom (Walkie-Talkie mode)	DLH36107	DH24RF17B for 2.4GHz or DH24RF17B+ DH58RFC05+ DH58PA05 for 5.8GHz	Handset	FDSP in Handset
	DLH36119		Base/CID Base	CID,EC, 4-way conferencing
	DLH36F569		Base with CID, FDSP and TAD	CID,EC, 6-way conferencing, FDSP, TAD, TRC, WTM, Embedded Flash
	DH36F569		Base with CID, FDSP and TAD and 2-line support	CID,EC, 7-way conferencing, FDSP, TAD, TRC, 2-line support, Talking CID, WTM, SMS, Embedded Flash
DECT 1.9GHz, up to 6 Handsets, 9-way conferencing, Handset-to-Handset Intercom (Walkie-Talkie mode), SMS or **EDCT** Low Cost 2.4GHz & 5.8GHz, FHSS, MHS (4 Handsets on-line + 4 Handsets Intercom), 7-way conferencing, Handset to Handset Intercom (Walkie-Talkie mode)	DE56107	DE19RF16+ DE19PA16 for DECT or DH24RF17B for 2.4GHz or DH24RF17B+ DH58RFC05+ DH58PA05 for 5.8GHz	Handset	FDSP in Handset
	DE56177		Handset + Polyphonic Ringer	FDSP in Handset, Polyphonic Ringer
	DE56277		Handset + Polyphonic Ringer, Color LCD display	FDSP in Handset, Polyphonic Ringer, Color LCD display
	DE56119		Base/CID Base	CID, EC, 7-way conferencing
	DE56F569		Base with CID, FDSP and TAD	CID, EC, 8-way conferencing, FDSP, TAD, TRC, WTM, SMS, Embedded Flash
	DE56F589		Base with CID, FDSP, TAD, **VR**	CID, EC, 9-way conferencing, FDSP, TAD, TRC, Talking CID, 2-line support, WTM, SMS, **VR**, Embedded Flash
BlueS™ 2.4GHz, up to 4 Handsets, 7-way conferencing, Handset to Handset Intercom (Walkie-Talkie mode), SMS	DB56187	DB24RF27	Handset	FDSP in Handset
	DB56F599		Base with CID, FDSP, TAD and 2-line support	CID,EC, 7-way conferencing, FDSP, TAD, TRC, Talking CID, 2-line support, WTM, SMS, Embedded Flash

CID - Caller Identification
EC - Echo Cancellation
FDSP - True Full Duplex SpeakerPhone
SMS - Short Message Service
TAD - Telephone Answering Device
TRC - Triple Rate Coder
VR - Voice Recognition
WTM - Walkie-Talkie Handset to Handset Intercom

ntegrated Digital Telephone and Digital Voice Recorder
D36k/DE56k Phone-on-a-Chip™ Products

D36k/DE56k
Phone-on-a-chip™

The D36k and DE56k families provide a total Integrated Digital Telephone-On-a-Chip, Voice Recorder, and Music Player solutions. The Chips include all the necessary functions for feature rich products, including DSP Group's Truespeech® Triple Rate CODER® speech compression, Hands-free True Full Duplex Speakerphone®, Caller ID Type I & II detection, FlexiSpeech™ variable speed playback, Voice Recognition, Background Noise Reduction and Speech and Music Synthesis.

Primary Applications

- Baseband Controller for Direct Sequence, Frequency Hopping Spread Spectrum Cordless Telephone with highest level of integration.
- Feature-rich corded and cordless Telephone with Answering Machine, Hands-free Speakerphone® and CID type I and II.
- Multi-line-corded and cordless Telephone with Answering Machine, Hands-free Speakerphone® and CID type I and II.
- Integrated and Stand-alone Digital Telephone Answering Machine with CID Type I and II.
- Portable Digital Voice Recorder with/without MP3 player.
- Hands-free Cellular Car Kit and Desktop Docking Station.
- Home automation and security.

D36k Block Diagram


Line Interface
Line Interface
MUX
PLL
RTC
ΣΔADC
ΣΔCODEC
ΣΔCODEC
ΣΔCODEC
DIGITAL SIGNAL PROCESSOR
Host Control
Flash (Optional)
Hands free
Handset [optional]
SPI
TDM
408-9864300 11:55AM
DSP GROUP 1-1-2001
Keypad
LED/LCD DISPLAY

DE56k Family Highlights

- Up to 140 MIPS Teaklite® DSP Core
- Integrated Sigma-Delta CODECs and A/D
- Integrated Amplifiers with volume control
- Two-line support with all circuitry integrated on chip
- LCD Controller
- 1.8-3.6V Low power operation
- Integrated DC/DC controller
- USB 1.1, TDM, SPI, SIO, JTAG, Parallel and Serial Host interfaces
- 2 cell battery operation with built in DC/DC converter

Main Features

- Internal maskable Host control SW with optional External µC
- Truespeech® Triple Rate CODER® speech compression
  - Low, Medium and High Bit Rate
  - 25/15/11 minutes of recording per 4Mbit storage
- MP3 playback at 16~320kbps, 16~48ksps; MPEG1 Layers I and II
- General MIDI, SP-MIDI, SMAF playback
- Hands-free True Full Duplex Speakerphone®
- Caller ID Type I &II
- DTMF, CAS, Tone, FSK Detection and Generation
- Serial Peripheral Interface, TDM/PCM/IOM-2/SPI compatible
- SIO, JTAG, and Parallel or Serial Host µC Interfaces
- Internal Flash Message Storage Memory support
- FlexiSpeech™ variable speed playback

Advanced Features

- Voice Recognition
- Backround Noise Reduction
- Voice Changer
- Speech and Music Synthesis

Contact us:
www.dspg.com

IN YOUR WIRELESS WORLD

DSP GROUP

Integrated Digital Telephone and Digital Voice Recorder

D36k/DE56k Phone-on-a-Chip™ Products

D36k Phone-on-a-Chip™

P/N	CODEC	Embedded Message Flash	Host	Internal Host RAM/ROM size	Main Features
D36529	1.5		Internal	0.4kB/64kB	CID, TAD, TRC, VP, Flexi, 8M and 16M external flash support
D36520			External	n/a	
D36F529	1.5	4M	Internal	0.4kB/64kB	
D36F520			External	n/a	
D36569	2.5		Internal	5kB/128kB	CID, TAD, TRC, TDM, DP, VP, FDSP Flexi, 8M and 16M external flash support
D36561			External	n/a	
D36F569	2.5	4M	Internal	5kB/128kB	
D36F561			External	n/a	
D36589	3.5		Internal	24kB/256kB	CID, TAD, TRC, TDM, DP, VP, FDSP Flexi, 2-line support, Text-to-Speech, Polyphonic Ringer, 8M and 16M external flash support
D36581			External	n/a	
D36F589	3.5	4M	Internal	24kB/256kB	
D36F581			External	n/a	

Digital Voice Recorders & Multi-Media Players

P/N	CODEC	Memory	Host	Internal Host RAM/ROM size	Main Features
D36523	1.5	64, 128, 256 NAND	Internal	2kB/64kB	Digital Voice Recorder on-a-chip, TRC, 64-256MB flash support
D36531	1.5	n/a	External	n/a	Multitasking RTOS, CID, TAD, VP, Flexi, ADPCM
DE56541	2.5	NAND, MMC/SD, CF, IDE, HD	Internal or External	n/a	MP3 and MIDI playback, Noise Reduction, ADPCM and TRC recording, Flexi, 64-256MB NAND Flash File System, USB1.1, LCD Controller

DE56541 DVR with MP3 Player, USB controller, Flash Storage, Keypad and LCD direct interface



Telephone Line
Line Interface
MUX
RTC
PLL
FLASH STORAGE
FLASH
ΣΔADC
ΣΔCODEC
ΣΔCODEC
A u d i o
USB
Keypad
2/03
DSP GROUP
LP 0:32
Display
2xAAA Batteries
Internal Step-up DC/DC
USB 1.1

FDSP - True Full Duplex SpeakerPhone
CID - Caller Identification type I & II
TAD - Telephone Answering Device
TRC - Triple Rate CODER
Flexi - FlexiSpeech, variable speed playback without changing the pitch of the voice
VP - Voice Prompt, prerecorded and stored in the non-volatile memory
TDM - Time Domain Multiplexing 4-wire Interface
DP - Data Pump - modes of operation allowing compressed recording to and decompressed playback from Host
Multitasking RTOS - Multitasking Real Time Operating System allowing 2 and more line support. RTOS enables operation of various TAD modes, CID, Speakerphone simultaneously.

USA -DSP Group,Inc.
3120 Scott Blvd.
Santa Clara,CA 95054
Tel: + 408 986 4300
Fax: + 408 986 4323

Europe - DSP Group Ltd.
One of The Alba Campus
Livingston, EH54 7HH
Scotland
Tel: +44 (0) 1506 407730
Fax: +44 (0) 1506 407739

Israel - DSP Group Ltd.
5 Shenkar St.
Herzeliya 46120, Israel
Tel: + 972 9 952 9696
Fax: + 972 9 954 1234

Japan -DSP Group (Japan) Inc.
Koizumi Bldg, 9F
1-29-1 Nishi-Gotanda
Shinagawa-Ku
Tokyo 141-0031, Japan
Tel: + 81 3 3493 3050
Fax: + 81 3 3493 4427

Hong Kong - DSP Solutions Ltd.
RM 24, 3/F, Blk. B,
Proficient Ind. Center
6 Wang Chui Rd.,
Kowloon Bay, Hong Kong
Tel: +852 2750 7325
Fax: +852 2305 0640

Korea - DSP Technology Ltd.
#B-414 Champs Elyesse Center
889-5, Daechi Dong
Kangnam-Ku
Seoul, Korea
Tel: +82 2 554 7494
Fax: +82 2 554 7495

Taiwan-
Frontek Technologies Co., Ltd.
5F, No. 128, Lane 235,
Bauchiau Road, Shindian City,
Taipei, Taiwan, R.O.C
Tel: (886) 2-8912-1688
Fax: (886) 2-8912-1699

Corporate Directory

Officers and Key Employees

Eli Ayalon
Chairman of the Board
& Chief Executive Officer

Boaz Edan
Chief Operating Officer

Moshe Zelnik
Secretary, Vice President,
Finance & Chief Financial Officer

Eli Fogel
Chief Technology officer

Ofer Ramon
Vice President, R&D

Ofer Shneyour
Vice President
Business Development

Yaniv Arieli
President of US Operations,
Investor Relations

Victor Koretsky
Vice President, Sales & Marketing

Leah Sade
Vice President, Human Resources

Ilana Treston
Vice President
Strategic Development

Directors

Eli Ayalon
Chairman of the Board
& CEO DSP Group

Zvi Limon
General Partner,
Magnum Communication Fund

Yair Shamir
Chairman & CEO
VCON Telecommunications Ltd.

Yair Seroussi
Managing Director, Amdeal Ltd.

Patrick Tanguy
CEO, Technal S.A.

Louis Silver
Business Development Advisor

Independent Auditors
Kost, Forer, Gabbay & Kassierer
A member of Ernst & Young
Global, Tel Aviv, Israel

General Legal Counsel
Morrison & Foerster LLP
San Francisco, California

Registrar and Transfer Agent
American Stock Transfer
and Trust Company
59 Maiden Lane
New York, NY 10038

Quarterly Earnings Release
Quarterly earnings releases will be made available to stockholders upon request. Please note that quarterly reports to stockholders will no longer be published.

Annual Meeting
The Annual Meeting of stockholders will be held on May 4, 2004 at 10:00 a.m. local time at Drake Swissotel N.Y 440 Park Ave / 56th St., New York, NY.

DSP group

Sales, Marketing and Support Offices

USA
DSP Group, Inc.
3120 Scott Blvd.
Santa Clara, CA 95054
USA
Tel: + 408 986 4300
Fax: + 408 986 4323

Israel
DSP Group Ltd.
5 Shenkar St.
Herzeliya 46120
Israel
Tel: + 972 9 952 9696
Fax: + 972 9 954 1234

Europe
DSPG Edinburgh Ltd.
One, The Alba Campus
Livingston, EH54 7HH
Scotland
Tel: +44 - 1506 - 407730
Fax: +44 - 1506 - 407739

Japan
DSP Group (Japan), Inc.
Koizumi Bldg. 9th Floor
1-29-1 Nishi-Gotanda
Shinagawa-Ku
Tokyo 141-0031
Japan
Tel: + 81 3 3493 3050
Fax: + 81 3 3493 4427

Japan
Tomen Electronics
2-27, Kohnan 1 Chome,
Minato-ku,
Tokyo 108-8510
Japan
Tel: +81 3 5462 9619
Fax: +81 3 5462 9686

South Korea
DSP Technology
#B-414 Champs Elyesse Center
889-5, Daechi Dong
Kangnam-Ku
Seoul 135-280
Korea
Tel: +82 2 554 7494
Fax: +82 2 554 7495

Hong Kong
DSP Solutions Ltd.
RM 24, 3/F, Blk. B,
Proficient Ind. Center
6 Wang Chiu Rd.
Kowloon Bay, Kowloon
Hong Kong
Tel: +852 2750 7325
Fax: +852 2305 0640

South Korea
DSP Video Korea
905-9th Floor Gangham B/D
Sechodong 1321-1
Sechogu Seoul
137-070 Korea
Tel: +82 2 585 5475
Fax: +82 2 585 5452

Taiwan, R.O.C.
ASCEND Technology
11F-7, No.77, Hsin-Tai-Wu Road
Sec. 1, Hsi-Chin city
Taipei-Hsien, Taiwan, R.O.C
Tel: +886 2 2698 8696
Fax: +886 2 8698 2138

marketing@dspg.com
sales@dspg.com
[illegible]@dspg.com

www.dspg.com